As filed with the Securities and Exchange Commission on April 9, 2004.
Registration 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Financial Pacific Company

(Exact name of registrant as specified in its charter)

Washington	6172	91-1079276
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3455 South 344th Way, Suite 300

Federal Way, Washington 98001
(253) 568-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dale A. Winter

President and Chief Executive Officer
3455 South 344th Way, Suite 300
Federal Way, Washington 98001
(253) 568-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stewart M. Landefeld Eric A. DeJong Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, Washington 98101-3099 (206) 359-8000	Stanley F. Farrar Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067-1725 (310) 712-6600

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.    ☐

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, no par value	$80,500,000	$10,200

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 9, 2004

Prospectus

                               Shares

Financial Pacific Company

Common Stock

        We have applied to have our stock quoted on the Nasdaq National Market under the symbol “FNPC.”

      We are offering                    shares and the selling shareholders are offering                    shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $          per share. After the offering, the market price for our shares may be outside this range.

       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds to Financial Pacific Company, before expenses	$	$

Proceeds to selling shareholders	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriters the right to purchase up to                    additional shares and the selling shareholders have granted the underwriters the right to purchase up to                     additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                     , 2004.

Joint Book-Running Managers

Banc of America Securities LLC	Piper Jaffray

SunTrust Robinson Humphrey

                    , 2004

     You should rely only on the information contained in this prospectus. We and the selling shareholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Page

Prospectus Summary	1
Risk Factors	8
Forward-Looking Statements	17
Use of Proceeds	18
Dividend Policy	18
Recapitalization	18
Capitalization	19
Dilution	20
Selected Financial Information	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	23
Business	43
Management	58
Certain Relationships and Related Transactions	66
Principal and Selling Shareholders	67
Description of Capital Stock	69
Shares Eligible for Future Sale	72
Underwriting	74
Validity of the Common Stock	77
Experts	77
Where You Can Find More Information	77
Index to Consolidated Financial Statements	F-1
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EXHIBIT 23.1

i

PROSPECTUS SUMMARY

      The information in the following summary is described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Accordingly, you should also read the more detailed information set out in this prospectus, including the risk factors and the consolidated financial statements and related notes, and the registration statement of which this prospectus is a part.

Financial Pacific Company

General

      We are a specialized commercial finance company that leases business-essential equipment to small businesses. We provide lease financing nationwide primarily through a growing network of over 450 independent lease brokers and equipment lessors. Our leases generally are noncancelable, full payout direct financing leases and cover a wide range of equipment categories in numerous industries, including general construction and specialty trades, automotive repair and services, and restaurants and bars. The original equipment cost of leases in our portfolio generally ranges from $5,000 to $50,000, and does not exceed $125,000 for any individual lease. At December 31, 2003, the average original equipment cost of leases in our portfolio was approximately $19,000, with an average lease term at origination of approximately 50 months. In 2003, we originated 5,302 leases, representing $98.4 million in total original equipment cost. Our average net investment in direct financing leases was $194.1 million, and we generated revenues of $44.2 million and net income of $5.8 million for the year ended December 31, 2003.

Our Market

      We operate in the small-ticket leasing market and, within this market, we target small, higher-risk businesses generally having limited operating or business credit history, or limited or poor credit history at the owner level. Using the latest estimates published by the Equipment Leasing Association, we estimate the small-ticket leasing market accounted for approximately $62.4 billion of the total new leasing volume originated in the United States in 2003. While we believe our segment constitutes a significant portion of the small-ticket leasing market, the needs of this segment have been underserved by banks, thrifts and large commercial finance companies due to the fact that these small businesses typically do not meet the underwriting criteria of these sources. We believe that our experience gained over 15 years in this segment of the small-ticket leasing market and our customized practices and systems developed specifically for this segment position us to continue to capitalize on this market opportunity.

Our Business

      We were founded in 1975 to fund and service equipment leases primarily in the state of Washington. Beginning in the late 1980s, we developed a lease referral network of brokers and lessors which now spans the United States.

      We believe that the following components of our scalable, integrated infrastructure allow us to efficiently originate, underwrite and collect on the types of small-ticket leases we target, and provide us with the capability to serve a growing number of lease transactions:

•	Lease Origination. We originate small-ticket leases mainly through a nationwide network of independent brokers and lessors who can submit lease applications and access up-to-date lessee information through our customized, secure website.

•	Credit Underwriting. We evaluate credit risk and maintain strict underwriting guidelines for our customer base using our proprietary credit scorecard. Our credit scorecard automatically scores each lease application, which is then promptly reviewed by our experienced underwriting personnel.

•	Collections. Our collections department is staffed with seasoned employees having generally five to 20 years of relevant experience, including three to five years with our company, and is designed to systematically handle delinquent accounts, allocating appropriate collections resources and expertise at different points in the collections process.

Our Competitive Strengths

      We believe our following strengths allow us to compete effectively in our segment of the small-ticket leasing market:

•	Proprietary scoring and credit underwriting. Designed for our targeted market niche, our credit scorecard was developed in consultation with Fair Isaac Corporation using our historical performance data and is periodically refined to allow us to continue to effectively evaluate credit risk and maintain a strict set of underwriting guidelines. In addition to our credit scoring, our seasoned underwriting staff, with an average of 22 years of relevant experience, performs thorough reviews of our lease applications.

•	Scalable business model. Our scalable business model is capable of handling greater volumes of our current business and supporting potential expansion into other segments of the small-ticket leasing market.

•	National origination platform. We have established relationships with over 450 independent brokers and lessors covering 48 states, and we continue to develop new relationships with quality brokers and lessors throughout the nation.

•	Portfolio diversification. Our portfolio is diversified by geography, equipment category, industry, number of lessees and origination sources, all of which we believe help us effectively manage credit risk.

•	Seasoned collections staff and systematic collections process. We employ a seasoned collections staff, which we believe is key to succeeding in our segment of the small-ticket leasing market, and have structured our collections department to systematically handle delinquent accounts in an efficient manner.

•	Access to multiple funding sources. We have established and maintain multiple funding sources and types and have the ability to access funding at competitive rates through various economic cycles, enabling us to maintain the liquidity necessary to manage our business. At December 31, 2003, we had $126.5 million of unused capacity under our financing facilities, subject to borrowing requirements, out of a maximum availability of $225.0 million.

•	Integrated information technology systems. Our business integrates information technology systems to optimize the lease origination, credit, collection and account servicing functions, allowing data sharing among our groups and resulting in lower transaction costs, improved operating efficiencies, higher quality lease applications and better credit decisions.

•	Experienced management team. Members of our senior management team average 23 years of relevant experience, including an average of six years of service with our company. Our management team is largely responsible for the successful implementation of our current credit underwriting, scoring and collections systems.

Our Business Strategy

      We intend to focus on the following initiatives in continuing our disciplined growth in the small-ticket leasing market:

•	Expand broker and lessor network and achieve deeper penetration within existing broker and lessor base. To increase our overall share of lease originations in the small-ticket leasing market, we plan to increase the number of lease origination sources by establishing new broker and lessor relationships and enhance existing broker and lessor relationships.

•	Increase our penetration in selected geographic regions. To capitalize on what we believe to be a significant opportunity for business expansion, we intend to devote additional attention and resources to geographic markets on which we have not focused substantial efforts to date.

•	Enhance credit underwriting through refinement of credit scoring. We intend to continue to leverage our extensive experience in our segment of the small-ticket leasing market to refine our credit scoring and improve our credit underwriting policies. A periodically refined, more predictive credit scorecard should give our credit underwriting staff a better opportunity to approve lease applications that will generate attractive returns.

•	Expand our suite of products. We regularly explore the potential development of new products and programs aimed at our segment and other segments of the small-ticket leasing market, with the goal to increase our overall lease originations.

Recapitalization

      In January 1998, affiliates of Windward Capital Partners, L.P., a private equity investment firm, acquired a majority interest in Financial Pacific and restructured it as a Washington holding company with multiple classes of common stock. On or prior to the completion of this offering, we will recapitalize Financial Pacific, resulting in a single class of common stock.

Corporate Information

      Our principal executive office is located at 3455 South 344th Way, Federal Way, Washington 98001, and our telephone number is (253) 568-6000. Our website address is www.finpac.com. The information found on our website is not, however, a part of this prospectus and any reference to our website is intended to be an inactive textual reference only and is not intended to create any hypertext link.

      Financial Pacific Company is a holding company that owns our operating subsidiary, Financial Pacific Leasing, LLC, that in turn owns three special purpose subsidiaries used for financing purposes: Financial Pacific Funding, LLC, Financial Pacific Funding II, LLC and Financial Pacific Funding III, LLC. In this prospectus, references to the “company,” “Financial Pacific,” “we,” “us” and “our” refer to Financial Pacific Company and its subsidiaries, unless the context otherwise requires.

      We have pending trademarks for “Financial Pacific,” “Financial Pacific Leasing,” “FinPac,” and “FP” and its design. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

The Offering

Common stock offered:

By Financial Pacific Company	shares

By selling shareholders	shares

Total	shares

Common stock outstanding after this offering	shares

Offering price	$ per share

Use of proceeds	We intend to use the net proceeds from this offering:

• to redeem $6.0 million of our outstanding preferred stock, plus accrued dividends, which amounted to $2.7 million at December 31, 2003; and

• to repay our outstanding subordinated debt totaling $10.0 million, plus accrued interest and prepayment fees.

With any remaining net proceeds, we intend to pay down outstanding debt under our syndicated warehouse credit facility.

We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling shareholders.

Proposed Nasdaq National Market symbol	FNPC

      The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of December 31, 2003 and excludes shares of our common stock reserved for issuance under our stock option plans, of which                     shares are currently issuable upon exercise of outstanding options at a weighted average exercise price of $          per share.

      This prospectus describes Financial Pacific after giving effect to our recapitalization, which will be completed on or prior to the completion of this offering. See “Recapitalization.” Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option;

•	the reclassification of all outstanding shares of our existing classes of common stock into a single class of new common stock;

•	the exercise of all outstanding warrants for shares of new common stock;

•	a for 1 forward split of our common stock; and

•	no exercise of outstanding options since December 31, 2003.

Summary Financial Data

      The following information should be read together with the audited consolidated financial statements and the related notes and the “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included elsewhere in this prospectus.

	Year Ended December 31,

	1999		2000		2001		2002		2003

	($ in thousands, except per share data)
Statement of Operations Data:
Interest and fee income		$33,719		$40,660		$40,693		$40,570		$42,949
Interest expense		9,119		13,450		10,152		7,687		7,526

Net interest and fee income		24,600		27,210		30,541		32,883		35,423
Provision for credit losses		11,434		26,686		13,999		14,821		13,029

Net interest and fee income after provision for credit losses		13,166		524		16,542		18,062		22,394
Other income		976		1,946		1,108		1,084		1,278

		14,142		2,470		17,650		19,146		23,672
Salaries and benefits		5,533		6,168		6,183		6,258		6,011
General and administrative		5,226		7,523		6,883		6,510		6,776
Financing related costs(1)		—		—		15		1,101		360
Interest expense on shares subject to mandatory redemption(2)		—		—		—		—		570

Total other expenses		10,759		13,691		13,081		13,869		13,717

Income (loss) before income taxes and cumulative effect of change in accounting principle		3,383		(11,221)		4,569		5,277		9,955
Income tax provision (benefit)		1,285		(4,263)		1,746		2,004		4,105

Income (loss) before cumulative effect of change in accounting principle		2,098		(6,958)		2,823		3,273		5,850
Cumulative effect of change in accounting principle, net of tax		—		—		(282)		—		—

Net income (loss)		2,098		(6,958)		2,541		3,273		5,850
Preferred stock dividends		—		—		896		896		448
Accretion of preferred stock		—		—		153		193		122

Net income (loss) attributable to common shareholders		$2,098		$(6,958)		$1,492		$2,184		$5,280

Income (loss) per common share before cumulative effect of change in accounting principle — basic	$		$		$		$		$
Cumulative effect of change in accounting principle

Net income (loss) per common share — basic	$		$		$		$		$
Weighted average shares — basic
Income (loss) per common share before cumulative effect of change in accounting principle — diluted	$		$		$		$		$

Cumulative effect of change in accounting principle

Net income (loss) per common share — diluted	$		$		$		$		$
Weighted average shares — diluted

(1)	Financing related costs are adjustments to mark our derivative financial instruments to their market values, which we have done since adopting SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001.

(2)	Interest expense on shares subject to mandatory redemption is comprised of accrued dividends and accretion of the discount on these shares, which we have recognized as an expense subsequent to adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on July 1, 2003.

	As of December 31, 2003

		Pro Forma As
	Actual	Adjusted

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents(1)	$12,565	$
Net investment in direct financing leases(2)	$200,122
Allowance for credit losses	22,793

Net investment in direct financing leases, less allowance	$177,329
Total assets	195,785
Revolving and term debt	156,709
Subordinated debt, net of discount	9,381
Shares subject to mandatory redemption(3)	3,865
Total liabilities	180,541
Total shareholders’ equity	15,244

(1)	Includes restricted cash balance of $12.1 million.

(2)	Includes securitized assets and initial direct costs capitalized.

(3)	Represents $2.7 million of accrued dividends and $1.2 million of accreted fair value of the shares of preferred stock subject to mandatory redemption at December 31, 2003. The actual amount that would be required to redeem the shares subject to mandatory redemption at December 31, 2003 is $8.7 million.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	($ in thousands)
Operating Data:
Total new leases originated(1)	6,519	4,230	4,108	4,578	5,302
Total lease originations(2)	$117,242	$102,933	$77,608	$85,176	$98,380
Average net investment in direct financing leases(3)	142,765	184,007	186,549	186,596	194,056
Weighted average interest rate (implicit) on new leases originated	22.63%	20.08%	21.68%	22.05%	22.57%
Interest income as a percent of average net investment in direct financing leases	21.69%	20.11%	19.95%	19.76%	20.16%
Interest expense as a percent of average revolving and term debt(4)	7.34%	8.59%	6.60%	5.10%	4.93%
Portfolio Asset Quality Data (end of period):
Minimum lease payments receivable	$246,106	$241,270	$235,638	$239,552	$257,211
Delinquencies past due greater than 60 days(5)	NM	NM	NM	2.89%	2.35%
Allowance for credit losses	$9,006	$20,127	$18,853	$21,396	$22,793
Allowance for credit losses to delinquencies past due greater than 60 days	NM	NM	NM	310.72%	378.75%
Allowance for credit losses to net investment in direct financing leases	4.88%	10.85%	10.20%	11.36%	11.39%
Charge-offs, net (for the year)	$8,080	$15,564	$15,273	$12,278	$11,632
Ratio of charge-offs, net, to average net investment in direct financing leases (for the year)	5.66%	8.46%	8.19%	6.58%	5.99%
Operating Ratios:
Return on average total assets(6)	1.39%	(3.80)%	0.83%	1.22%	2.81%
Return on average shareholders’ equity(7)	31.95%	(99.74)%	21.51%	24.85%	41.97%

(1)	Includes 479, 809 and 26 of new leases in 1999, 2000 and 2001, respectively, of a product line discontinued in 2001.

(2)	Represents cost of equipment purchased for lease contracts, which we also refer to as original equipment cost. Includes original equipment cost of $18.3 million, $31.1 million and $1.1 million in 1999, 2000 and 2001, respectively, of a product line discontinued in 2001.

(3)	The average net investment in direct financing leases is calculated using the month-end balances from the end of the preceding year through the end of the calculation year. This includes securitized assets and initial direct costs capitalized.

(4)	Based on interest expense incurred under our revolving and term debt.

(5)	Represents the total minimum lease payments receivable, or MLP, on delinquent leases divided by the MLP for all leases in our portfolio at a particular date. Prior to 2002, we measured MLP on leases delinquent between 60 and 90 days, but did not measure

MLP for leases delinquent greater than 90 days. Instead, we measured the net investment in direct financing leases remaining in leases delinquent greater than 90 days. Consequently, delinquency data for years prior to 2002 are not meaningful.

(6)	Represents net income attributable to common shareholders as a percentage of the average of the year end total assets of the current year and the preceding year.

(7)	Represents net income attributable to common shareholders as a percentage of the average of the year end shareholders’ equity of the current year and the preceding year.

RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose part or all of your investment. See “Forward-Looking Statements.”

Risks Related to Financial Pacific Company

If we cannot obtain external financing, we may be unable to fund our operations.

      Our business requires a substantial amount of cash to operate. These cash requirements will increase if our lease originations increase. We historically have obtained a substantial amount of the cash required for operations through a variety of external financing sources. Recently, we have funded our operations through the following external sources:

•	$50 million syndicated warehouse credit facility, which matures in May 2005;

•	$125 million and $50 million commercial paper, or CP, conduit warehouse facilities, which mature in October 2004 and December 2004, respectively; and

•	$70 million on-balance sheet term-note securitization, which was completed in July 2003 and matures in October 2009.

We refer to our syndicated warehouse credit facility, CP conduit warehouse facilities and the term-note securitization, collectively, as our financing arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — External Financing Arrangements and Other Borrowings.”

      Our ability to complete financing facility transactions and term-note securitizations, as well as obtain renewals of lenders’ commitments or new commitments, is affected by a number of factors, including:

•	market conditions for securities and asset-backed securities;

•	commercial bank liquidity support for commercial paper programs;

•	conditions in the financial guarantee insurance market;

•	compliance with our current financing arrangements, including compliance of our leases with the eligibility requirements established in connection with our financing arrangements, including the level of lease delinquencies and defaults;

•	changes in accounting and other regulatory requirements affecting lenders’ ability to provide financing; and

•	our ability to service leases.

      We depend and will continue to depend on the availability of credit from these external financing sources to continue to originate new leases, refinance existing leases and satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations and adversely affect our business, financial condition and results of operations.

If we are unable to effectively underwrite our lease applications, we may experience higher than anticipated lease defaults and delinquencies, which may adversely impact our operating results and our liquidity.

      Providing equipment leases to small, higher-risk businesses entails significant risks. In general, small businesses are more vulnerable than large businesses to economic downturns, loss of customers and suppliers, casualty losses, loss of management or other key personnel and other business risks. Furthermore, we focus primarily on small businesses having limited operating or business credit history, or limited or poor credit history at the owner level. Accordingly, our credit underwriting processes and tools are critical to our ability to profitably serve this segment of the small-ticket leasing market.

      We rely heavily on our credit scoring system, including our proprietary credit scorecard, to assess the creditworthiness of our customers. In addition, due to the lack of significant publicly available information about our potential equipment lease customers, we must make credit underwriting decisions based on limited third-party information and financial or other information received from a potential customer. If we do not manage and refine our credit scoring system to appropriately measure the creditworthiness of potential customers, or if the information we rely on to make underwriting decisions is incorrect or incomplete, we may experience lease defaults and delinquencies in excess of those we anticipated. Greater than anticipated lease defaults and delinquencies in any given period may adversely affect our operating results by requiring us to record a larger provision for credit losses to maintain an appropriate allowance for credit losses.

      In addition, since defaulted leases and certain delinquent leases can neither be used as collateral under our variable rate financing facilities nor included in a term-note securitization, higher than anticipated lease defaults and delinquencies could adversely affect our liquidity by reducing the amount of funding available to us under these financing arrangements. Furthermore, increased rates of delinquencies or charge-offs could result in adverse changes to the terms of future financing arrangements, including increased interest rates payable to lenders and the imposition of more burdensome covenants and increased credit enhancement requirements.

Our financing arrangements impose covenants, restrictions and default provisions on us, which could lead to termination of our financing arrangements or acceleration of amounts outstanding under our financing arrangements.

      Under our syndicated warehouse credit facility, our CP conduit warehouse facilities and our term-note securitization, we are subject to numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, minimum net worth requirements and maximum debt to equity ratios calculated on a consolidated basis and separately at the subsidiary level. Examples of events that trigger defaults under some or all of these financing arrangements include:

•	a change in our current president and chief executive officer, unless we hire a replacement acceptable to our lenders within 30 days;

•	failure of a third party guarantor or lender to renew our term as servicer; or

•	a merger or consolidation with another company in which we are not the surviving entity.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financial Covenants, Restrictions and Events of Default.”

      Further, our financing arrangements contain cross default provisions under which certain defaults under one financing arrangement would also cause a default under the other arrangements.

      If an event of default occurs under one or more of our financing arrangements, any one or more of the following results may occur:

•	termination of the availability of further funding under one or more of the facilities;

•	an acceleration of amounts outstanding under one or more of the arrangements;

•	foreclosure on all or a portion of the leases financed by one or more of the arrangements; and

•	our removal as servicer of the leases financed by one or more of the arrangements.

      Occurrence of any of these events would reduce our liquidity and cash flow and would negatively impact our operations.

If our losses from leases exceed our expectations for credit losses, our operating income may be reduced or eliminated.

      In connection with financing new leases, management determines and records a provision for credit losses in order to maintain an appropriate allowance for credit losses to cover the estimated credit losses for all of the leases in our portfolio. Our allowance for credit losses is based on, among other things, the following:

•	static pool loss projections;

•	historical collections experience;

•	industry data;

•	lease delinquency data;

•	external economic factors; and

•	our assessment of prospective collection risks.

Determining the appropriate level of the allowance is an inherently uncertain process and therefore our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to:

•	appropriately underwrite credit risk of new lease originations;

•	effectively manage collections; or

•	anticipate adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas.

      Losses in excess of our expectations would cause us to increase our provision for credit losses, which would reduce or eliminate our operating income.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating results.

      Our operating results may be negatively impacted by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Accordingly, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure, limit our access to the securitization and other capital markets or result in a decision by lenders not to extend credit to us. Any of these events could negatively affect our operating results, financial condition or liquidity.

If we cannot maintain our relationships with brokers or other origination sources, our ability to generate lease transactions and related revenues may be significantly impeded.

      We have formed relationships with hundreds of origination sources, comprised primarily of lease brokers and lessors and, to a lesser extent, equipment vendors and small businesses. We rely on these relationships to generate lease applications and originations. We invest significant time and resources in establishing and maintaining these relationships. Our failure to maintain effective relationships with our brokers and other origination sources or decisions by them to refer leasing transactions to, or to sign contracts with, other financing sources could impede our ability to generate lease transactions and related revenues.

If we cannot effectively compete against alternative sources of equipment financing, we may be unable to increase our lease origination volume or maintain historical operating results.

      The business of small-ticket leasing is highly fragmented and competitive. We focus our business on the segment of the small-ticket leasing market involving small, higher-risk businesses generally having either limited operating or business credit history or limited or poor credit history at the owner level, that do not meet the underwriting standards of more traditional financing sources. Our main competition comes from:

•	leasing companies;

•	home equity loans; and

•	credit cards.

      If we expand our suite of products to target potential lessees with higher credit scores or if the creditworthiness of our potential customers increases for various external reasons, we expect to face competition from more traditional financing sources as well, including:

•	national, regional and local finance companies;

•	captive finance and leasing companies affiliated with major equipment manufacturers; and

•	financial services companies, such as commercial banks, thrifts and credit unions.

      Many of the firms and institutions providing financing alternatives are substantially larger than we are and have considerably greater financial, technical and marketing resources than we do. Some of them may have a lower cost of funds and access to funding sources that are unavailable to us. A lower cost of funds could enable a competitor to offer leases with pricing lower than ours, potentially forcing us to decrease our prices or lose origination volume. In addition, some financing sources may have higher risk tolerances or different risk assessments, which could allow them to establish more origination sources and customer relationships to increase their market share.

      Further, because there are fewer barriers to entry with respect to the small-ticket leasing market, new competitors could enter this market at any time, especially if an improvement in the economy leads to a greater ability of small businesses to establish improved levels of creditworthiness. For example, firms and institutions that typically provide financing for large-ticket or mid-ticket transactions, which generally require higher levels of creditworthiness, could begin competing with us on small-ticket leases. Also, due to the already large number of diverse financing alternatives for customers with higher creditworthiness, it may be difficult for us to develop additional products to attract customers with whom we have not historically done business. Because of all these competitive factors, we may be unable to sustain our operations at their current levels or generate growth in revenues or operating income.

We may be unable to sustain growth, which could adversely affect our operating results.

      Since 1997, we have grown our lease originations and our overall business significantly. However, sustained growth depends on effective implementation of our business strategy and on our ability to evaluate, finance and service increasing volumes of leases of suitable profitability and credit quality. Our success in achieving sustained growth depends largely on the following:

•	expanding our broker and lessor network;

•	achieving greater penetration within our existing broker and lessor base;

•	increasing our penetration in selected geographic regions;

•	maintaining effective credit scoring and underwriting guidelines, and continuing to refine our credit scorecard;

•	expanding our suite of products;

•	providing competent, attentive and efficient servicing to our lessees;

•	accessing financing sources on acceptable terms; and

•	attracting and retaining high quality employees in all areas of our business.

If we fail to execute in any of these areas, our growth rate may suffer and future operating results may be negatively impacted.

We are dependent on the expertise of our senior management personnel; our inability to retain them may harm our business operations and restrict our ability to access funding.

      Our future success depends to a significant extent on the continued service of our senior management team. A departure of a member of our senior management team may negatively impact the operation of our business. Further, a change in our president and chief executive officer, without suitable replacement as assessed by our lenders, is an event of default under our financing facilities and is an immediate event of servicer termination under our term-note securitization. Accordingly, the departure of our president and chief executive officer could limit our access to funding as well as adversely affect our operations.

If interest rates increase, we will be subject to higher interest costs, including on future term-note securitizations, which may cause us to suffer material losses.

      Because we generally fund our leases through our variable rate syndicated warehouse credit facility or CP conduit warehouse facilities, our margins and operating income could be negatively impacted by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled, noncancelable lease payments will equal the cost of the equipment to us, including a broker fee, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the margin we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with proceeds from a variable rate borrowing, increases in interest rates during the term of a lease could narrow or eliminate the margin, or result in a negative margin. A negative margin is an interest cost greater than the yield on the lease.

      Currently, our credit facility and our CP conduit warehouse facilities have variable rates based on the Eurodollar rate, LIBOR, commercial paper interest rates or the prime rate. If interest rates increase, our net interest margin may be reduced. For an example of the impact of a hypothetical 100 basis point, or 1.0%, increase in the market rates for which our borrowings are indexed for the year ended December 31, 2003, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risk and Financial Instruments.” As required under some of our financing facility agreements, we enter into interest rate swap or cap agreements to hedge against the risk of interest rate increases in those financing facilities. Use of these instruments may not prove successful in hedging against some or all of this risk. In addition, with respect to our fixed rate borrowings, such as our term-note securitization, increases in interest rates could have the effect of increasing our borrowing costs on future term-note transactions.

Significant telecommunications or technology downtime could disrupt our operations and negatively impact our ability to generate operating income.

      Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations, negatively impact our ability to service our customers and lead to significant declines in our operating income.

Failure to accurately estimate or realize the value of residual interests in equipment we finance would reduce the residual value of equipment recorded on our balance sheet and our operating income.

      At December 31, 2003, approximately 87% of our leases were conditional sales leases and 13% were true leases with fair market value purchase options at the end of the lease term. Of the conditional sales leases, approximately 83% had options to acquire the equipment at the end of the lease term at $1 or other nominal amounts and the remaining 17% had options typically priced at 10% or less of the original equipment cost. Based on the particular terms of a lease, we estimate the residual value of the equipment, which is recorded as an asset on our balance sheet. At the end of the lease term, we seek to realize the recorded residual for the equipment by selling the equipment to the lessee or in the secondary market or through renewal of the lease by the lessee. The ultimate realization of the recorded residual values depends on numerous factors, including:

•	accurate initial estimate of the residual value;

•	the general market conditions at the time of expiration of the lease;

•	the cost of comparable new equipment;

•	the obsolescence of the leased equipment;

•	any unusual or excessive wear and tear on or damage to the equipment; and

•	the effect of any additional or amended government regulations.

If we are unable to accurately estimate or realize the residual values of the leased equipment, the amount of recorded assets on our balance sheet and our operating income will be negatively impacted.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations.

      Laws or regulations may be adopted with respect to our equipment leases or the equipment leasing, telemarketing and collections processes. Any new legislation or regulation, or changes in the interpretation of existing laws and regulations, which affect the equipment leasing industry could increase our costs of compliance or require us to alter our business strategy or operations. We are currently party to a lawsuit with IFC Credit Corporation, or IFC, regarding leases sold to IFC in 2001. A ruling is scheduled for April 22, 2004 and we estimate the maximum possible judgment against us to be approximately $1.1 million.

      We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses, and could require us to alter our business strategy and the manner in which we operate our business.

Our quarterly operating results may fluctuate significantly.

      Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include:

•	changes in the volume of lease applications, approvals and originations;

•	actual lease loss experience varying from our expectations;

•	changes in interest rates;

•	the degree of competition we face; and

•	general economic conditions and other factors.

      The results of any one quarter may not indicate what our performance may be in the future.

Risks Related to This Offering

We may be unable to effectively manage the new challenges and increased costs that we will be faced with as a public company.

      Our management team has historically operated our business as a privately held company and has never had direct responsibility for managing a publicly traded company. We will incur increased costs as a result of being a public company, particularly in light of recently enacted and proposed changes in laws and regulations and listing requirements affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and recent rules enacted by the Securities and Exchange Commission and by the Nasdaq Stock Market. For example, the new requirements generally make it more difficult and costly for us to obtain directors’ and officers’ liability insurance and some other insurance, and in the future may cause us to reduce our policy coverages or incur substantially higher costs to obtain the same or similar coverages. Also, the impact of these new requirements may make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. If we are unable to effectively manage the increased costs and regulatory requirements relating to being a public company, our business and financial condition may be negatively impacted.

A market for our common stock may never develop or be sustained, and you may be unable to sell your shares at an attractive price or at all.

      Before this offering, there was no public trading market for our common stock. The initial public offering price of our common stock will be determined through negotiations among the underwriters, the selling shareholders and us and may not bear any relationship to the market price at which it will trade after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. Furthermore, we cannot predict the prices at which our common stock will trade in the future. It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

The price of our common stock may be volatile.

      The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. The factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of financial services companies;

•	sales of large blocks of our stock or sales by insiders;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	investor perceptions of the equipment leasing industry in general and of us in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of external funding sources; or

•	departures of key personnel.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution as well as additional dilution if common stock or other securities are issued in the future.

      If you purchase shares of our common stock in this offering, you will experience significant and immediate dilution, because the price per share that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You may experience additional dilution upon the exercise of options to purchase common stock under our stock option plans. In addition, in the event we seek to obtain equity financing in the future, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending on the amount and kind of equity securities that we issue and the prices at which we issue the securities.

Insiders will continue to have substantial influence or control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change in control, and may result in the approval of transactions that would be adverse to your interests.

      Our principal shareholders, directors and executive officers and entities affiliated with them will beneficially own approximately           % of the outstanding shares of our common stock immediately after this offering, including the sale of our shares by the selling shareholders. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

      We intend to retain any future earnings to fund the operation and expansion of our business. Furthermore, our current financing facilities generally do not allow us to pay dividends to our shareholders without obtaining appropriate lender consents. Accordingly, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future and you will depend on appreciation of our stock price, if any, to realize any gain on your investment in us.

Common stock available for future sale by our shareholders may adversely affect our stock price.

      Approximately           % of our outstanding common stock will be held by our current shareholders following this offering, including           % by the selling shareholders. Sales by our current shareholders of a substantial number of shares after this offering, or the expectation that sales may occur, could significantly reduce the market price of our common stock. Furthermore, after this offering, some of our current shareholders will have rights, subject to various conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other shareholders. In addition, although the holders of substantially all of our outstanding capital stock have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their shares, other than in specified circumstances, Banc of America Securities LLC and Piper Jaffray & Co., on behalf of the underwriters, at their discretion, may waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement. If the restrictions of any lock-up agreement are waived, shares of our common stock may be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline. See “Shares Eligible for Future Sale — Lock-up Agreements.”

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.

      We are a Washington corporation. Anti-takeover provisions of Washington law could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Upon completion of this offering, our amended and restated articles of incorporation and bylaws will contain other provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without shareholder approval and the classification of our board of directors into three classes. See “Description of Capital Stock — Anti-Takeover Provisions.”

FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business strategy;

•	our projected operating results;

•	our ability to obtain external financing;

•	our relationships with our lease origination sources;

•	our understanding of our competition;

•	our projected capital expenditures;

•	industry and market trends;

•	the impact of technology on our products, operations and business; and

•	use of the proceeds of this offering.

      In addition, when we use the words “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate,” or “estimate,” the negative of such expressions, or similar expressions, we intend to identify forward-looking statements.

      The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in or implied by our forward-looking statements. You should carefully consider the following risks before you decide to invest in our common stock:

•	the factors discussed in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”;

•	general volatility of the capital and securitization markets;

•	market price of our common stock;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy; and

•	degree and nature of our competition.

USE OF PROCEEDS

      We estimate our net proceeds from the sale of our common stock in this offering will be approximately $           million, or approximately $           million if the underwriters’ over-allotment option is exercised in full, assuming an offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses. In addition,           shares, or            shares if the underwriters’ over-allotment option is exercised in full, are being offered by the selling shareholders. We will receive no proceeds from the sale of shares by the selling shareholders.

      We intend to use the net proceeds we receive from this offering for the following purposes:

•	to redeem $6.0 million of our outstanding preferred stock, plus accrued dividends, which amounted to $2.7 million at December 31, 2003; and

•	to repay $10.0 million of outstanding subordinated debt, which has a fixed interest rate of 12.0% per annum and is scheduled to mature in January 2008, plus accrued interest and prepayment fees.

      With any remaining net proceeds, we intend to pay down outstanding debt under our syndicated warehouse credit facility, which had a weighted average interest rate of 3.14% and a weighted average maturity of 203 days at December 31, 2003.

DIVIDEND POLICY

      We presently intend to retain future earnings, if any, to finance the operations and the growth of our business. Furthermore, our current financing facilities generally do not allow us to pay dividends to our shareholders without obtaining appropriate lender consents. Accordingly, we do not expect to pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends generally will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

RECAPITALIZATION

      Since January 1998, Financial Pacific Company has been a holding company that owns our operating subsidiary, Financial Pacific Leasing, which owns three special purpose subsidiaries established in connection with our financing arrangements. We will continue this holding company structure following the completion of this offering. We will recapitalize the equity of Financial Pacific Company at or before the completion of the offering as described below. Currently, our articles of incorporation authorize six classes of common stock, classes A-F, and blank check preferred stock, of which one series of mandatorily redeemable preferred stock had been designated. Our current issued and outstanding shares consist of four classes of common stock, classes A-D, and our mandatorily redeemable preferred stock, and we also have outstanding warrants to purchase shares of common stock, classes A, E and F. In our recapitalization, which we will effect on or prior to the completion of this offering, we will amend our articles of incorporation to authorize only one class of common stock and blank check preferred stock, and to reclassify all outstanding shares of existing classes of common stock to shares of the newly authorized single class of common stock. Our outstanding options will become exercisable for shares of the newly authorized single class of common stock. In addition, all outstanding warrants will have been exercised for shares of the newly authorized single class of common stock.

      As a result of this recapitalization and the exercise of the outstanding warrants, at the completion of this offering,           shares of our common stock will be issued and outstanding, not including the newly issued shares of our common stock that we will have sold in this offering and            shares of common stock issuable upon exercise of options outstanding under our stock option plans. Our outstanding shares of preferred stock will be redeemed using a portion of the proceeds from this offering. Upon completion of this offering, no other options, warrants, preferred stock or other equity securities of ours will be then issued or outstanding.

CAPITALIZATION

      The following table sets forth our:

•	actual capitalization as of December 31, 2003;

•	pro forma capitalization after giving effect to our recapitalization which is described in detail in the “Recapitalization” section of this prospectus and which includes: (1) the conversion of all outstanding shares of class A, class B, class C and class D common stock into shares of new common stock; and (2) the exercise of all outstanding warrants for shares of new common stock; and

•	pro forma as adjusted capitalization after giving effect to: (1) the sale by us of shares of common stock in this offering, at an assumed initial public offering price of $ per share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us; and (2) the redemption of all our outstanding preferred stock for $6.0 million, plus the accrued dividends owed, which amounted to $2.7 million at December 31, 2003, the repayment of our outstanding subordinated debt plus accrued interest and prepayment fees and the repayment of some of our outstanding debt under our syndicated warehouse credit facility, with the net proceeds from this offering.

      You should read this table in conjunction with the sections of this prospectus captioned “Recapitalization,” “Use of Proceeds,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2003

			Pro Forma
	Actual	Pro Forma	as Adjusted

	($ in thousands)
Revolving and term debt	$156,709	$	$
Subordinated debt, net of discount	9,381

Total borrowings	166,090
Shares subject to mandatory redemption(1)	3,865
Shareholders’ equity:
Common stock, no par value: no shares authorized, issued and outstanding actual, shares authorized pro forma and pro forma as adjusted, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted	—
Preferred stock, no par value: no shares authorized, issued and outstanding actual, shares authorized pro forma and pro forma as adjusted and no shares issued and outstanding pro forma and pro forma as adjusted	—
Classes A-F common stock, $1.00 par value: 14,014,000 shares authorized actual; 634,184 issued and outstanding actual; none authorized, issued and outstanding pro forma and pro forma as adjusted(2)	634
Additional paid-in capital(3)	8,346
Retained earnings	6,264

Total shareholders’ equity	15,244

Total capitalization	$185,199	$	$

(1)	Represents $2.7 million of accrued dividends and $1.2 million of accreted fair value of the shares of preferred stock subject to mandatory redemption at December 31, 2003. The actual amount that would be required to redeem the shares subject to mandatory redemption at December 31, 2003 is $8.7 million.

(2)	Excludes shares of our common stock reserved for issuance under our stock option plans, of which shares are currently issuable upon exercise of outstanding options at a weighted average exercise price of $ per share.

(3)	Includes $6.8 million of proceeds received for and allocated to warrants to purchase shares of class A, E and F common stock, entitling the holders to purchase 32,516, 473,136 and 5,570,887 shares of class A, E and F common stock, respectively.

DILUTION

      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. At December 31, 2003, our pro forma net tangible book value was approximately $                    million, or approximately $          per share of common stock. Pro forma net tangible book value per share represents the amount of our total assets less intangible assets and less our total pro forma liabilities, divided by the total pro forma number of shares of common stock outstanding, in each case after giving effect to the recapitalization, described in the section of this prospectus captioned “Recapitalization.”

      After giving effect to the sale of our shares of common stock in this offering at an assumed initial public offering price of $          per share, after deducting estimated underwriting discount and estimated offering expenses payable by us and after application of the net proceeds from this offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value at December 31, 2003 would have been approximately $                     million, or $          per share. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing shareholders and an immediate dilution of $          per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share	$
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

      If the underwriters exercise in full their over-allotment option to purchase additional shares in this offering, our pro forma as adjusted net tangible book value at December 31, 2003 would have been $                    million, or $          per share. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing shareholders and an immediate dilution of $          per share to new investors in this offering.

      The following table summarizes, at December 31, 2003, on the pro forma basis described above, the differences between existing shareholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting estimated underwriting discount and our estimated offering expenses:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders		%	$	%	$
New investors in this offering					$

Total		%	$	%

      If the underwriters exercise their over-allotment option in full, our existing shareholders would own           % and our new investors would own          % of the total number of shares of our common stock outstanding after this offering.

      The above discussion and table exclude, at December 31, 2003 on the pro forma basis described above, options outstanding to purchase a total of shares of our common stock at a weighted average exercise price of $          per common share. If all our outstanding options at December 31, 2003 had been exercised, the pro forma as adjusted net tangible book value per share, which includes certain tax benefits to the company from the exercise of these options, after this offering would be $          per share, representing an immediate increase in net tangible book value of $          per share to our existing shareholders and an immediate dilution of $          per share to our new investors.

SELECTED FINANCIAL INFORMATION

      The selected financial information set forth below under the captions “Statement of Operations Data” for each of the three years ended December 31, 2003 and “Balance Sheet Data” as of December 31, 2002 and 2003 are derived from our consolidated financial statements included elsewhere in this prospectus and that have been audited by Deloitte & Touche LLP, independent auditors. The selected financial information set forth below under the captions “Statement of Operations Data” for each of the two years ended December 31, 2000 and “Balance Sheet Data” as of December 31, 1999, 2000 and 2001 are derived from our consolidated financial statements not included in this prospectus and that have been audited by Deloitte & Touche LLP. The selected financial information presented below as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003 should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,

	1999		2000		2001		2002		2003

	($ in thousands, except per share data)
Statement of Operations Data:
Interest and fee income		$33,719		$40,660		$40,693		$40,570		$42,949
Interest expense		9,119		13,450		10,152		7,687		7,526

Net interest and fee income		24,600		27,210		30,541		32,883		35,423
Provision for credit losses		11,434		26,686		13,999		14,821		13,029

Net interest and fee income after provision for credit losses		13,166		524		16,542		18,062		22,394
Other income		976		1,946		1,108		1,084		1,278

		14,142		2,470		17,650		19,146		23,672
Salaries and benefits		5,533		6,168		6,183		6,258		6,011
General and administrative		5,226		7,523		6,883		6,510		6,776
Financing related costs(1)		—		—		15		1,101		360
Interest expense on shares subject to mandatory redemption(2)		—		—		—		—		570

Total other expenses		10,759		13,691		13,081		13,869		13,717

Income (loss) before income taxes and cumulative effect of change in accounting principle		3,383		(11,221)		4,569		5,277		9,955
Income tax provision (benefit)		1,285		(4,263)		1,746		2,004		4,105

Income (loss) before cumulative effect of change in accounting principle		2,098		(6,958)		2,823		3,273		5,850
Cumulative effect of change in accounting principle, net of tax		—		—		(282)		—		—

Net income (loss)		2,098		(6,958)		2,541		3,273		5,850
Preferred stock dividends		—		—		896		896		448
Accretion of preferred stock		—		—		153		193		122

Net income (loss) attributable to common shareholders		$2,098		$(6,958)		$1,492		$2,184		$5,280

Income (loss) per common share before cumulative effect of change in accounting principle — basic	$		$		$		$		$
Cumulative effect of change in accounting principle

Net income (loss) per common share — basic	$		$		$		$		$
Weighted average shares — basic
Income (loss) per common share before cumulative effect of change in accounting principle — diluted	$		$		$		$		$

Cumulative effect of change in accounting principle

Net income (loss) per common share — diluted	$		$		$		$		$
Weighted average shares — diluted

(1)	Financing related costs are adjustments to mark our derivative financial instruments to their market values, which we have done since adopting SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001.

(2)	Interest expense on shares subject to mandatory redemption is comprised of accrued dividends and accretion of the discount on these shares, which we have recognized as an expense subsequent to adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on July 1, 2003.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents(1)	$5,345	$7,911	$7,405	$7,852	$12,565
Net investment in direct financing leases(2)	$184,563	$185,523	$184,904	$188,329	$200,122
Allowance for credit losses	9,006	20,127	18,853	21,396	22,793

Net investment in direct financing leases, less allowance	$175,557	$165,396	$166,051	$166,933	$177,329
Total assets	185,879	180,369	178,524	180,281	195,785
Revolving and term debt	157,815	155,307	152,398	148,823	156,709
Subordinated debt, net of discount	8,775	8,926	9,078	9,229	9,381
Shares subject to mandatory redemption(3)(4)	—	—	—	—	3,865
Total liabilities	178,135	173,578	169,224	167,643	180,541
Redeemable preferred stock(4)	—	586	1,636	2,725	—
Total shareholders’ equity	7,744	6,208	7,664	9,913	15,244
Operating Data:
Total new leases originated(5)	6,519	4,230	4,108	4,578	5,302
Total lease originations(6)	$117,242	$102,933	$77,608	$85,176	$98,380
Average net investment in direct financing leases(2)(7)	142,765	184,007	186,549	186,596	194,056
Weighted average interest rate (implicit) on new leases originated	22.63%	20.08%	21.68%	22.05%	22.57%
Interest income as a percent of average net investment in direct financing leases	21.69%	20.11%	19.95%	19.76%	20.16%
Interest expense as a percent of average revolving and term debt(8)	7.34%	8.59%	6.60%	5.10%	4.93%
Portfolio Asset Quality Data (end of period):
Minimum lease payments receivable	$246,106	$241,270	$235,638	$239,552	$257,211
Delinquencies past due greater than 60 days(9)	NM	NM	NM	2.89%	2.35%
Allowance for credit losses	$9,006	$20,127	$18,853	$21,396	$22,793
Allowance for credit losses to delinquencies past due greater than 60 days	NM	NM	NM	310.72%	378.75%
Allowance for credit losses to net investment in direct financing leases	4.88%	10.85%	10.20%	11.36%	11.39%
Charge-offs, net (for the year)	$8,080	$15,564	$15,273	$12,278	$11,632
Ratio of charge-offs, net, to average net investment in direct financing leases (for the year)	5.66%	8.46%	8.19%	6.58%	5.99%
Operating Ratios:
Return on average total assets(10)	1.39%	(3.80)%	0.83%	1.22%	2.81%
Return on average shareholders’ equity(11)	31.95%	(99.74)%	21.51%	24.85%	41.97%

(1)	Includes restricted cash balance of $4.5 million, $6.5 million, $6.2 million, $7.4 million, and $12.1 million in 1999, 2000, 2001, 2002 and 2003, respectively.

(2)	Includes securitized assets and initial direct costs capitalized.

(3)	Represents $2.7 million of accrued dividends and $1.2 million of accreted fair value of the shares of preferred stock subject to mandatory redemption at December 31, 2003. The actual amount that would be required to redeem the shares subject to mandatory redemption at December 31, 2003 is $8.7 million.

(4)	Redeemable preferred stock was reclassified to shares subject to mandatory redemption upon our adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as of July 1, 2003.

(5)	Includes 479, 809 and 26 of new leases in 1999, 2000 and 2001, respectively, of a product line discontinued in 2001.

(6)	Represents cost of equipment purchased for lease contracts, which we also refer to as original equipment cost. Includes original equipment cost of $18.3 million, $31.1 million and $1.1 million in 1999, 2000 and 2001, respectively, of a product line discontinued in 2001.

(7)	The average net investment in direct financing leases is calculated using the month-end balances from the end of the preceding year through the end of the calculation year.

(8)	Based on interest expense under our revolving and term debt.

(9)	Represents the total minimum lease payments receivable, or MLP, on delinquent leases divided by the MLP for all leases in our portfolio at a particular date. Prior to 2002, we measured MLP on leases delinquent between 60 and 90 days, but did not measure MLP for leases delinquent greater than 90 days. Instead, we measured the net investment in direct financing leases remaining in leases delinquent greater than 90 days. Consequently, delinquency data for years prior to 2002 are not meaningful.

(10)	Represents net income attributable to common shareholders as a percentage of the average of the year end total assets of the current year and the preceding year.

(11)	Represents net income attributable to common shareholders as a percentage of the average of the year end shareholders’ equity of the current year and the preceding year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes thereto and with “Selected Financial Information” included elsewhere in this prospectus. This discussion contains statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

      We are a specialized commercial finance company that leases business-essential equipment to small businesses that we believe to be underserved by traditional financing sources due to either their limited operating or business credit history or their limited or poor credit history at the owner level. We originate our leases primarily through a growing, nationwide network of independent lease brokers and other equipment lessors. We currently finance over 25 equipment categories, including vehicles and trailers, restaurant, auto repair and other types of commercial and industrial equipment. Our leases are classified under accounting principles generally accepted in the United States of America as direct financing leases. Direct financing leases transfer substantially all of the benefits and risks of ownership to the lessee. Our leases are fixed rate transactions with terms generally ranging from 36 to 60 months. At December 31, 2003, the average original equipment cost of leases in our portfolio was approximately $19,000, with an average lease term at origination of approximately 50 months.

Revenues and Expenses

      We derive substantially all of our revenues from the leases we originate, hold and service. Our revenues consist primarily of:

•	interest income on equipment leases in our portfolio — in computing this interest income, we subtract the amortization of initial direct costs, comprised primarily of broker fees, relating to the origination of leases; and

•	fee income from late charges and prepayment fees.

      Our expenses consist primarily of:

•	interest expense on our borrowings;

•	provision for credit losses; and

•	general administration and overhead costs.

Key Financial Measures

      We use several key financial measures that are important in understanding our operating performance, including:

•	net investment in direct financing lease: we measure our net investment in a lease at a particular time by adding the total remaining minimum lease payments receivable for that lease, our estimate of the residual value of the leased equipment, and the unamortized portion of the initial direct costs of that lease; and then subtracting the remaining interest income to be received on that lease.

•	average net investment in direct financing leases: we measure our average net investment in direct financing leases for a particular period by averaging the month-end balances of our net investment in direct financing leases for the preceding month and each month within the particular period.

•	net interest and fee margin: we measure our net interest and fee margin for a particular period by dividing our net interest and fee income by our average net investment in direct financing leases for that period.

•	risk adjusted margin: we measure our risk adjusted margin for a particular period by dividing our net interest and fee income after provision for credit losses by our average net investment in direct financing leases for that period.

      We believe net interest and fee margin and risk adjusted margin are key measures of our ability to cover operating costs and generate profits. We analyze these measures in determining, among other things, our need to adjust our pricing or change our financing structure in order to better meet our business goals. We use our average net investment in direct financing leases as the denominator in calculating these margins for a particular period because it gives us a more meaningful assessment of our net investment in direct financing leases over that period by limiting the often temporary impact of a significant increase or decrease in our net investment in direct financing leases at the end of the period. Accordingly, management can use these margins to more effectively measure period-to-period trends in managing our business.

Funding

      We require a significant amount of cash to fund the equipment leases we originate and to operate our business. We fund our business primarily through a combination of proceeds from variable rate borrowings and collections of lease payments and other lease-related fees. Our variable rate financing facilities consist of a syndicated warehouse credit facility and two commercial paper, or CP, conduit warehouse facilities. In July 2003, we entered into a term-note securitization involving the transfer of a pool of equipment leases to a wholly owned, special purpose subsidiary and the sale and issuance of term notes by that subsidiary. Our term-note securitization has been accounted for as an on-balance sheet transaction and, therefore, we have not recognized a gain or loss from our securitization.

      We are subject to the risk of increases in interest rates because we use variable rate borrowings to fund our business, while the yields on our equipment leases are fixed. We seek to mitigate that risk through the use of interest rate cap and swap agreements that effectively convert floating rate debt to fixed rates and, to a lesser extent, by effecting fixed rate borrowing in the term securitization market.

Competition

      Due to the fragmented nature of the segment of the small-ticket leasing market in which we operate, our unique position in the market and our disciplined credit approach, we believe we have the opportunity to continue to sustain our profitable growth. We believe our proprietary credit scoring model, developed with Fair Isaac Corporation, using historical performance data from our own lease portfolio, together with our extensive experience originating, servicing and collecting equipment leases with small, higher-risk businesses, provides us with competitive advantages in our particular market segment. We believe that many traditional financing sources are not accustomed to the risks inherent in our customer base or have not developed the processes and systems necessary to profitably serve this segment of the small-ticket leasing market. However, as a result of recent economic conditions, credit has become generally more available, including to our primary customers, small businesses. If economic conditions continue to improve, we may experience increased competition in our segment of the small-ticket leasing market, particularly from financing sources that have ready access to low cost funds. To address the risk that we may face greater competition in our particular market segment, we periodically assess our equipment lease product mix with a view towards expanding into segments of the small-ticket leasing market we have not historically served.

Critical Accounting Estimates

      Our discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in the financial statements and the related notes. We use estimates in our accounting for, among other things, the allowance for credit losses on direct financing leases. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. A critical accounting estimate is an estimate where:

•	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of matters to change; and

•	the impact of the estimate on financial condition or operating performance is material.

      Our critical accounting estimate is described below. Our significant accounting policies are discussed in note 2 of our audited consolidated financial statements included elsewhere in this prospectus.

Allowance for Credit Losses

      We record an allowance for credit losses on our balance sheet which, in the opinion of management, is adequate to absorb estimated credit losses inherent in our portfolio of equipment leases. The amount of the allowance for credit losses at any time represents the provision for credit losses established at origination with respect to leases in our portfolio and any positive or negative adjustments made by us as a result of our review of the adequacy of the allowance. Management’s evaluation of the adequacy of the allowance for credit losses is based on historical loss experience, assumptions of future losses, lease delinquency statistics, current economic conditions and other pertinent factors. To the extent that we determine it necessary to increase the allowance for credit losses, we record additional provision for credit losses through a charge to earnings. Adjustments to the allowance level may be necessary based on actual loss experience that differs from our estimated credit losses and unexpected changes in other factors.

      We use a forecasted nonperforming asset rate model and a static pool loss analysis as important tools to assist us in determining the asset quality of our portfolio. We forecast the expected losses for a given monthly pool of lease originations, which we refer to as the forecasted nonperforming asset rate, using our proprietary forecasting model built with our historical performance data. Based on the forecasted nonperforming asset rate, we record a provision for credit losses when leases are originated. We rely on static pool loss analysis, which is based on our historical loss data, to estimate the amount and timing of losses, as well as the total remaining losses, we expect for the leases then in our portfolio. We make adjustments to our allowance for credit losses based primarily on our static pool loss analysis. We believe that through refinement, we have increased the accuracy of the forecasted nonperforming asset rate model and static pool loss analysis as mechanisms for estimating credit losses. However, because these tools use historical performance as a basis for predicting future outcomes, their effectiveness is subject to economic and other external factors that were pertinent at the time of the estimates, but may or may not continue to be so in the future. As a result, it is possible that actual credit losses will vary from our estimates. Variations from our estimates could have a material effect on our financial condition or results of operations.

Comparison of the Years Ended December 31, 2003 and 2002

Net Interest and Fee Income and Margin

	Year Ended December 31,

			Increase	Increase
	2002	2003	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Interest income	$36,882	$39,130	$2,248	6.1%
Fee income	3,688	3,819	131	3.6%

Interest and fee income	40,570	42,949	2,379	5.9%
Interest expense	7,687	7,526	(161)	(2.1)%

Net interest and fee income	$32,883	$35,423	$2,540	7.7%
Total lease originations(1)	$85,176	$98,380	$13,204	15.5%
Average net investment in direct financing leases	$186,596	$194,056	$7,460	4.0%
Percent of average net investment in direct financing leases:(2)
Interest income yield	19.8%	20.2%		2.0%
Fee income yield	2.0	2.0		0.0%

Interest and fee income yield	21.8	22.2		1.8%
Interest expense rate	4.1	3.9		(4.9)%

Net interest and fee margin	17.7%	18.3%		3.4%

(1)	Represents cost of equipment purchased for lease contracts, which we also refer to as original equipment cost.

(2)	These percentages are calculated by dividing each of the interest, fee and expense amounts for each year by the average net investment in direct financing leases for that year.

     Net Interest and Fee Income. Net interest and fee income grew due to the increase in our interest and fee income and the decrease in our interest expense during 2003. Interest income increased due primarily to growth in our average net investment in direct financing leases, reflecting the increase in total lease originations. To a lesser extent, the increase in interest income was also due to improvements in our interest income yield, which we discuss below. Fee income increased slightly due mainly to growth in the amount of late fees collected. Fee income typically increases as net investment in direct financing leases grows, though not necessarily at the same rate.

      Interest expense, comprised of interest on borrowings under our financing arrangements and our subordinated debt, and excluding interest on our shares subject to mandatory redemption, decreased due to the decline in the cost of our debt, offset partially by a $4.3 million increase in our average borrowings to finance our growing portfolio. Since the majority of our debt is at floating rates, we benefited from a declining interest rate environment. However, given improving economic conditions, interest rates may increase in the near future from current low levels, which would raise our interest expense. Included in interest expense for each of 2002 and 2003 is $1.4 million of interest on our subordinated debt issued in 1998. We will retire this subordinated debt with a portion of the net proceeds from this offering.

      Net Interest and Fee Margin. Slightly higher interest income yields on the leases we originated and a reduction in our overall borrowing costs in 2003 led to the increase in our net interest and fee margin for the year. Our interest income yield is our interest income for a given period as a percentage of our average net investment in direct financing leases for that period. Our interest income yield is, to a large extent, driven by the mix of customers, lease amounts and length of lease terms associated with originated leases. In 2003, the rise in our interest income yield resulted primarily from lower yielding leases entered into in earlier periods cycling out of our portfolio.

Provision for Credit Losses

	Year Ended December 31,

			Increase	Increase
	2002	2003	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Provision for credit losses	$14,821	$13,029	$(1,792)	(12.1)%

Total lease originations(1)	$85,176	$98,380	$13,204	15.5%
Initial direct costs, capitalized	8,948	10,448	1,500	16.8%

Total	$94,124	$108,828	$14,704	15.6%

Provision for credit losses as a percentage of total lease originations and initial direct costs, capitalized	15.7%	12.0%		(23.6)%

(1)	Represents cost of equipment purchased for lease contracts, which we also refer to as original equipment cost.

     Each period, we record a provision for credit losses consisting of the estimated credit losses for leases originated in the period and adjustments to the allowance for credit losses made to reflect changes in our estimate of credit losses for leases originated in prior periods. The provision for credit losses declined from 15.7% of lease originations, including capitalized initial direct costs, in 2002 to 12.0% in 2003. Although lease originations grew, we determined during 2003 that smaller adjustments to the provision for credit losses were needed to cover estimated total losses for leases in our portfolio. We made these determinations based primarily on our periodic static pool loss analysis, which indicated an improvement in the asset quality of our lease portfolio, as a number of poorer-performing leases entered into in earlier periods cycled out of our portfolio during 2003. We do not anticipate similar reductions in the future.

Risk Adjusted Margin

	Year Ended December 31,

			Increase	Increase
	2002	2003	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Net interest and fee income after provision for credit losses	$18,062	$22,394	$4,332	24.0%

Average net investment in direct financing leases	$186,596	$194,056	$7,460	4.0%

Percent of average net investment in direct financing leases:(1)
Net interest and fee margin	17.7%	18.3%		3.4%
Provision for credit losses rate	7.9	6.7		(15.2)%

Risk adjusted margin	9.8%	11.6%		18.4%

(1)	These percentages are calculated by dividing each of the interest, fee and provision amounts for each year by the average net investment in direct financing leases for that year.

     Our risk adjusted margin increased in 2003 due to higher interest income yields, lower interest expense and lower provision for credit loss rates.

Other Income

	Year Ended December 31,

			Increase	Increase
	2002	2003	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Other income	$1,084	$1,278	$194	17.9%

      Other income consists primarily of fees from our collections, property tax management and insurance activities, plus income from end of lease term sales of equipment and, to a lesser extent, other miscellaneous items, including interest earned on restricted cash balances which we are required to maintain under our financing facilities. The growth in other income resulted from increased collections income, vehicle documentation fee income, miscellaneous broker fee income and gains on end of lease term equipment sales.

Other Expenses

	Year Ended December 31,

			Increase	Increase
	2002	2003	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Salaries and benefits	$6,258	$6,011	$(247)	(3.9)%
General and administrative expenses	6,510	6,776	266	4.1%
Financing related costs	1,101	360	(741)	(67.3)%
Interest expense on shares subject to mandatory redemption	—	570	570	NM

      Salaries and Benefits. The decline in salaries and benefits resulted primarily from a decrease in full-time equivalent, or FTE, employees. In 2003, we averaged 119 FTE employees, five fewer than in 2002. The decrease in FTE employees resulted primarily from a reduction in our collections staff due to the improved asset quality of our portfolio. We do not currently expect further reductions in our collections department. In addition, we experienced attrition in certain positions where replacement was unnecessary because automation allowed job duties of departing employees to be reallocated to other employees.

      General and Administrative Expenses. General and administrative expenses increased primarily due to legal expenses of $342,000 incurred in connection with certain litigation and a $253,000 loss accrual for that litigation. In addition, other legal and consulting related expenses increased $173,000 due to costs incurred in connection with our analysis of strategic business alternatives in the fall of 2003. These increases were offset partially by decreases in outsourced collections costs, which declined $193,000, occupancy costs, which declined $246,000, and less significant cost reductions in a number of other expense categories. Outsourced collection-related costs declined due to the improved asset quality of our portfolio. Subleasing excess office space led to the reduction in occupancy costs. After we complete this offering, we expect our general and administrative expenses to increase due to the costs associated with being a public company.

      Financing Related Costs. Financing related costs are the adjustments we record to mark our derivative financial instruments to their market values. We use interest rate swaps and caps to limit our exposure to increases in interest rates on our variable rate financing facilities. In general, the values of these instruments are written up in an increasing interest rate environment, resulting in a credit to earnings, and written down in a declining interest rate environment, resulting in a charge to earnings. The amount of any credit or charge will be impacted by the extent of changes in market interest rates and the notional principal amount of our derivative instruments. In 2003, our average notional principal balance decreased to approximately $118 million from approximately $156 million in 2002. This decline reflected the termination of an interest rate swap in connection with repayment of the outstanding balance on one of our variable rate financing facilities using the proceeds of our fixed rate term-note securitization in July 2003. The lower amount of our average notional principal balance in 2003, coupled with less significant decreases in the interest rate environment than in 2002, led to lower financing related costs.

      Interest Expense on Shares Subject to Mandatory Redemption. In July 2003, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. As a result, we began to recognize interest expense related to our outstanding shares subject to mandatory redemption. The interest expense is comprised of accrued dividends and accretion of the discount on the preferred stock. Prior to adoption of SFAS No. 150, these amounts were deducted from net income to arrive at income available for common stock. We will redeem our outstanding preferred stock using a portion of the net proceeds from this offering. Consequently, after we complete this offering we will no longer incur this interest expense.

Net Income

	Year Ended December 31,

			Increase	Increase
	2002	2003	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Income before income taxes	$5,277	$9,955	$4,678	88.6%
Income taxes	2,004	4,105	2,101	104.8%

Net income	$3,273	$5,850	$2,577	78.7%

      Income Taxes. The increase in income taxes is attributable to the increase in pretax income and the interest on shares subject to mandatory redemption, which is not deductible for income tax purposes. Our effective tax rate was 41.2% for 2003 compared to 38.0% for 2002. We estimate the state income tax rate based on state apportionment factors that fluctuate based on the amount of business transacted in each state, and, accordingly, that rate may vary from year to year.

      Net Income. Net income increased due to the growth in our net investment in direct financing leases and the corresponding increase in interest and fee income, as well as improvement in our net interest and fee margin and the asset quality of our portfolio that resulted in a lower provision for credit losses.

Comparison of the Years Ended December 31, 2002 and 2001

Net Interest and Fee Income and Margin

	Year Ended December 31,

			Increase	Increase
	2001	2002	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Interest income	$37,214	$36,882	$(332)	(0.9)%
Fee income	3,479	3,688	209	6.0%

Interest and fee income	40,693	40,570	(123)	(0.3)%
Interest expense	10,152	7,687	(2,465)	(24.3)%

Net interest and fee income	$30,541	$32,883	$2,342	7.7%

Total lease originations (1)	$77,608	$85,176	$7,568	9.8%

Average net investment in direct financing leases	$186,549	$186,596	$47	0.0%

Percent of average net investment in direct financing leases:(2)
Interest income yield	19.9%	19.8%		(0.1)%
Fee income yield	1.9	2.0		5.3%

Interest and fee income yield	21.8	21.8		0.0%
Interest expense rate	5.4	4.1		(24.1)%

Net interest and fee margin	16.4%	17.7%		7.9%

(1)	Represents cost of equipment purchased for lease contracts, which we also refer to as original equipment cost.

(2)	These percentages are calculated by dividing each of the interest, fee and expense amounts for each year by the average net investment in direct financing leases for that year.

     Net Interest and Fee Income. Net interest and fee income grew primarily due to the decrease in our interest expense during 2003. Since the majority of our debt is at floating rates, we benefited from a declining interest rate environment. In addition, our interest expense declined as a result of the decrease in our average revolving and term debt from $154.3 million in 2001 to $149.3 million in 2002, as we used more cash generated by our operating activities to fund lease originations. Included in interest expense for each of 2001 and 2002 is $1.4 million of interest on our subordinated debt issued in 1998.

      Net Interest and Fee Margin. Interest rates on our variable rate borrowings decreased significantly, while our interest income yield declined only slightly, leading to growth in our net interest and fee margin.

Provision for Credit Losses

	Year Ended December 31,

			Increase	Increase
	2001	2002	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Provision for credit losses	$13,999	$14,821	$822	5.9%

Total lease originations(1)	$77,608	$85,176	$7,568	9.8%
Initial direct costs, capitalized	8,942	8,948	6	0.1%

Total	$86,550	$94,124	$7,574	8.8%

Provision for credit losses as a percentage of total lease originations and initial direct costs, capitalized	16.2%	15.7%		(3.1)%

(1)	Represents cost of equipment purchased for lease contracts, which we also refer to as original equipment cost.

     Although the total provision for credit losses increased in 2002, the provision for credit losses as a percentage of total lease originations, including capitalized initial direct costs, declined from 16.2% in 2001 to 15.7% in 2002. This decrease resulted from our determinations during 2002 that smaller adjustments to the provision for credit losses were needed to cover estimated total losses for leases in our portfolio. We made these determinations based primarily on our periodic static pool loss analysis, which indicated an improvement in the asset quality of our lease portfolio, as a number of poorer-performing leases entered into in earlier periods cycled out of our portfolio during 2002.

Risk Adjusted Margin

	Year Ended December 31,

			Increase	Increase
	2001	2002	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Net interest and fee income after provision for credit losses	$16,542	$18,062	$1,520	9.2%

Average net investment in direct financing leases	$186,549	$186,596	$47	0.0%

Percent of average net investment in direct financing leases:(1)
Net interest and fee margin	16.4%	17.7%		7.9%
Provision for credit losses rate	7.5	7.9		5.3%

Risk adjusted margin	8.9%	9.8%		10.1%

(1)	These percentages are calculated by dividing each of the interest, fee and provision amounts for each year by the average net investment in direct financing leases for that year.

     The increase in our risk adjusted margin resulted from lower interest expense as a percentage of our average net investment in direct financing leases, offset in part by a slight increase in our provision for credit losses as a percentage of our average net investment in direct financing leases. This higher provisioning rate was due to increased lease originations without similar growth in the average net investment in direct financing leases in 2002. The average net investment in direct financing leases remained constant because the amount of leases that reached maturity, were prepaid or were charged off in 2002 was approximately the same as new lease originations during the year.

Other Income

	Year Ended December 31,

			Increase	Increase
	2001	2002	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Other income	$1,108	$1,084	$(24)	(2.2)%

      The decline in other income was related primarily to a decrease in interest on lease proceeds required by our lenders to be deposited in restricted, high quality, low–risk money market accounts. Average yields on those deposited funds decreased markedly from 2001 to 2002. In addition, in 2001 we earned income on sales of leases not fitting our targeted credit profile, but had no similar income in 2002. The declines in these two categories of other income were offset almost entirely by increases in our property tax management fees, collections fee income and other items.

Other Expenses

	Year Ended December 31,

			Increase	Increase
	2001	2002	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Salaries and benefits	$6,183	$6,258	$75	1.2%
General and administrative expenses	6,883	6,510	(373)	(5.4)%
Financing related costs	15	1,101	1,086	NM

      Salaries and Benefits. The increase in salaries and benefits was primarily due to stock-based compensation expense that was $103,000 higher in 2002 than in 2001. This increased charge was due to unusually high stock grant forfeitures in 2001, which resulted in a credit to salary expense in 2001. In 2002, annual salary increases were more than offset by a reduction in the average FTE employees, which reduced the amount of increase to salaries and benefits. Efficiencies in processes, technological improvements and the improved asset quality of our portfolio allowed us to reduce our average FTE employees from 134 in 2001 to 124 in 2002.

      General and Administrative Expenses. General and administrative expenses decreased primarily due to a reduction in outsourced legal and collection-related expenses ($218,000 decrease), lower consulting fees ($78,000 decrease) and a decrease in software license fees. In 2002, we became less dependent on third parties for bankruptcy proceedings and repossession services as the asset quality of our portfolio continued to improve. In addition, consulting costs incurred in 2001 to develop our nonperforming asset forecasting model were not incurred in 2002. Furthermore, software license fees were unusually low in 2002 as we were able to utilize excess software capacity purchased in 2001 from our credit bureau access provider.

      Financing Related Costs. The increase in our financing related costs in 2002 was the result of a decreasing interest rate environment coupled with the increasing average notional balance of our derivative financial instruments. In 2001, our derivative financial instruments consisted of interest rate caps with an average effective rate of 6.94%. Because of the low interest rates during 2001, those interest rate caps had a carrying value and maximum financing related cost of only $65,000 subsequent to our adoption on January 1, 2001 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, as discussed below. In 2002, our average notional principal balance grew from $111.6 million to $155.6 million, due primarily to our entering into two new interest rate swap agreements in connection with our CP conduit warehouse facilities.

Net Income

	Year Ended December 31,

			Increase	Increase
	2001	2002	(Decrease) ($)	(Decrease) (%)

	($ in thousands)
Income before income taxes and cumulative effect of accounting change	$4,569	$5,277	$708	15.5%
Income taxes	1,746	2,004	258	14.8%

Income before accounting change	2,823	3,273	450	15.9%
Cumulative effect of accounting change, net of tax	(282)		282

Net income	$2,541	$3,273	$732	28.8%

      Income Taxes. The increase in income taxes is directly attributable to the increase in pretax income. Our effective tax rate was 38.1% in 2001 compared to 38.0% in 2002.

      Cumulative Effect of Accounting Change. Effective January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement requires that we mark our derivative financial instruments to their market values through a charge or credit to earnings. This adoption resulted in a charge of $282,000, net of tax, for the cumulative effect of this accounting change.

      Net Income. The increase in net income is primarily attributable to an improved net interest and fee margin in 2002. This improvement resulted mainly from the decrease in our weighted average cost of debt, excluding our subordinated debt, in 2002, due to reductions in the Eurodollar, LIBOR and CP rates to which our floating rate borrowings were indexed.

Key Performance Indicators

      Management regularly evaluates and analyzes the following key performance indicators to more effectively operate our business:

•	lease application, approval and origination volume;

•	asset quality; and

•	operating efficiency.

Lease Application, Approval and Origination Volume

      Management regularly reviews lease application, lease approval and lease origination volume, as well as lease origination volume by origination channel. We monitor lease application data for trends that may indicate changes in the economic or competitive landscape that may necessitate adjustments in our approach to doing business in our market segment. We also use this data in our forecasting and budgeting process, as we look at historical application data when estimating the approximate volume of new leases we will ultimately originate. We review application approval data to analyze and forecast shifts in the credit quality of our lease applicants. We also look at individual broker or lessor approval rates to determine whether a broker or lessor is submitting applications that meet our credit criteria. We refer to total lease originations as a percentage of leases approved as the close ratio. We track and review the close ratio to aid us in determining the efficiency and effectiveness of our origination processes. Deterioration in any of these key metrics will result in a more detailed review as to the reason for the deterioration and may include review of broker, industry or equipment specific results.

      Data relating to these key metrics are shown for the years indicated and the amounts are measured at our original equipment cost.

	2001	2002	2003

	($ in thousands)
Lease applications	$439,249	$473,651	$532,792
Lease approvals	$191,946	$202,809	$229,802
Percent of lease applications approved	43.7%	42.8%	43.1%
Lease originations by origination channel:
Broker and lessor	$75,268	$81,905	$93,560
Direct marketing	2,340	3,271	4,820

Total lease originations	$77,608	$85,176	$98,380
Close ratio	40.4%	42.0%	42.8%

Asset Quality

      We regularly review the overall asset quality of our portfolio through analysis of the line items set forth below.

	Year Ended December 31,

	2001	2002	2003

	($ in thousands)
Allowance for credit losses, beginning of period	$20,127	$18,853	$21,396
Provision for credit losses	13,999	14,821	13,029
Charge-offs, net	(15,273)	(12,278)	(11,632)

Allowance for credit losses, end of period	$18,853	$21,396	$22,793

Average net investment in direct financing leases	$186,549	$186,596	$194,056
Net investment in direct financing leases, end of period	$184,904	$188,329	$200,122
Charge-offs, net, as percentage of average net investment in direct financing leases	8.2%	6.6%	6.0%
Allowance for credit losses as percentage of net investment in direct financing leases, end of period	10.2%	11.4%	11.4%

      We also use the following tools to assess the asset quality of our lease portfolio:

•	forecasted nonperforming asset rate model; and

•	static pool loss analysis.

      Forecasted Nonperforming Asset Rate Model. In 2000, we engaged a consultant to design a financial model that we could use to forecast the level of nonperforming assets based on the credit scores of our leases. This model was created using our historical lease performance data, and we use it to estimate monthly the dollar amount of each month’s total lease originations that will ultimately become greater than 90 days delinquent, which we refer to as nonperforming assets. We use this estimate as a tool in determining the appropriate provision for credit losses. We periodically compare our actual nonperforming asset rate to our forecasted nonperforming asset rate in order to evaluate the effectiveness of our nonperforming asset rate model as a tool for determining the provision for credit losses.

      The graph below shows the actual percentage of lease originations, measured in original equipment cost, from 2001 and 2002 that have become nonperforming through February 29, 2004 compared to our forecasted percentage of lease originations from those years that we originally estimated would become nonperforming. We did not include data for leases originated in 2003 because we do not believe a graph showing data relating to 12 months of nonperforming assets is meaningful. We use the shape of the nonperforming asset rate curve to estimate the percentage of nonperforming asset additions that will occur in a particular period as we determine provision for credit losses.

2001 and 2002 Lease Originations Cumulative

Nonperforming Assets as a Percentage of Original Equipment Cost

      Static Pool Loss Analysis. Our static pool loss analysis measures lease loss performance by identifying a finite pool of lease originations and segmenting this pool into discrete monthly, quarterly or annual vintages according to when the leases were originated. We use historical loss data to develop a forecasting loss curve that estimates the percentage of total expected losses a lease vintage will incur at each monthly stage of its life. The total lease losses incurred in and the average age of each vintage are measured and used in combination with the loss curve to estimate the total losses each lease vintage will incur over its life. We rely on data from our static pool loss analysis as a key tool for measuring the quality of particular lease origination vintages and to assist us in determining the adequacy of our allowance for credit losses. We also monitor static pool performance by broker or lessor, equipment type and industry to identify lease loss performance falling outside of expected ranges. Poorly performing brokers or lessors, equipment types and industries are reviewed in more detail to determine if there is a systematic or other identifiable cause on which we can take corrective action. For example, if we determine that we have unusually high losses on leases for a particular type of equipment, we may raise the minimum required cutoff credit score for those leases to be approved or stop originating leases of that equipment type altogether.

      The graph below shows the actual percentage of leases originated, measured in original equipment cost, for each annual vintage, 2000, 2001 and 2002, that have become net losses through January 31, 2004. For each annual vintage, the graph shows the cumulative net losses for any given data point on the horizontal axis only when all leases for that vintage are at least as old as the month shown at that point on the horizontal axis. For example, for the 2001 vintage, all leases have become at least 25 months old at January 31, 2004, so the last data point shown for that vintage is at 25 months. No data point is shown for later months — for example at 26 months — because leases originated in the month of December 2001 have not yet become 26 months old at January 31, 2004. We do not include data for 2003 because not all leases originated in 2003 were at least 12 months old at January 31, 2004.

Cumulative Net Loss by Yearly Lease Originations

Vintage as a Percentage of Original Equipment Cost

Operating Efficiency

      We manage operating performance using a comprehensive budgetary review process. Included in this review are line-item-level comparisons of revenues and expenses to budget and trend data for the period then ended. If we find there is a significant or unusual variance from our budget or expectations, we will review the variance in detail and take corrective action, if necessary. As part of this process, each of our cost center managers submits to the accounting manager an explanation for any variance falling outside of the budget or other established parameters along with an action plan to correct the variance by year end. In addition, we regularly update our budget and forecasting model using actual results. We focus our attention on significant changes from prior projections and take appropriate action, as necessary.

Liquidity and Capital Resources

      Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is for new lease originations. In addition, we need liquidity to pay interest and principal on our borrowings, to pay fees and expenses incurred in connection with our financing arrangements, to fund infrastructure and technology investments and to pay administrative and other operating expenses. We depend on cash flow generated from our operations and the availability of financing from a variety of funding sources to satisfy our liquidity needs. We have relied on third-party financing to fund our operations, which recently has been comprised of:

•	borrowings under a syndicated warehouse credit facility;

•	financing of leases under CP conduit warehouse facilities; and

•	financing of leases through a term-note securitization.

      If any or all of our current funding sources become unavailable and we are unable to obtain replacement financing on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations.

External Financing Arrangements and Other Borrowings

      At December 31, 2003, we had external financing arrangements, with maximum, outstanding and unused (subject to borrowing requirements) facility amounts, as described below.

External Financing Amounts

	Maximum Facility	Outstanding Facility	Unused Facility
	Amount	Amount	Amount

	($ in thousands)
CP conduit warehouse facilities(1)	$175,000	$79,443	$95,557
Syndicated warehouse credit facility(1)	50,000	19,100	30,900
Term-note securitization(2)	58,166	58,166	0

Total	$283,166	$156,709	$126,457

(1)	Subject to lease eligibility and borrowing base formula.

(2)	A term-note securitization is a one-time funding that pays down over time without any ability for us to draw down additional amounts. At December 31, 2003, we had completed one on-balance sheet term-note securitization.

Warehouse Facilities

      We have two CP conduit warehouse facilities and a syndicated warehouse credit facility that allow us to borrow, repay and re-borrow based on borrowing base formulas dependent on the types and number of leases we can pledge as collateral under the respective facility.

      CP Conduit Warehouse Facilities. We have a $125 million credit facility under a Warehouse Loan and Security Agreement, dated December 30, 1998, that currently matures October 25, 2004. The funding period under this facility may be extended at the lender’s option for additional one-year periods at our request. This facility allows us to transfer leases receivable on an ongoing basis to a wholly owned, special purpose subsidiary, which sells ownership interests in the leases to a conduit managed by a third party. The conduit advances to us a portion of the discounted cash flows from the transferred leases. If the agreement is not renewed, repayment will continue to be made monthly over the term of the transferred lease contracts. Our repayment of borrowings on this credit facility is insured by a third-party financial guarantee. Interest on this facility is at the conduit’s CP rate, approximately 1.13% at December 31, 2003. In addition to the base interest costs, the lender and other parties to this facility charge us certain fees, and we amortize the costs associated with renewing and maintaining the line. The fees and the amortization of costs are charged to interest expense. Outstanding borrowings on this facility averaged approximately $78.7 million in 2003 and $112.8 million in 2002, with a balance of $79.4 million at December 31, 2003. Interest expense under this facility was $2.1 million in 2003 compared to $3.3 million in 2002.

      We have a $50 million credit facility under a Warehouse and Security Agreement, dated December 14, 2001, that currently matures December 11, 2004. The funding period under this facility may be extended at the lender’s option for an additional one-year period through December 11, 2005. This facility allows us to transfer leases receivable on an ongoing basis to a wholly owned, special purpose subsidiary, which sells ownership interests in the leases to a conduit managed by a third party. The conduit advances to us a portion of the discounted cash flows from the transferred leases. The facility requires repayment in full upon termination and leases cannot remain pledged to the facility in excess of 15 months. The facility’s interest rate floats monthly and is based on LIBOR plus a 175 basis point margin. In addition to the interest costs, the lenders and other parties to the transaction charge us certain fees, and we amortize the costs associated with renewing and maintaining the line. The fees and the amortization of costs are charged to interest expense. We currently act as servicer of the transferred leases. Our term as servicer is subject to renewal by the lender on a quarterly basis. Failure of the lender to renew our term as servicer would constitute an event of default under this facility, which in turn would cause cross defaults under our other financing arrangements. Outstanding borrowings on this facility averaged approximately $25.6 million in 2003 and $19.5 million in 2002. At December 31, 2003, we had no amounts outstanding under this facility. Interest expense under this facility was $1.4 million in each of 2003 and 2002.

      Syndicated Warehouse Credit Facility. Our syndicated warehouse credit facility, which provides $50 million of credit, is secured by leases that meet specified eligibility criteria. The facility currently matures May 30, 2005, and may be extended with the lenders’ consent. We may borrow on a revolving basis at fixed interest rates based on the Eurodollar rate for up to 90 days or at variable rates based on the higher of the federal funds rate plus 0.5% and the prime interest rate. Outstanding borrowings on this facility averaged approximately $18.9 million in 2003 compared to $17.2 million in 2002, with a balance at December 31, 2003 of $19.1 million. We incurred interest expense of $1.2 million in 2003 and $1.6 million in 2002. The lenders advance to us a portion of the cumulative net investment in the collateralized leases pledged.

Term-Note Securitization

      On July 14, 2003, one of our wholly owned, special purpose subsidiaries issued $70 million in receivables-backed term notes that mature in October 2009. The notes are collateralized with certain leases we transferred to that subsidiary. These notes bear interest at a fixed rate of 2.29% and repayment is made monthly over the term of the leases pledged. Repayment of these borrowings is insured by a third-party financial guarantee. The holders of the notes advanced to us a portion of the discounted cash flows from the leases pledged. We currently act as servicer of the pledged leases. Our term as servicer is subject to renewal by the third-party financial guarantor on a quarterly basis. Failure of the third-party guarantor to renew our term as servicer would constitute an event of default under the term-note securitization, which in turn would cause cross defaults under our financing facilities. The balance on the notes at December 31, 2003 was $58.2 million. The transaction was rated Aaa by Moody’s Investors Service and AAA by Standard & Poor’s.

Other Borrowings

      At December 31, 2003, we had outstanding $10.0 million in subordinated notes with a fixed interest rate of 12.0%. These notes were originally issued in January 1998 as part of the purchase by Windward Capital Partners affiliates of a majority interest in us. The notes mature between 2006 and 2008 and require semi-annual interest payments through maturity. In addition, we have outstanding $6.0 million of preferred stock, plus accrued dividends on that stock, which amounted to $2.7 million at December 31, 2003. We intend to pay off these notes and the preferred stock with a portion of the net proceeds from this offering. See “Use of Proceeds.”

Financial Covenants, Restrictions and Events of Default

      All of our secured borrowing arrangements have financial covenants and other restrictions with which we must comply in order to obtain continued funding and avoid default. Events of default under these arrangements include a change in our president and chief executive officer without lender-approved replacement within 30 days and merging or consolidating with another company so that we are not the surviving company. In addition, these arrangements contain cross default provisions such that an event of default under one facility could be considered an event of default under the others, simultaneously restricting our ability to access any of these critical sources of financing if we have defaulted on an individual facility.

      Some of the significant financial covenants under the arrangements include:

•	minimum tangible net worth;

•	maximum debt to equity or tangible net worth ratio;

•	minimum interest coverage ratio; and

•	minimum available credit.

      In addition, we are restricted in our ability to merge, acquire companies or be acquired, or incur additional debt without lender approval. Furthermore, we cannot pay dividends on our shares of common stock without lender approval.

Cash Sources and Uses

      In addition to our variable rate borrowings and term note securitization, liquidity is provided by significant cash flow from our operations. Our operations generated net cash flows of $20.6 million in 2003, $20.2 million in 2002 and $17.5 million in 2001. The primary noncash adjustments to net income that affect cash flow from our operations are the provision for credit losses, a noncash charge, and the net initial direct costs capitalized and amortized, a noncash credit. Noncash charges are added back to net income in the statement of cash flows while noncash credits are deducted. In 2003, the increase in net income of $2.6 million and other changes in our asset and liability balances were offset by a lower noncash provision for credit losses ($1.8 million) and higher capitalization of initial direct costs ($1.5 million). New lease originations grew by $13.2 million in 2003, which resulted in the increase from 2002 in initial direct costs capitalized, while our improved asset quality resulted in the reduction in the provision for credit losses in 2003. The increase of $2.7 million in net cash provided from operating activities from 2001 to 2002 was primarily due to an increase in net income ($732,000), a higher noncash provision for credit losses ($822,000) and a reduction in cash used for operating assets and liabilities ($233,000).

      Investing activities primarily relate to lease originations. We used net cash in investing activities of $26.9 million in 2003, $17.4 million in 2002 and $14.6 million in 2001. In 2003, the $13.2 million increase in purchases of equipment for new lease contracts coupled with a $3.2 million increase in restricted cash were the significant contributors to the increase in cash used in investing activities. Our 2003 term-note securitization obligated us to maintain a cash reserve as a means of providing additional credit enhancement to our lenders. Monthly lease payments received net of amounts included in interest income increased by $5.3 million primarily due to growth in net investment in direct financing leases. Net cash used in investing activities increased by $2.8 million in 2002 due primarily to the $7.6 million increase in purchases of new lease equipment net of an increase in 2002 of $6.0 million in lease payments received and gains in 2001 of $1.0 million on sales of certain leases.

      Net cash provided by (used in) financing activities was $6.4 million in 2003, $(3.6) million in 2002 and $(3.1) million in 2001. The increase in cash provided from financing activities in 2003 is the result of funding a portion of our increase in new lease originations through borrowings under our financing facilities. Total borrowings exceeded principal payments on borrowings and certain capitalized borrowing costs by $6.4 million in 2003. In general, our borrowings will increase as our net investment in direct financing leases increases. However, asset quality improvements allow us to use more cash generated from lease payments to fund a larger portion of the cost of lease originations, making us less reliant on borrowings. The primary reason for the $506,000 increase in cash used in financing activities was the increase of $666,000 in 2002 from 2001 of principal payments to banks net of amounts borrowed.

      Our objective is to maintain a low cash balance, investing any free cash in leases as needed and using any excess to pay down debt on our primary financing facilities. We generally fund our working capital needs, lease originations and growth using advances under our financing facilities. At December 31, 2003, we had $0.5 million in total cash and cash equivalents.

      At December 31, 2003, $12.1 million of our cash was classified as restricted cash, compared to $7.4 million at December 31, 2002. Restricted cash consists primarily of the cash reserve and advance payment accounts related to our CP conduit warehouse facilities and our term-note securitization.

      We expect any combination of cash from operations, additional borrowings on existing and future financing facilities, the completion of additional term-note securitizations and the proceeds of this offering to be adequate to support our operations and projected growth for the next 18 months.

Derivatives

      Our variable rate financing facilities require us to limit our exposure to an increase in interest rates by entering into either interest rate caps or interest rate swaps. Accordingly, we purchase interest rate caps from, and enter into interest rate swaps with, highly rated counterparties, typically rated AA-or better, and with notional principal protection that mirrors the amortization of the lease collateral being hedged. At December 31, 2003, the fair market value of the interest rate caps purchased was $26,000, representing $80.0 million of notional principal, and the fair market value of our interest rate swap is a liability of $77,000, with a notional principal of $7.6 million. Our outstanding interest rate cap and swap agreements do not meet the hedge accounting requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and therefore they are marked to market through a charge or credit to earnings.

Off-Balance Sheet Arrangements

      At December 31, 2003, we did not have any off-balance sheet arrangements.

Contractual Obligations

      In addition to our scheduled maturities on our financing facilities and term debt, we have future cash obligations under other types of contracts, including long-term operating leases relating to our office space, our subordinated debt, our preferred stock and security deposits made with us by lessees. At December 31, 2003, these contractual obligations were as follows:

	Payments Due by Period(1)

Contractual Obligations		Less than			After
as of December 31, 2003	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years

	($ in thousands)
Operating leases(2)	$4,276	$886	$1,466	$1,466	$458
Long-term debt(3)	137,609	55,067	70,448	12,075	19
Subordinated debt(4)	10,000		500	9,500
Shares subject to mandatory redemption(5)	8,644				8,644
Security deposit refunds(6)	1,112	474	527	101	5

Total contractual cash obligations	$161,641	$56,427	$72,941	$23,142	$9,126

(1)	Payments are included in the period by which they are contractually required to be made. Actual payments may be made prior to the contractually required date.

(2)	Represents our commitments associated with operating leases and includes contracts that expire in various years through 2005. Payments due reflect fixed rent expense and do not take into consideration sublease arrangements.

(3)	Amounts are equal to the annual maturities of our long-term debt outstanding. See note 7 to our audited consolidated financial statements.

(4)	Amounts are equal to the maturities of our outstanding subordinated debt. See note 7 to our audited consolidated financial statements.

(5)	This commitment represents the total redemption amount of our shares subject to mandatory redemption, including accrued dividends at December 31, 2003. See note 9 to our audited consolidated financial statements.

(6)	Amounts represent expected timing of refunds of deposits we required from some of our lessees to reduce our risk of loss.

Market Risk and Financial Instruments

      We are exposed to market risk associated with changes in interest rates. To mitigate the risk of potential interest rate increases associated with our variable rate facilities, we enter into derivative financial instruments as required by our CP conduit warehouse facilities or as we otherwise deem appropriate. Accordingly, we are using interest rate caps and swaps to limit our exposure to an increase in interest rates in the underlying variable rate facilities.

      The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents the expected principal cash flows and the related weighted average interest rates as of December 31, 2003 expected as of and for each year ended through December 31, 2008 and for periods thereafter.

	Expected Maturity Date by Calendar Year

	2004	2005	2006	2007	2008	Thereafter	Total

	($ in thousands)
Debt(1):
Fixed rate debt	$38,276	$18,509	$11,268	$4,821	$283	$8	$73,165
Average fixed rate	2.36%	2.29%	2.29%	2.29%	2.29%	2.29%	2.33%
Variable rate debt	$35,890	$25,280	$15,391	$6,584	$387	$11	$83,543
Interest rate swaps:
Beginning notional balance	$7,555	$1,137	$42	$—	$—	$—	$7,555
Ending notional balance	1,137	42	—	—	—	—	—
Average strike rate	3.21%	3.21%	3.21%				3.21%
Interest rate caps:
Beginning notional balance	$80,000	$31,506	$11,057	$2,671	$122	$1	$80,000
Ending notional balance	31,506	11,057	2,671	122	1	—	—
Average strike rate	6.76%	6.89%	6.94%	6.94%	6.94%	6.94%	6.81%

(1)	Excludes subordinated debt.

     Our earnings are sensitive to fluctuations in interest rates. The syndicated warehouse credit facility and CP conduit warehouse facilities charge a floating rate of interest based on LIBOR, the prime rate or commercial paper interest rates. Because our assets are fixed rate, increases in these market interest rates would negatively impact earnings and decreases in the rates would positively impact earnings because the rate charged on our borrowings would change faster than our lease originations could reprice. We would have to offset increases in borrowing costs by adjusting the pricing under our new leases or our net interest margin would be reduced. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

      For example, a hypothetical 100 basis point, or 1.0%, increase in the market rates for which our borrowings were indexed for the year ended December 31, 2003 would have reduced net interest and fee income by approximately $1.2 million based on our average variable rate borrowings of approximately $123.9 million for the year then ended. A similar decrease in market rates would have resulted in an increase in net interest and fee income of $1.2 million. We had interest rate swaps in place during 2003 with an average notional value of approximately $38 million. Our maximum exposure to increases in interest rates to which those swaps were indexed was about 200 basis points during that year. Each 100 basis point increase above our swap rate would have resulted in avoidance of approximately $380,000 of interest expense in 2003 due to our interest rate swap positions. Our interest rate caps would have been effective hedges against interest rate risk had the rate to which they are indexed increased by approximately 575 basis points, or 5.75%. Each 100 basis point increase above our cap rate would have resulted in avoidance of approximately $800,000 of interest expense in 2003 due to our interest rate cap positions.

Recently Issued Accounting Standards

      In November 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years ending after December 15, 2002, and for interim periods beginning after December 15, 2002. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation. We adopted the fair value-based provisions of SFAS No. 123 under the retroactive restatement method allowed under SFAS No. 148. Accordingly, all prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all awards granted to employees after January 1, 1995.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46 (as revised in December 2003 by Interpretation No. 46R). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46 will be applicable to the company in 2004. We do not anticipate that the adoption of this accounting pronouncement will have a material effect on our consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133, Derivative Instruments and Hedging Activities, as amended. This statement amends and clarifies financial accounting and reporting for derivative financial instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Specifically, this statement: (1) clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an underlying to conform it to language used in FIN 45; and (4) amends certain other existing pronouncements. This statement is effective for hedging relationships designated after June 30, 2003 and for contracts entered into or modified after June 30, 2003, except for provisions relating to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 which should continue to be applied in accordance with their respective dates. The adoption of this accounting pronouncement did not have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for accounting for financial instruments with characteristics of both liabilities and equity. It requires the issuer to classify as a liability a mandatorily redeemable financial instrument that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur. In addition, it provides guidance on the accounting for costs incurred to issue a financial instrument that has liability or equity characteristics and on the accounting for repayments and conversions of convertible debt. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Prior to the adoption of this statement, we classified mandatorily redeemable preferred stock, described more fully in note 9 of our audited financial statements, as mezzanine equity under the provisions of the Emerging Issues Task Force, or EITF, Topic No. D-98, Classification and Measurement of Redeemable Securities. Adoption of SFAS No. 150 on July 1, 2003 resulted in a reclassification of $3.3 million from mezzanine equity to liabilities to reflect the fair value of our mandatorily redeemable preferred stock as of July 1, 2003. Additionally, beginning July 1, 2003 we began to reflect interest and dividends related to the mandatorily redeemable preferred stock as “interest on shares subject to mandatory redemption” in the consolidated statement of income. In accordance with SFAS No. 150, prior periods were not restated for the effect of adoption. Prior to July 1, 2003, interest and dividends related to the mandatorily redeemable preferred stock were included below net income in the consolidated statements of income to arrive at income available for common shareholders.

BUSINESS

Overview

      We are a specialized commercial finance company that leases business-essential equipment to small businesses nationwide. We operate our business primarily through a growing network of independent lease brokers and equipment lessors, which currently totals over 450 relationships. We currently finance over 25 equipment categories, including vehicles and trailers, restaurant, auto repair and other types of commercial and industrial equipment, typically in the form of noncancelable, full payout direct financing leases. At December 31, 2003, the average original equipment cost of leases in our portfolio was approximately $19,000, with an average lease term at origination of approximately 50 months. Original equipment cost of leases in our portfolio generally ranges from $5,000 to $50,000, and does not exceed $125,000 for any individual lease. We compete in the segment of the equipment leasing market which the industry typically refers to as small-ticket leasing, and in particular, we target small, higher-risk businesses that we believe to be underserved by traditional financing sources. Our customized credit underwriting tools, coupled with our systematic collections practices, have allowed us to achieve attractive risk adjusted margins.

      We were founded in 1975 to fund and service leases originated primarily through direct solicitation of equipment distributors, retailers and suppliers located in the greater Puget Sound area of the state of Washington. Beginning in the late 1980s, management expanded and repositioned our business through the development of a network of brokers and lessors located mainly in the northwestern United States. Since that time, we have expanded our lease origination network to include brokers and lessors across the United States. In January 1998, affiliates of Windward Capital Partners, L.P., a private equity investment firm, acquired a majority interest in us.

      The small-ticket leasing market, comprised of equipment leases of $250,000 or less, represents a significant segment of the U.S. equipment financing market. Within the small-ticket leasing market, we focus on lease transactions with small, higher-risk businesses generally having limited operating or business credit history, or limited or poor credit history at the owner level, that do not meet the underwriting standards of more traditional financing sources. Despite representing a substantial market opportunity, we view this segment of the small business leasing market as underserved by banks, thrifts, large commercial finance companies and other traditional commercial credit sources and as highly fragmented. With over 15 years of experience in this segment of the small-ticket leasing market, we have developed customized practices and systems that we believe position us to capitalize on this market opportunity.

      Our target small business customers depend to a significant extent on independent brokers and lessors to assist them in obtaining financing for equipment purchases. Consequently, our lease origination efforts rely on our network of independent brokers and lessors. In 2003, we originated approximately 95% of our leases through this network. We have developed specific origination programs that enable us to maintain strong relationships with our existing brokers and lessors as well as establish new relationships with other brokers and lessors.

      We believe that our scalable, integrated infrastructure allows us to better serve the segment of the small-ticket leasing market in which we compete. Our customized technology systems, coupled with our business processes, enable us to efficiently originate, underwrite, service and collect on the types of small-ticket leases we target. In particular:

•	our lease origination systems allow brokers, through our secure website, to actively and efficiently enter lease applications and access up-to-date lessee information;

•	our credit scoring systems, including our proprietary credit scorecard, enable our seasoned credit underwriting team to promptly assess whether an application meets our credit criteria;

•	our lease accounting and servicing systems allow us to monitor the performance of our lease portfolio, and based on this monitoring, periodically refine our credit criteria; and

•	our collections management system supports our systematic collections practices.

      In addition, we believe our integrated technology infrastructure enables us to leverage our origination, underwriting and collections platforms to serve a growing number of lease transactions.

      From 2000 through 2003, we processed 104,976 lease applications, approved 48,017 applications (approximately 46% of applications) and originated 19,053 new leases (approximately 40% of approved applications), and at December 31, 2003, we were servicing 15,592 active leases in our portfolio. Using historical lease performance data, we identify and refine our underwriting criteria. Since completing the implementation of our current credit underwriting systems in 2001, we have been able to more effectively anticipate credit performance, allowing us to achieve attractive risk adjusted margins on the leases we have underwritten.

      We fund our business primarily through variable rate borrowings. Our variable rate financing facilities consist of a syndicated warehouse credit facility and two commercial paper, or CP, conduit warehouse facilities. At December 31, 2003, we had approximately $126.5 million of unused capacity under these financing facilities. Borrowings under our CP conduit warehouse facilities may be refinanced through on-balance sheet term-note securitizations such as the one we completed in July 2003. We believe that our ability to access funding at competitive rates through various economic cycles enables us to maintain the liquidity necessary to manage our business.

Industry Overview

      The Equipment Leasing Association, or ELA, a nonprofit association representing companies in the equipment leasing and financing industries, estimated that in 2003 business investment in equipment in the United States would be approximately $668.0 billion, of which approximately $208.0 billion would be financed through leasing. The equipment leasing market is divided into three main segments that are differentiated by the cost of the equipment: small-ticket, mid-ticket and large-ticket. We compete in the highly fragmented small-ticket leasing market, which is comprised of lease transactions that are below $250,000 in equipment cost. According to the ELA’s most recent estimates, the small-ticket leasing segment accounted for approximately 30% of the estimated total new leasing volume originated in the United States in 2001, which would equate to an approximate $62.4 billion segment in 2003 assuming comparable volume among the segments for 2003. We target a segment of the small-ticket leasing market comprised primarily of small, higher-risk businesses. Although there is insufficient data available to accurately estimate the actual size of our particular segment of the small-ticket leasing market, we believe there is ample opportunity within this segment to grow our business.

      Small businesses, defined by the Small Business Administration Office of Advocacy as firms having fewer than 500 employees, are an integral part of the U.S. economy. According to the Office of Advocacy’s most recent estimates from 2002, small businesses in the United States:

•	totaled approximately 22.9 million;

•	represented approximately 99% of all employers;

•	accounted for more than 50% of the nonfarm private gross domestic product;

•	employed about half of all private sector employees; and

•	generated about 66% to 75% of the net new jobs each year.

      Traditionally, depository institutions such as commercial banks and thrift institutions, as well as commercial finance, leasing, brokerage and insurance companies, have served the financing needs of small businesses. Small businesses with lengthy operating and credit histories often have access to numerous traditional credit sources to finance equipment acquisitions, from revolving credit lines to corporate credit cards to lease financing from banks, commercial finance companies and captive finance companies. However, tightened lending standards and consolidation in the banking and commercial finance industries have narrowed the range of alternatives available to many small businesses for financing the acquisition of business-essential equipment. In addition, many banks and other traditional financing sources are unable or unwilling to create the systems and business processes needed to effectively serve the credit needs of small businesses. As a result, small businesses have become more reliant on lease financing to acquire needed equipment.

      The availability of lease financing for small-ticket equipment acquisitions by small businesses with limited operating or credit histories or with prior credit difficulties also has been constrained by the obstacles inherent in efficiently originating and servicing equipment leases of relatively small size and the complexities of assessing and managing the higher credit risk which characterizes this segment of the small-ticket leasing market.

Our Competitive Strengths

      We believe our following strengths allow us to compete effectively in our segment of the small-ticket leasing market:

•	Proprietary credit scoring and underwriting. Using our extensive experience in and our historical performance data relating to our segment of the small-ticket leasing market, we have developed a proprietary credit scorecard in conjunction with Fair Isaac Corporation, or Fair Isaac. Our current credit scorecard uses a number of weighted scoring characteristics, including, among others, the applicant’s payment history, industry segment, number of credit inquiries and time in business. We designed and periodically refine our credit scorecard specifically for our targeted market niche, enabling us to more effectively evaluate credit risk and maintain a strict set of underwriting guidelines. In addition to our credit scoring, our seasoned underwriting staff, with an average of 22 years of relevant experience, performs thorough reviews of our lease applications.

•	Scalable business model. We have developed a scalable business model capable of handling greater volumes of our current business and supporting potential expansion into other segments of the small-ticket leasing market. Although there is insufficient data available to accurately estimate the actual size of our particular segment of the small-ticket leasing market, we believe there is ample opportunity within this segment to grow our business. Our existing infrastructure can be leveraged to accommodate significantly greater volumes of lease originations as well as new asset classes, credit profiles and industries.

•	National origination platform. We have established relationships with over 450 independent brokers and lessors covering 48 states, and we continue to develop new relationships with quality brokers and lessors throughout the nation. We believe our broker and lessor network gives us cost-effective access to our target market.

•	Portfolio diversification. We have a portfolio diversified by geography, equipment category, industry, number of lessees and origination sources, which we believe helps us effectively manage credit risk. At December 31, 2003:

—	no state other than California represented more than 5.8% of our net investment in direct financing leases and 23 states represented less than 1% each;

—	we financed over 25 equipment categories, with our ten largest categories accounting for 71.7% of our net investment in direct financing leases;

—	our lessees operated in over 600 different industry segments, with no industry concentration accounting for more than 10.7% of our net investment in direct financing leases;

—	no lessee accounted for more than 0.08% of our lease portfolio; and

—	our largest origination source accounted for only 7.2% of leases originated and our ten largest origination sources accounted for 28.0% of leases originated.

•	Seasoned collections staff and systematic collections process. The ability to service and collect on leases within our segment of the small-ticket leasing market is critical in achieving attractive risk adjusted margins. Our collections department is staffed with seasoned employees having generally five to 20 years of relevant collections experience, including three to five years with us. Our experienced collections staff resolves delinquent leases, mitigates credit losses and collects payments even after leases have been charged off. We have divided our collections department into several groups, with delinquent accounts transferring to more expert collections groups as they age. We believe this approach allows us to more effectively allocate the appropriate collections resources and expertise at the proper point in the collections process.

•	Access to multiple funding sources. We use multiple funding sources and types, including a $50 million syndicated warehouse credit facility, two CP conduit warehouse facilities totaling $175 million and a recent $70 million on-balance sheet term-note securitization. Our ability to access funding at competitive rates through various economic cycles enables us to maintain the liquidity necessary to manage our business. At December 31, 2003, we had $126.5 million of unused capacity under our financing facilities, subject to borrowing requirements, out of a maximum availability of $225.0 million.

•	Integrated information technology systems. Our business integrates information technology systems to optimize the lease origination, credit, collection and account servicing functions. Our technology systems consist primarily of software customized by vendors specifically for our business. Throughout a transaction, we collect a significant amount of information on our lessees and on lease performance. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as marketing or collections, to better perform their functions. We use efficient data retrieval and reporting tools to make information available to our employees’ desktops and our brokers. This high degree of automation and process integration across all aspects of our business results in lower transaction costs, improved operating efficiencies, more opportunity for brokers and lessors to provide quality lease applications, and better credit decisions.

•	Experienced management team. Members of our senior management team average 23 years of relevant experience, including an average of six years of service with us. Prior to joining our organization, key members of our management were responsible for accounting, finance, sales and marketing, and underwriting and collection operation functions at leading financial services organizations. Our management team is largely responsible for completing the implementation of our current credit underwriting, scoring and collections systems.

Our Business Strategy

      Our business strategy is to continue our disciplined growth as a provider of equipment leases in the small-ticket leasing market by focusing on the following initiatives:

•	Expand broker and lessor network and achieve deeper penetration within existing broker and lessor base. To increase our overall share of lease originations in the small-ticket leasing market, we plan to both establish new broker and lessor relationships and enhance existing broker and lessor relationships. We expect that recent additions to our staff of broker and lessor relationship managers will assist us in achieving these goals. We believe that broker relationship managers are key to developing and ensuring a reliable flow of business. Currently, we believe that we do business with only a portion of the brokers and lessors nationwide that may originate business in our segment of the small-ticket leasing market.

•	Increase our penetration in selected geographic regions. We are continually evaluating opportunities to develop our business in geographic markets we believe to be underserved by our leasing products. To date, we have not focused substantial resources on the Northeast, North Central and Southeast regions of the United States, and accordingly, we believe that these markets represent a significant opportunity for business expansion. We have added broker and lessor relationship managers and redirected the geographical responsibilities of these managers to devote more attention and resources to these markets.

•	Enhance credit underwriting through refinement of credit scoring. We intend to continue to leverage our extensive experience in our segment of the small-ticket leasing market to refine our credit scoring and improve our credit underwriting policies. We regularly monitor performance of our leases and periodically adjust our credit underwriting criteria in consultation with Fair Isaac to refine the predictive measures used in our customized credit scorecard. We believe a periodically refined, more predictive credit scorecard gives our credit underwriting staff a higher probability of approving lease applications that appropriately meet our credit underwriting criteria and lead to lease originations that generate attractive risk adjusted margins.

•	Expand our suite of products. We believe that by expanding our portfolio of products we will be able to increase our lease production from our existing brokers and lessors as well as add new brokers and lessors as origination sources. We explore on an ongoing basis potential development of products and programs aimed at our segment and other segments of the small-ticket leasing market. For example, we recently developed and began marketing a product directed at potential lessees with higher credit scores.

Our Lease Products

      Our leases are noncancelable, full payout leases, which transfer substantially all of the benefits and risks of ownership to the equipment lessee. Our leases provide that the scheduled, noncancelable rental payments due during a lease term are sufficient to recover the cost of the equipment to us (including a broker fee), less the residual value of the equipment, plus a return on the amount of our investment in the lease. In addition, substantially all of our leases require personal guarantees. Our lease terms generally range from 36 to 60 months. At December 31, 2003, the average original term of the leases in our portfolio was approximately 50 months, while the weighted average remaining term was 34 months.

Types of Leases

      We offer two types of direct financing leases that are categorized for tax purposes as conditional sales leases and true leases. At December 31, 2003, approximately 87% of our leases were conditional sales leases and the remaining 13% were true leases. A conditional sales lease requires the lessee or the broker or lessor to acquire the equipment at the end of the lease term for a fixed amount. At December 31, 2003, approximately 83% of our conditional leases had options priced at $1 or other nominal amounts and the remaining 17% had options typically priced at 10% or less of the original equipment cost. A true lease provides the lessee with the option of purchasing the equipment on the lease’s expiration date at the fair market value of the equipment. With a true lease, a lessee typically purchases the equipment at the end of the lease term, generally for a cash payment, or we arrange short-term financing. If the lessee under a true lease does not purchase the equipment, we seek to realize our recorded residuals, typically up to 10% of the original equipment cost, by selling it or through renewal of the lease by the lessee.

Lease Terms

      Generally, our leases require that lessees:

•	provide a personal guarantee from each owner of the business;

•	remit all scheduled payments due under the lease, regardless of the performance of the equipment;

•	operate the equipment in the manner for which it was designed and for commercial or business purposes only;

•	maintain and service the equipment;

•	insure the equipment for the full insurable value;

•	indemnify and hold us harmless for any liability resulting from the leased equipment;

•	pay directly or reimburse us for all sales, use, property and other taxes associated with the equipment; and

•	provide two up-front periodic lease payments.

      In addition, our standard leases provide that in the event of a default, we can at our discretion require payment of the entire balance due under the lease and seize the equipment for subsequent sale, refinancing or other disposal, subject to any limitations imposed by law.

Pricing and Fees

      We price our leases based on three factors:

•	an applicant’s time in business;

•	the amount of the lease; and

•	the term of the lease.

Generally, the longer a lessee has been in business, the greater the amount of the lease and the longer the term of the lease, the lower we set the price of a lease. In addition, when appropriate, we collect fees during the lease origination process and throughout the term of the lease. These fees include late charges, prepayment fees, documentation fees, collections fees, property tax management fees and insurance fees.

Property Insurance on Leased Equipment

      Our lease agreements specifically require lessees to obtain property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. Our lease agreements also require appropriate liability insurance on certain equipment, such as motorized and inherently dangerous equipment. An insurance provider automatically furnishes us with property insurance coverage on equipment not requiring liability insurance. If we do not receive proof of insurance from a lessee within 60 days of lease inception, insurance premiums and processing fees are automatically added to the lessee’s monthly lease payment. For equipment requiring liability insurance, we require the lessee to furnish proof of insurance coverage, both property and liability, prior to our funding a lease. Our insurance provider may furnish liability insurance coverage for some leases requiring liability insurance. However, this is not an automatic insurance program. We will provide lessees with insurance quotes and prepare documentation, as required. In general, we directly assist lessees and work with our insurance outsourcing company regarding claims and other insurance-related issues.

Portfolio Overview

      We believe that our lease portfolio is well diversified. At December 31, 2003, we had 15,592 active leases in our portfolio. At December 31, 2003:

•	we had leases outstanding with lessees located in 48 states, as set forth below:

Percentage of
Net Investment
in Direct
State	Financing Leases

California	21.6%
Washington	5.8
New York	5.5
Texas	5.0
Florida	4.8
Arizona	4.1
Oregon	3.3
Pennsylvania	3.1
North Carolina	3.0
Georgia	3.0
All others (none more than 2.9%)	40.8

•	we had over 25 different equipment categories financed, as set forth below:

Percentage of
Net Investment
in Direct
Equipment Category	Financing Leases

Vehicles and trailers	18.5%
Restaurant	8.4
Auto repair and service	7.4
Beauty, barber and tanning	7.3
Construction and specialty trade	7.1
Computer systems	7.0
Maintenance	6.0
Office	3.8
Medical	3.2
Machine tools	3.0
All others (none more than 2.8%)	28.3

•	our lessees operated in over 600 different industry segments, including industry concentrations grouped in over 50 categories as set forth below:

Percentage of
Net Investment
in Direct
Industry Concentration	Financing Leases

General construction and specialty trades	10.7%
Automotive repair and services	8.5
Restaurant (nonfranchise) and bars	6.4
Beauty and barber shops	4.6
Miscellaneous business services	4.5
Miscellaneous manufacturing	4.1
Miscellaneous personal services	3.6
Carpet cleaning	3.1
Miscellaneous merchandise	2.5
Lawn and garden services	2.5
All others (none more than 2.4%)	49.5

•	our leases were spread among 14,544 different lessees, with the largest single lessee accounting for only 0.08% of our net investment in direct financing leases;

•	the average original equipment cost subject to leases within our portfolio was approximately $19,000, and the average remaining balance on a lease was $16,500 with approximately 40% of leases having a remaining balance of $10,000 or less;

•	our largest source of lease originations accounted for only 7.2% of our net investment in direct financing leases, and our ten largest origination sources accounted for less than 28% of our net investment in direct financing leases; and

•	over 85% of our lessees had been in business two or more years and over 66% of our net investment in direct financing leases was with customers who had been in business more than five years.

Lease Origination Channels

      We access our lessees through two distinct origination channels: independent brokers and lessors and, to a lesser extent, direct marketing to equipment vendors and small business owners.

Independent Brokers and Lessors

      We have established relationships with over 450 independent brokers and equipment lessors located throughout the United States that transact lease business for a variety of equipment categories and industries. Brokers and lessors either refer equipment lease transactions to us, working with a potential lessee to complete the appropriate lease application, or sell to us leases that the broker or lessor has already originated. Lessors generally refer to us leases that do not fit their particular credit criteria. In order to effectively establish and manage our broker and lessor relationships, we have instituted three primary broker and lessor programs: standard, assignment and application submission assistance program, or ASAP, as well as a separate program for certain significant brokers and lessors which we refer to as major accounts. The substantial majority of our leases are originated under the standard and assignment programs. We rely on specified criteria based on past experience, industry references and personal credit to establish and manage our relationships with brokers and lessors. We enter into a nonexclusive agreement with each broker or lessor who is approved by us to operate under one of our broker and lessor programs. In 2003, independent brokers and lessors generated approximately 95% of our lease originations.

      Standard Program. Brokers and lessors that submit to us fully investigated lease transactions for review and validation operate under our standard program. Under this program, the broker is responsible for the validation of the lessee, vendor and equipment, and for completion of the lease documentation. We also are listed as the named lessor.

      To qualify to do business with us under this program, a broker or lessor generally must have:

•	a minimum of three years of experience within the leasing, finance or banking industry;

•	acceptable credit at the owner level, with no prior bankruptcies, no current or past history of slow payments and no outstanding tax liens or judgments, and at least five years of data in the credit bureau with a minimum of seven reported credit lines; and

•	submitted to us performance data during the qualifying process that is consistent with data reported to us by leasing company references, and maintained satisfactory relationships with the leasing companies used as references.

      Assignment Program. This program is substantially similar to our standard program except that the broker or lessor is listed as the named lessor on the lease documents. At the time we fund, the broker or lessor assigns all of its rights under the lease to us, including all rights to receive lease and other payments and all rights to the equipment leased. Participating brokers or lessors may assign a lease to us with the stipulation that at the end of the lease term the residual value of the equipment, if any, remains the property of the broker or lessor. To qualify to do business with us under this program, a broker or lessor generally must meet all of the requirements of the standard program discussed above and also provide to us financial information demonstrating that the broker’s or lessor’s brokerage or leasing firm, as the case may be, is profitable or that the broker’s or lessor’s personal income is greater than $50,000 per year.

      ASAP. We have designed ASAP for brokers with limited industry experience, for small volume producers and for those brokers who do not have the proven ability to submit to us a regular flow of lease applications. This program has been designed to improve the efficiencies of doing business with these types of broker sources and enables us to capture additional lease business. Under this program, once we have discussed the lease information with both the vendor and lessee to ensure information presented is correct and complete, we prepare all of the lease documents and send them to the broker or lessee for execution. Prices under this program are higher than under our standard and assignment programs to cover the additional services provided.

      To qualify to do business with us under this program, a broker must not be on our restricted list and generally must have:

•	satisfactory personal credit; and

•	satisfactory prior contacts with us, which we verify through a cross-reference check using our broker and lessor database.

Generally, our lessors do not use this program.

      Major Accounts. We have designated certain significant brokers and lessors as major accounts. These accounts have been segregated into a separate program based on a number of factors including:

•	the potential size of the relationship;

•	the complexity of the relationship; and

•	whether the relationship is with a major leasing company.

      Our major account relationship standards concerning approval, review and monitoring are similar to those of the assignment program.

      Broker and Lessor Management. Our independent broker and lessor relationships are managed by broker and lessor relationship managers. These representatives are responsible for all aspects of the broker and lessor relationships within their assigned geographic region or major accounts, including locating new and qualified lease origination sources, performing initial and ongoing training and managing existing relationships. Our six geographic regions and the percentage of our net investment in direct financing leases in each of those regions at December 31, 2003 are set forth below.

Percentage
of Net
Investment
in Direct
Region	Financing Leases

Northwest	19.8%
North Central	14.5
Northeast	17.3
Southeast	18.9
Southwest	16.6
Southern California	12.9

Total	100.0%

      At December 31, 2003, major accounts represented 17.6 % of our net investment in direct financing leases, spread throughout the six geographic regions.

      Broker and Lessor Review and Training. We use the following processes to regularly review the performance of our brokers and lessors, including major accounts, to ensure critical aspects of our relationships are maintained at acceptable levels:

•	Periodic Reviews. Our relationship managers perform monthly, quarterly and annual reviews of brokers and lessors to, among other things, evaluate performance and ensure relationship documentation is current. For example, our relationship managers target for a complete quarterly review those brokers and lessors that do not meet specified performance measures, such as maintaining appropriate levels of losses from lease originations and payment delinquencies.

•	Training. Our relationship managers conduct training sessions on an ongoing basis for all brokers and lessors. The training includes formal programs on our credit policies, lease documentation procedures and general information, such as marketing and sales training. Collectively, our relationship managers conduct 40 to 50 training sessions per month.

•	On-Site Visits. Our relationship managers periodically visit the offices of our brokers and lessors to review performance, conduct on-site training and investigate future business opportunities.

Direct Marketing

      Although we originate our leases primarily through independent brokers and lessors, we also pursue relationships directly with equipment vendors and small businesses through our direct marketing group, which produced approximately 5% of our total lease originations in 2003. This group concentrates its efforts on the development of equipment vendor relationships primarily in the northwestern United States and on soliciting repeat business from existing lessees.

Credit Underwriting Procedures

      Our credit underwriting is performed and managed separately from our lease origination process. Our comprehensive credit underwriting procedures consist of three key parts:

•	lease application submission, credit scoring and review;

•	funding of approved leases; and

•	recording and auditing of funded leases.

      Our credit underwriting procedures have been developed and refined by our experienced management team, and are reviewed and revised periodically.

Lease Application Submission, Credit Scoring and Review

      Submission of Applications. Brokers and lessors submit lease applications through ApprovalNet or by facsimile. ApprovalNet is our proprietary, web-based lease application and approval system instituted to enable much of an applicant’s data to be input directly by a broker or lessor. During 2003, more than 65% of all lease applications were submitted through this web-based application process by brokers and lessors.

      Credit Scoring. In conjunction with Fair Isaac, we have developed a customized proprietary credit scorecard based on, among other things, historical information regarding our lease application and portfolio data gathered since 1996, including a selection and review of a random sampling of accepted and rejected lease applications and actual account performances from recorded leases. We utilize the credit scorecard as an important tool in analyzing the credit risk of a particular lease application and use our historical performance data to refine the credit scorecard periodically.

      Our current credit scorecard uses a number of individually weighted scoring characteristics. The total score of a lease application is the sum of the points assigned to each of the characteristics and represents the credit scorecard’s final credit risk assessment. The characteristics include such things as an applicant’s:

•	payment history;

•	industry segment;

•	number of credit inquiries;

•	time in business;

•	bankruptcy navigator index score as determined by Equifax; and

•	average months on file with credit reporting agencies.

      Application Review Process. Information from a lease application is initially routed through our information management systems, which retrieve an applicant’s credit data from a credit reporting service. Our proprietary credit scorecard then automatically scores the completed application. A credit underwriter assigned to a lease application reviews the application, relying to a large extent on the credit score, and generally makes a credit decision within two hours of receiving the application. Each of our credit underwriters is given approval authority specified by lease amount and applications are assigned accordingly. At December 31, 2003, our credit underwriters had an average of 22 years of underwriting experience.

      If an application falls below a provisional minimum score on our credit scorecard, the application is generally rejected and a notice of decline is generated and sent to the originating broker or lessor. However, a credit underwriter may continue to track a rejected application which scores slightly below the provisional minimum credit score if the underwriter believes that with additional lease guarantors the credit score may reach an acceptable level. In this event, the originating broker or lessor is notified of the potential for lease approval on appropriate resubmission.

      On the other hand, a credit underwriter may reject an application meeting the provisional minimum score based on other information gathered from our information management systems not evaluated in the credit scorecard, such as:

•	depth of the applicant’s credit history;

•	various financial data relating to the applicant;

•	tax returns; and

•	characteristics relating to the equipment to be leased.

In such a case, we may request additional information that may allow for future lease approval based on appropriate resubmission.

      Generally, we do not require financial statements and tax returns with lease applications meeting specified time in business and lease size parameters. With regard to applications not meeting these parameters, we uniformly require financial statements and tax returns.

      Because accurate information is critical in determining many of the factors used to assess a lease application, we use many third-party sources, such as Internet sites of secretaries of state, LexisNexis and others, for information gathering and verification. As part of their review, credit underwriters verify the lessee, vendor and equipment involved in the lease transaction, as well as confirm that scored data is accurate. If the credit underwriter finds fraudulent information in a lease application, a note is made in our information management systems and any future lease submissions involving that business or its principals will be declined, and action against the referring broker or lessor may be taken.

Funding Approved Leases

      Our funding coordinators are responsible for ensuring the requisite lease documentation is in place to fund and record the lease receivable. Once the paperwork is in place, the final step in the funding process is a confirmatory telephone call with the lessee to verify essential information regarding the lease transaction. If the call is completed in a satisfactory manner, the transaction is authorized for funding. The lease is then processed for payment of the equipment and the broker commission, as required.

      The chart below illustrates our lease application, approval and funding activity for the years 2000 through 2003.

Recording and Auditing Leases

      After a lease is funded, our contract processing department takes over the lease file and performs quality control, including auditing the file for documentary compliance, appropriate signatures and data integrity prior to recording the lease. Within one day of funding, our contract processing department generally has each lease file set up and recorded, and within five days of funding, we generally have completed the remainder of the leasing process, such as UCC filing and document distribution and indexing. We review each newly recorded lease to ensure that all terms and conditions comply with our credit policy and documentation requirements.

Lease Servicing

      We service all of the leases in our portfolio. Lease servicing involves a variety of functions, including:

•	entering the lease into our accounting and billing system;

•	preparing invoice information and overseeing billing by a third-party service provider;

•	collecting and timely depositing lease payments;

•	reconciling lease accounts;

•	collecting and remitting sales, use and property taxes to the taxing jurisdictions;

•	assuring compliance with insurance requirements;

•	providing customer service to lessees;

•	communicating with brokers and lessors;

•	providing brokers and lessors with titling services for titled equipment;

•	reporting to lenders; and

•	managing residuals by seeking to realize our recorded residuals in leased equipment at the end of the lease term.

Collections Process

      Our collections department is structured to systematically resolve delinquent leases, mitigate credit losses and collect post-default recovery dollars. A key component of our collections process is the use of customized collections management software. Our primary objective is to collect the entire delinquent amount due. We have divided our collections department into the following groups enabling us to implement a step-stage collections process, which allows delinquent accounts to periodically transfer to the group with the appropriate level of expertise:

•	Front-End. This part of our collections department is divided into three groups: 1-to-30-day collectors, 31-to-60-day collectors and 61-to-90-day collectors.

•	Back-End. This part of our collections department is divided into four groups: loss prevention group, loss recovery collectors, legal and bankruptcy collectors and asset management.

Front-End Collections

      Our collections activities generally begin when a lease becomes 11 days delinquent. On the 11th day of delinquency, leases are randomly assigned to a 1-to-30-day collector through our automated collections software and are systematically reassigned to other groups as the leases reach later stages of delinquency. In 2003, we resolved by the 31st day of delinquency in excess of 90% of those accounts that became one-payment delinquent.

      Leases remain in an assigned collector’s pool until:

•	the required payments are made;

•	the past-due lease rolls to the next stage of our collections process;

•	the past-due lease is referred to our legal and bankruptcy department;

•	an appropriate lease modification is completed; or

•	a negotiated settlement is made.

      Collectors use the telephone as the primary collections tool, making payment request calls to the business or residence of the lessee and to guarantors. When a collector has difficulty contacting the lessee, the collector may call nearby businesses, neighbors, the broker or the vendor, seeking assistance in making contact with the lessee. In some cases, when collection proves difficult, collectors use third parties to attempt to make personal contact with a lessee or other parties as well as to inspect equipment, provide pictures of the leased equipment and complete equipment condition reports. Collectors input their notes directly into our information management systems, enabling us to monitor the status of problem accounts and promptly take appropriate steps.

Back-End Collections

      If after 90 days a lease remains delinquent and has not otherwise been assigned to our legal and bankruptcy department or asset management group, it is assigned to our loss prevention group (comprised of some of our most experienced collectors) which continues to work on recovery of the lease balance unless and until the lease is charged off after 180 days of delinquency. This group’s objective is to minimize our loss through a combination of collecting payments, writing forbearances, repossessing and selling collateral, initiating lawsuits and negotiating settlements. This group builds on the data in our information management systems to determine the best course of action.

      After an account is charged off, it is assigned to our loss recovery group, which takes ownership of all charged-off leases until it concludes that further collection efforts would be inefficient. The loss recovery group recommends which leases should be turned over to collection agencies or sold to third-party collection agencies. At this stage in the collections process, the primary sources of recovery are payments on restructured accounts, settlements, equipment sales, garnishments and bankruptcy court distributions.

      Our legal and bankruptcy group takes ownership of all leases that have been referred for legal action or whose lessees have filed for bankruptcy. Once a lease has been referred to an attorney, we take no further collection action without direction from the attorney. Our bankruptcy collectors are responsible for monitoring the bankrupt lessees and filing our claims. If there are parties to the lease transaction that are not bankrupt, such as guarantors, we will pursue collection from those parties.

      Throughout the collections process, our asset management group performs a wide variety of functions, including:

•	acting on repossession requests;

•	managing third-party vendors that perform repossession activities;

•	working with remarketers to set the selling price of repossessed equipment; and

•	overseeing final disposition of repossessed equipment.

In addition, this group manages sale transactions of leased equipment by delinquent lessees and manages the sale of equipment at the end of a lease term.

Information Technology Systems

Business Development

      Our brokers and lessors and direct marketing personnel use our customized web-based technology as a part of our origination platform as well as for monitoring and servicing activities, increasing customer base, improving operating efficiencies, reducing costs and improving overall service. Some of the more important components of our business development systems include:

•	ApprovalNet. ApprovalNet, our lease application and approval system, simplifies our application and approval process. ApprovalNet transfers much of the application input responsibility to our brokers and lessors, resulting in a reduction in our origination and processing costs, as well as simplifying management of lease applications. During 2003, more than 65% of all lease applications were submitted through this web-based application process by brokers and lessors.

•	Online Reporting. We provide brokers and lessors with access to real-time information on the performance of leases they originate for us. Through our secure website, brokers and lessors are able to access payment performance, past due payment status and general lease portfolio information. With this access to up-to-date information, our brokers and lessors can participate in collections activities and target timely paying lessees for additional leasing opportunities.

•	Messaging and Training. Using our proprietary website, we provide brokers and lessors with information concerning our current policies and procedures and information used to train brokers and lessors about our lease products.

Information Management

      A critical element of our business operations is our ability to collect detailed information on our origination sources and lessees at all stages of a financing transaction and to effectively manage that information so that it can be used across all aspects of our business. Our information management systems integrate a number of customized technologies to optimize our lease origination, credit, collection and account servicing functions. Applications used across our business include the following:

•	Our lease accounting package that stores extensive portfolio performance data on our lessees. We have on-line access to this information to monitor customer exposure, portfolio concentrations and trends and other credit performance indicators. Using programming models developed by us, we are able to use our portfolio performance data to assess historical results as well as project portfolio performance under multiple scenarios.

•	Our predictive auto dialer technology that we use in our collections processes to improve the efficiencies of our collectors’ daily collection telephone calls.

•	Our imaging technology that enables our employees to retrieve at their desktops all lease documents and instantly fax or email copies to the origination source or customer, improving our operating efficiencies and service levels.

      Our information technology infrastructure is industry standard and fully scalable to support future growth. The underlying networking technologies making up the foundation of our platform include Microsoft Windows NT, Novell Netware and IBM AIX. Our systems are fully backed up Monday through Friday and a full set of data tapes is sent to an off-site storage provider daily. In addition, we have contracted with a third party for disaster recovery services.

Competition

      There are a variety of equipment financing sources available to small businesses, including:

•	leasing companies;

•	national, regional and local finance companies;

•	captive finance and leasing companies affiliated with major equipment manufacturers;

•	home equity loans;

•	credit cards; and

•	financial services companies, including commercial banks, thrifts and credit unions.

      Because we focus on a specific, highly fragmented segment of the small business credit market consisting generally of small businesses with limited operating or business credit history, or limited or poor credit history at the owner level, our competition comes primarily from independent leasing companies, home equity loans and credit cards. Currently, many traditional financing sources are not accustomed to the risks inherent in providing lease financing to small, higher-risk businesses or have not developed the processes and systems necessary to profitably serve these customers. However, as a result of the recent improvement in economic conditions, we expect to experience increased competition in our segment of the small-ticket leasing market, particularly from financing sources that have ready access to low cost funds. The main competitive factors in our market include the size and timing of required lease payments, as well as the availability to a potential customer of other sources of credit to finance equipment acquisitions.

Government Regulation

      Although most states do not directly regulate the equipment lease financing business, some states require licensing of lenders and finance companies, impose limitations on interest rates and other charges, mandate disclosure of certain contract terms and constrain collections practices and remedies. Under certain circumstances, we may be required to comply with credit laws, including the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, notice to credit applicants of their right to receive a written statement of reasons why application for credit is declined. In addition, we may need to comply with state and federal financial privacy laws, including the Gramm-Leach-Bliley Act. These laws limit how we may collect personal financial information and how we may use and disclose personal financial information, whether obtained from individuals or financial institutions. We believe that we are currently in compliance with all material statutes and regulations that are applicable to our business.

Employees

      At December 31, 2003, we employed 118 full-time equivalent employees: 13 in sales and marketing, 38 in credit operations, 49 in portfolio services (including collections), eight in accounting and finance, six in technology and systems and four in executive and administration. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages. We believe that our relations with our employees are good.

Facilities

      Our headquarters are located in Federal Way, Washington, where we lease 50,000 square feet of office space under a lease that expires in August 2009. That lease includes two five-year renewal options. We currently occupy 30,000 square feet of this space and have sublet the remainder of the space to three separate tenants for the remainder of the initial lease term. In addition, we are committed to leasing our previous office space consisting of 19,000 square feet in Tacoma, Washington through August 2004. We have sublet this space through the remainder of the lease term. We believe our leased facilities are adequate for our current needs.

Legal Proceedings

      On February 15, 2001, IFC Credit Corporation, or IFC, filed a lawsuit against us in the Circuit Court of Cook County, Illinois. The lawsuit relates to a transaction in which we sold equipment leases to IFC in May and July 2000. IFC alleged misrepresentations constituting breach of the purchase and sale agreement executed in connection with the sale of the leases, identifying 25 separate leases for which IFC contends it is entitled to reimbursement. In April 2001, we filed a counterclaim seeking an accounting and various payments with respect to funds held in a holdback account established under the purchase and sale agreement. On March 14, 2002, IFC amended its complaint to include an additional 10 leases. In November 2003, the case proceeded to bench trial and a ruling is scheduled for April 22, 2004. IFC seeks reimbursement for the named leases including interest and attorney fees. We estimate the maximum possible judgment to be approximately $1.1 million. We believe that the ultimate outcome will not have a material impact on our operating results, financial condition or liquidity.

      In addition, we are party to various legal proceedings, which include claims and litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

      The following table sets forth information about our executive officers and directors as of the date of this prospectus.

Executive Officers and Directors

Name	Age	Position

Dale A. Winter	56	President, Chief Executive Officer and Director
Peter A. Davis	43	Senior Vice President and Chief Financial Officer
Ted A. Brownrigg	51	Senior Vice President of Sales and Marketing
P. Lamar Malone	61	Senior Vice President of Credit Operations
Bruce C. Spencer	54	Senior Vice President of Portfolio Services
Mark C. Monaco	38	Chairman of the Board
Edward J. Condon	63	Director
William W. Conley	61	Director
Robert E. Dubrish	52	Director
James K. Hunt	52	Director
Peter S. Macdonald	45	Director

      Dale A. Winter has been a director and our President and Chief Executive Officer since 2001, and from 1998 to 2001, served as our Chief Financial Officer. From 1993 to 1997, Mr. Winter was Executive Vice President and Chief Financial Officer for the northwest region of KeyCorp, a bank-based financial services company. Mr. Winter earned a B.B.A. degree in accounting from Wichita State University and is a certified public accountant.

      Peter A. Davis has been our Senior Vice President and Chief Financial Officer since 2002, and from 1998 to 2002, served as a Vice President and Controller. From 1992 to 1998, Mr. Davis was Controller for Parker Paint Manufacturing Company, an architectural paint and coating manufacturer and distributor. Mr. Davis earned a B.A. degree in accounting and finance from the University of Washington.

      Ted A. Brownrigg has been our Senior Vice President of Sales and Marketing since 1999. From 1988 to 1998, he was Director of National Sales at Colonial Pacific Leasing, a small-ticket leasing company. Mr. Brownrigg earned a B.S. degree in economics from Northwest Missouri State University.

      P. Lamar Malone has been Senior Vice President of Credit Operations since 1998. From 1993 to 1998, he was Regional Vice President of the Northwest Direct Loan Center of KeyBank, a bank-based financial services company. Mr. Malone earned a B.A. degree in business administration from the University of Washington.

      Bruce C. Spencer has been Senior Vice President of Portfolio Services since 2002, and from 1999 to 2002, served as Vice President of our portfolio services department. From 1992 to 1999, Mr. Spencer was Vice President and Risk Manager in the consumer asset division at Bank of America. Mr. Spencer earned a B.A. degree in business administration from Western Washington University and a diploma of graduation from the Graduate School of Retail Bank Management at the University of Virginia.

      Mark C. Monaco was appointed Chairman of the Board in April 2004 and has been a director since 1998. He has served as a Managing Director of Windward Capital Partners, a private equity investment firm, since 1996. From 1995 to 1996, Mr. Monaco was Director of Finance and Corporate Development at Credit Suisse First Boston, a global investment banking and financial services firm. From 1991 to 1995, he was in the Financial Institutions Group of the Investment Banking Division of Credit Suisse First Boston. Mr. Monaco serves on the boards of directors of a number of private companies that are affiliates of Windward Capital Partners, including Mobile Storage Group. Mr. Monaco earned an M.B.A. from The Wharton School of Business and an A.B. cum laude from Harvard University.

      Edward J. Condon has been a director since 1998. Mr. Condon is Chairman and Chief Executive Officer of The Paradigm Capital Group, a financial advisory firm, which he founded in 1993. Since 1994, he has been a trustee and chairman of the audit committee of The Northern Funds and The Northern Trust Company’s family of institutional mutual funds. In 1993, Mr. Condon retired after 27 years with Sears, Roebuck and Company, a multi-channel retailer, where he served as Vice President and Corporate Treasurer. Mr. Condon earned a B.S. degree in business and economics from the College of the Holy Cross.

      William W. Conley is a founder of Financial Pacific and has been a director since 1975. He served as Chairman of the Board from 1975 to 1998 and was our President and Chief Executive Officer from 1975 to 1985. Since 1981, Mr. Conley has been a general partner of Quad-C, a healthcare company. He earned a B.A. degree in education and an M.A. in education administration from Central Washington University.

      Robert E. Dubrish has been a director since 1998. He has served as President and Chief Executive Officer of Option One Mortgage, the mortgage services division of H&R Block, since 1992, and currently sits on Option One’s board of directors. Mr. Dubrish earned a B.A. degree in finance from the University of Illinois, Urbana-Champaign.

      James K. Hunt has been a director since 2002 and served as our Chairman of the Board from 2002 until April 2004. Mr. Hunt is the Managing Partner of Bison Capital Asset Management, a private equity firm, which he joined in 2001. From 1990 to 2000, he was President of SunAmerica Corporate Finance and Executive Vice President of SunAmerica Investments (subsequently AIG SunAmerica), financial services companies specializing in retirement savings and investment services. Mr. Hunt also serves on the board of trustees of Falcon Financial Investment Trust, a specialty finance company, and Mobile Storage Group, an affiliate of Windward Capital Partners. Mr. Hunt earned an M.B.A. from The Wharton School of Business and a B.B.A. in economics from the University of Texas at El Paso.

      Peter S. Macdonald has been a director since 1998. He has served as a Managing Director of Windward Capital Partners, a private equity investment firm, since 1994. Mr. Macdonald serves on the board of directors of Monitronics International Inc., a provider of security alarm monitoring services. Mr. Macdonald also serves on the boards of directors of a number of private companies that are affiliates of Windward Capital Partners, including Mobile Storage Group. Mr. Macdonald earned an M.B.A. from The Wharton School of Business and a B.S. in business administration from the University of Southern California.

Board of Directors

      Our board of directors, which currently consists of seven members, will consist of            members upon the completion of the offering, a majority of whom will be independent within the meaning of applicable Nasdaq Stock Market rules. We will have a classified board, divided into three classes that will serve staggered three-year terms. The independent directors of the board intend to appoint a lead independent director.

Audit Committee

      Our board of directors has established an audit committee, which will be comprised of Messrs.                      (chair),  and                     upon completion of the offering, all of whom are independent within the meaning of applicable Nasdaq Stock Market and SEC rules and regulations. The audit committee will assist the board in overseeing and reviewing: (1) the integrity of our financial reports and financial information provided to the public and to governmental and regulatory agencies; (2) the adequacy of our internal accounting systems and financial controls; (3) the annual independent audit of our financial statements, including the independent auditors’ qualifications and independence; and (4) our compliance with law and ethics programs as established by management and the board. The audit committee:

•	will have sole authority to select, evaluate, terminate and replace our independent auditors;

•	will have sole authority to approve in advance all audit and nonaudit engagement fees and terms with our independent auditors; and

•	will review our audited financial statements, selected public filings and earnings press releases prior to issuance, filing or publication.

      The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Our board of directors expects that at least one member of our audit committee will qualify as an audit committee financial expert as defined under SEC rules and regulations and will be financially sophisticated within the meaning of applicable Nasdaq Stock Market rules. The other members of our audit committee will satisfy the financial literacy requirements for audit committee members under Nasdaq Stock Market rules.

Compensation Committee

      Upon completion of the offering, our board of directors will establish a compensation committee, which will be comprised of Messrs.                     (chair),                     and                     , two of whom are independent within the meaning of applicable Nasdaq Stock Market rules. In accordance with applicable Nasdaq Stock Market rules allowing for the appointment of a nonindependent member of the compensation committee in exceptional and limited circumstances, the board determined that the appointment of                     to the compensation committee is in the best interests of the company. The principal functions of the committee will be to:

•	evaluate the performance of our executive officers and determine their compensation;

•	prepare an annual report on executive compensation for inclusion in our proxy statement;

•	review and approve compensation plans, policies and programs, considering their design and competitiveness;

•	administer and review changes to our equity incentive plans pursuant to the terms of the plans; and

•	review our nonemployee independent director compensation levels and practices and recommend changes as appropriate.

      In addition, the compensation committee will review and approve corporate goals and objectives relevant to chief executive officer compensation, evaluate the chief executive officer’s performance in light of those goals and objectives, and determine the chief executive officer’s compensation levels based on the committee’s evaluation.

      The compensation committee will administer our 2004 Equity Incentive Plan and our existing stock option plans.

Nominating and Corporate Governance Committee

      Upon completion of the offering, our board of directors will establish a nominating and corporate governance committee, which will be comprised of Messrs.                     (chair),                     and                     , all of whom are independent within the meaning of applicable Nasdaq Stock Market rules. This committee will be responsible for seeking, considering and recommending to the board qualified candidates for election as directors and recommending a slate of nominees for election as directors at our annual meeting. The committee may develop corporate governance guidelines for our company and recommend those guidelines to our board. The committee may review and make recommendations on matters involving general operation of the board and its committees, and will annually recommend to the board nominees for each committee of the board.

Director Compensation

      The independent members of our board of directors will receive compensation of $           per quarter for their service on the board. Independent members of our board of directors will be granted an option to purchase                    shares of our common stock upon the later to occur of their initial appointment or election to our board and the consummation of this offering. These options will vest in                     equal annual

installments. In addition, independent members of our board will be eligible to receive annual grants of                     options under our 2004 Equity Incentive Plan. The annual option grants will vest in one year over four equal quarterly installments. The per share exercise price of all options granted to independent members of our board will be equal to the fair market value per share on the date the option is granted.

      The chairman of the audit committee will receive additional compensation of $           per quarter, and the other members of the audit committee will receive additional compensation of $           per quarter for their service on the audit committee. The chairman of the compensation committee will receive additional compensation of $           per quarter, and the other members of the compensation committee will receive additional compensation of $           per quarter for their service on the compensation committee.

Compensation Committee Interlocks and Insider Participation

      Upon completion of the offering, our compensation committee will be comprised of Messrs.                      (chair),  and                     , none of whom serve as officers or employees of our company. None of our executive officers serves as a member of the compensation committee or board of directors of any entity that has an executive officer serving as a member of our compensation committee or board.

Executive Compensation

      The following table sets forth the compensation awarded, paid, earned or accrued for services rendered to us in all capacities during the fiscal year ended December 31, 2003 by our chief executive officer and the four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 in 2003. We refer to these officers as our named executive officers in other parts of this prospectus. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits that are available generally to all our salaried employees and perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of an officer’s total salary and bonus disclosed in the table.

	Annual
	Compensation
			All Other
Name and Principal Position	Salary	Bonus(1)	Compensation

Dale A. Winter(2)	$206,000	$206,700	$6,675
President and Chief Executive Officer
Peter A. Davis(3)	92,600	37,860	4,540
Senior Vice President and Chief Financial Officer
Ted A. Brownrigg(4)	108,500	43,250	4,200
Senior Vice President of Sales and Marketing
P. Lamar Malone(5)	95,083	36,519	4,023
Senior Vice President of Credit Operations
Bruce C. Spencer(6)	90,433	36,950	3,943
Senior Vice President of Portfolio Services

(1)	Reflects performance bonuses earned in 2003.

(2)	All other compensation represents $6,000 in employer contributions to our 401(k) retirement plan and $675 for term life insurance premiums.

(3)	All other compensation represents $3,701 in employer contributions to our 401(k) retirement plan and $314 for term life insurance premiums.

(4)	All other compensation represents $4,226 in employer contributions to our 401(k) retirement plan and $368 for term life insurance premiums.

(5)	All other compensation represents $3,832 in employer contributions to our 401(k) retirement plan and $322 for term life insurance premiums.

(6)	All other compensation represents $3,636 in employer contributions to our 401(k) retirement plan and $307 for term life insurance premiums.

Fiscal Year-End Option Values

      The following table contains information concerning option holdings of each of the named executive officers at December 31, 2003. None of these officers exercised any options during the year ended December 31, 2003.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options
	Options at December 31, 2003		at December 31, 2003(1)

	Exercisable	Unexercisable	Exercisable	Unexercisable

Dale A. Winter	47,355	82,695	$	$
Peter A. Davis	13,574	24,526
Ted A. Brownrigg	13,987	24,813
P. Lamar Malone	14,251	25,249
Bruce C. Spencer	13,478	24,822

(1)	The value of each unexercised in-the-money option at fiscal year end represents an amount equal to the initial public offering price of $ per share, minus the per share option exercise price, multiplied by the number of shares underlying the option. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Nondisclosure and Noncompetition Agreement with Dale Winter

      In June 2003, our president and chief executive officer, Dale A. Winter, entered into a nondisclosure and noncompetition agreement with Financial Pacific. Under this agreement, Mr. Winter has agreed to keep confidential our proprietary information. In addition, Mr. Winter has agreed, for one year after termination of his employment for whatever reason, to refrain from competing with us, encouraging employees to leave our employ, hiring any person who was employed by us during the 12-month period preceding his termination or inducing any of our customers or other business relations to cease doing business with us.

      In consideration of Mr. Winter’s noncompete agreement, upon termination of Mr. Winter’s employment with us, we will pay him an amount equal to his annual base salary for the 12 months preceding his employment termination date plus 50% of the greater of $203,000, Mr. Winter’s annual bonus paid in 2003, and the average annual bonus paid to Mr. Winter in the three fiscal years most recently ended prior to his employment termination date. This amount is payable in 12 equal monthly installments following termination. However, we have no obligation under the agreement to compensate Mr. Winter if his employment is terminated:

•	due to his death;

•	as a result of a sale of substantially all of our assets, a merger or a consolidation if Mr. Winter is employed by our successor entity as a senior executive with compensation equal to or greater than his compensation immediately prior to his termination;

•	if we liquidate without distributing assets to our shareholders or file for bankruptcy; or

•	for cause.

      For purposes of the agreement, “cause” means:

•	Mr. Winter’s conviction for or plea of no contest to a felony or a crime involving moral turpitude or any act or omission involving dishonesty or fraud with respect to us;

•	substantial and repeated failure by Mr. Winter to perform his duties as president and chief executive officer after we give him written notice;

•	gross negligence or willful misconduct by Mr. Winter with respect to us; or

•	Mr. Winter’s breach of the agreement, if the breach is not cured within ten business days after we give him notice of the breach.

Benefit Plans

401(k) Plan

      We have established and maintain a retirement savings plan under Section 401(k) of the Internal Revenue Code, or the 401(k) Plan, to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pretax basis through contributions to the 401(k) Plan. In 2003, we matched 50% of the first 6% of each eligible employee’s deferral amount. Our 401(k) Plan also permits us to make discretionary profit sharing contributions on behalf of eligible employees. Our matching and discretionary contributions vest over five years of service. Our matching and discretionary contributions to the 401(k) Plan totaled approximately $80,000 in 2002 and $84,000 in 2003.

2004 Equity Incentive Plan

      Prior to the completion of the offering, our board of directors will adopt and our shareholders will approve the 2004 Equity Incentive Plan, or the 2004 Plan. The 2004 Plan will provide for the grant of stock options, restricted stock, stock units, stock appreciation rights and other stock and cash incentives to our employees and directors.

      Administration. The 2004 Plan will be administered by the compensation committee of our board of directors or such other committee or committees selected by our board of directors to administer the 2004 Plan. The committee will have the authority to administer and interpret the 2004 Plan, including, among other things, the power to select individuals to whom awards are granted, to determine the types of awards and the number of shares subject to each award, to set the terms and conditions of such awards, to cancel or suspend awards, to establish whether and the extent to which awards may be transferred and to establish procedures pursuant to which the payment of awards may be deferred. To the extent permitted by law, the committee may delegate to one or more of our officers the right to grant awards.

      Number of Shares Reserved for Issuance. The 2004 Plan authorizes the issuance of up to                      shares of our common stock. Shares of common stock covered by an award granted under the 2004 Plan will not be counted as used unless and until they are actually issued and delivered to a participant. Shares relating to awards granted under the 2004 Plan that lapse, are canceled or forfeited, settled for cash, or otherwise terminated and shares withheld by or tendered to us in connection with the exercise of an option or other award granted under the 2004 Plan or in connection with the satisfaction of tax withholding obligations relating to awards or exercises of options or other awards are available for grant under the 2004 Plan. Awards that we grant as substitute awards in connection with acquisition transactions will not reduce the number of shares authorized for issuance under the 2004 Plan. The shares of stock deliverable under the 2004 Plan may consist in whole or in part of authorized and unissued shares, treasury shares or a combination of any such shares. The committee may adjust the aggregate number of shares or the awards under the 2004 Plan in the event of a change affecting shares of common stock, such as stock dividends, recapitalizations, reorganizations or mergers.

      Stock Options. Stock options entitle the holder to purchase a specified number of shares of our common stock at a specified price, which is called the exercise price, subject to the terms and conditions of the option grant. The exercise price of stock options under the 2004 Plan will be at least 100% of the fair market value of the stock for the date of grant, except for awards that we grant as substitute awards in connection with acquisition transactions. The committee will fix the term of each option, but no option under the 2004 Plan will be exercisable more than ten years after the option is granted. Each option will be exercisable at such time or times as determined by the committee. Options may be exercised, in whole or in part, by payment in full of the purchase price in a form acceptable to the committee, such as in cash or its equivalent, by delivery of our shares of common stock or by means of a broker-assisted cashless exercise.

      A participant will be able to exercise the vested portion of his or her option for the period of time stated in the option agreement. If no such period of time is stated in a participant’s option agreement, a participant will generally be able to exercise his or her option for (1) 90 days following his or her termination for reasons other than cause, death or disability or (2) six months following his or her termination due to death or disability. If a participant is terminated for cause, all options generally will automatically expire. In no event will an option be able to be exercised later than the expiration of its term.

      Restricted Stock and Stock Units. The committee may grant awards of shares of common stock or awards designated in units of common stock that are subject to repurchase or forfeiture restrictions, which restrictions may be based on continuous service with us or the achievement of specified performance criteria, as determined by the committee. Until the lapse of the restrictions, participants may not dispose of their restricted stock. The committee, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on restricted stock and stock units under such circumstances and subject to such terms and conditions as the committee deems appropriate.

      Stock Appreciation Rights. Stock appreciation rights, or SARs, may be granted alone or in addition to other awards and may, but need not, relate to a specific option granted under the 2004 Plan. Upon exercise of a SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR. The committee may impose any conditions or restrictions on the exercise of a SAR as it deems appropriate; however, under the 2004 Plan the grant price of a SAR will not be less than the fair market value of our common stock for the date of grant and the term will not be more than ten years. Payment upon such exercise will be in cash, stock or any combination of cash or stock as determined by the committee. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will generally be canceled to the extent the option has been exercised.

      Other Stock or Cash Awards. The committee also will be authorized to grant to participants incentives payable in cash or in shares of common stock subject to terms and conditions determined by the committee.

      Corporate transactions. Unless award agreements provide otherwise, in the event of certain corporate transactions, such as a sale, each outstanding award generally will automatically accelerate and become fully vested and, to the extent applicable, exercisable immediately before the corporate transaction, unless the award is assumed, continued or replaced with a comparable award by the successor entity or the parent of the successor entity. Any award that is assumed, continued or replaced with a comparable award in the corporate transaction will accelerate and become 100% vested if the participant’s employment is terminated by the successor entity without cause or by the participant with good reason within one year of the transaction. If the successor entity does not assume, continue or replace the award, unexercised options generally will become vested and exercisable in full prior to the completion of the corporate transaction and these options will terminate upon completion of the corporate transaction if not previously exercised. If our shareholders receive cash in the corporate transaction, we may instead provide that all options terminate and be exchanged for cash.

      Term, Termination and Amendment. Unless terminated earlier by our board of directors, the 2004 Plan will terminate ten years after its adoption. Our board of directors or the committee may generally amend, suspend or terminate all or a portion of the 2004 Plan at any time, as long as any rights of a participant are not materially adversely affected without the participant’s consent, subject to shareholder approval to the extent necessary to comply with Nasdaq Stock Market rules or other regulatory requirements. The committee may amend the terms of any award granted, prospectively or retroactively, but cannot materially adversely affect the rights of any participant without the participant’s consent.

2001 Stock Option Plan and 1998 Stock Option Plan

      The 2001 Stock Option Plan, as amended, or the 2001 Plan, and the 1998 Stock Option Plan, as amended, or the 1998 Plan, have permitted the grant of nonqualified stock options to our employees and directors. The 2001 Plan will terminate subject to and upon the completion of this offering and no new options will be granted under that plan. At December 31, 2003, options to purchase 520,200 shares of our common stock were outstanding under the 2001 Plan. The 1998 Plan was suspended in 2001 and no new options may be granted under that plan. At December 31, 2003, options to purchase 29,590 shares of our common stock were outstanding under the 1998 Plan. Our board of directors administers these plans, selects the particular employees or directors to whom options are granted under the plans and determines the terms and conditions of the options. All options granted under the plans have a term of no more than ten years.

      Performance and transaction options have been granted under the 2001 and 1998 Plans. Performance options vest in installments if specified performance targets are met. During 2001, 2002 and 2003, the maximum number of shares that could vest under the 2001 Plan in each period did vest as a result of our satisfying the relevant performance criteria. Performance options under the 1998 Plan vested only in one period, 1998. The last installment of performance options granted under the 2001 Plan will vest if we achieve specified business plan goals with respect to pretax income and a satisfactory rate of return for 2004. If the remaining unvested performance options granted under the 2001 Plan and the 1998 Plan do not vest or have not yet vested based on performance, those options will not vest except as follows:

•	In the event of a change in control of our company that occurs prior to December 31, 2004 (with respect to grants made under the 2001 Plan) or prior to the fifth anniversary of the date of grant of an option (with respect to grants made under the 1998 Plan), in which specified affiliates of Windward Capital Partners achieve either a 15% or 25% return on their total equity investment in us (with respect to the 2001 Plan and 1998 Plan, respectively), all unvested performance options will vest and become exercisable. A change in control includes transactions in which we are sold to an unaffiliated third party (whether by a merger, consolidation, sale of securities or sale of all or substantially all of our assets) or any transaction in which specified affiliates of Windward Capital Partners sell or otherwise dispose of all (or less than all, if the requisite return is achieved) their shares of common stock, including pursuant to a public offering.

•	The performance options granted under the 2001 and 1998 Plans automatically vest and become exercisable nine years from the date of grant (or any shorter period set forth in a stock option agreement), so long as the optionee remains continually employed by us.

      The transaction options granted under the plans vest upon a change in control of our company when specified affiliates of Windward Capital Partners achieve:

•	with respect to grants made under the 2001 Plan, a 10% or 15% compounded annual rate of return, as applicable, on their aggregate equity investment in us; or

•	with respect to grants made under the 1998 Plan, a 35% or 45% compounded annual rate of return, as applicable, on their aggregate equity investment in us.

      Transaction options granted under the 2001 and 1998 Plans, like the performance options, vest and become exercisable nine years from the date of grant (or any shorter period set forth in a stock option agreement), so long as the optionee remains continually employed by us.

      We do not anticipate that unvested performance options or transaction options will vest as a result of this offering.

      Generally, any portion of an option granted under the plans that is not vested and exercisable on the date of termination of employment automatically terminates on that date. In addition, generally any portion of an option granted under the plans that is vested and exercisable on the date of termination of employment automatically terminates within 180 or fewer days following termination (but no later than the date of the option’s expiration), with the exact option termination date depending on the reason for the termination.

      No options were granted under either the 2001 or 1998 Plan in 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Windward

      Mark C. Monaco and Peter S. Macdonald, two of our directors, are managing directors of Windward Capital Partners, L.P. and Windward Capital Management, LLC. Windward Capital Associates, L.P., Windward/ Badger FPC, L.L.C., Windward/ KECALP FPC, L.L.C., Windward/ Merban, L.P. and Windward Merchant, L.P., are affiliates of Windward Capital Partners and Windward Capital Management and collectively hold greater than 5% of our outstanding common stock.

Financial Advisory Services Agreement

      On January 23, 1998, we entered into a financial advisory services agreement under which Financial Pacific retained Windward Capital Partners to provide management and financial advisory services to us. These services include:

•	periodically reviewing our business, operations, financial condition and prospects;

•	assisting us in identifying and negotiating potential acquisitions;

•	assisting us in seeking out and negotiating potential financing sources; and

•	providing other financial advisory services as we may reasonably request.

      Windward Capital Partners receives an annual management fee of $150,000 plus reimbursement of reasonable expenses incurred in connection with its provision of services to us. We are required to indemnify Windward Capital Partners and its officers, directors, partners, employees and affiliates against all losses, including litigation-related expenses, which may arise out of Windward Capital Partners’ provision of services to us, subject to various exceptions.

      The agreement automatically renews annually, unless our board of directors or Windward Capital Partners gives written notice to the other party at least six months prior to the end of any one-year term. The agreement terminates automatically if, among other things, Windward Capital Partners and its affiliates own less than 25% of our outstanding common stock or our shareholders agreement dated January 23, 1998 is terminated in accordance with its terms. We expect that on completion of this offering, Windward Capital Partners and its affiliates will continue to own in excess of 25% of our common stock.

Consulting Agreement

      In September 2003, we entered into an agreement with no specified expiration with Windward Capital Management to provide consulting and advisory services to us in connection with a potential sale of Financial Pacific. The agreement provides that if we consummate a sale, we will pay Windward Capital Management a fee equal to 1% of the aggregate consideration to be paid in the sale and will reimburse Windward Capital Management for its reasonable costs and expenses incurred in connection with the sale. In addition, the agreement provides that we must indemnify Windward Capital Management and its affiliates and their respective officers, directors, employees, partners, agents and control persons against all losses, including litigation-related expenses, which may arise out of Windward Capital Management’s provision of services to us with respect to any sale, subject to various exceptions.

Registration Rights

      Windward Capital Partners and some of its affiliates are party to the shareholders agreement, under which they are entitled to, among other things, various registration rights. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2003, and after giving the effect to the sale of shares in this offering by us and the selling shareholders, by:

•	each person or entity known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	other selling shareholders.

      Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after December 31, 2003 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The table below assumes the reclassification of all of our existing classes of common stock into a single class of common stock, the exercise of all warrants and the redemption of our outstanding shares of preferred stock subject to mandatory redemption. Pursuant to these assumptions, for purposes of this table, we assume at December 31, 2003 that we had 6,710,720 shares of common stock outstanding, not including stock options.

      Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. This table assumes no exercise of the underwriters’ over-allotment options. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Financial Pacific Company, 3455 South 344th Way, Suite 300, Federal Way, WA 98001.

	Shares Beneficially Owned			Shares Beneficially
	Prior to the Offering			Owned After the Offering
			Number of
Name of Beneficial Owner	Number	Percentage(%)	Shares offered	Number	Percentage(%)

5% Shareholders:
Windward/ Badger FPC, L.L.C.(1)	3,005,207	44.7
1177 Avenue of the Americas, 42nd Floor New York, NY 10036
Windward/ KECALP FPC, L.L.C.(2)(3)	1,200,171	17.9
Windward/ Merchant, L.P.(2)(4)	1,055,718	15.7
Windward/ Merban, L.P.(2)(5)	520,594	7.8
Executive Officers and Directors:
Dale A. Winter(6)	47,748	*
Peter A. Davis(7)	13,625	*
Ted A. Brownrigg(8)	14,124	*
P. Lamar Malone(9)	14,408	*
Bruce C. Spencer(10)	13,478	*
James K. Hunt(11)	9,033	*
Edward J. Condon(12)	10,437	*
William W. Conley(13)	218,384	3.3
Robert E. Dubrish(14)	10,437	*
Peter S. Macdonald(15)	6,064,581	90.4
Mark C. Monaco(16)	6,064,581	90.4
All executive officers and directors as a group (11 persons)(17)	6,416,255	93.8
Other Selling Shareholders:
Windward Capital Associates, L.P.(2)(18)	282,891	4.2

*	Represents less than 1%.

(1)	Includes 253,957 shares of common stock and warrants exercisable into 2,751,250 shares of common stock.

(2)	All Windward-entity shareholders share the same address as Windward/ Badger FPC, L.L.C.

(3)	Includes 114,407 shares of common stock and warrants exercisable for 1,085,764 shares of common stock.

(4)	Includes 100,636 shares of common stock and warrants exercisable for 955,082 shares of common stock.

(5)	Includes 47,458 shares of common stock and warrants exercisable for 473,136 shares of common stock.

(6)	Includes 393 shares of common stock and 47,355 shares subject to options exercisable within 60 days of December 31, 2003.

(7)	Includes 51 shares of common stock and 13,574 shares subject to options exercisable within 60 days of December 31, 2003.

(8)	Includes 137 shares of common stock and 13,987 shares subject to options exercisable within 60 days of December 31, 2003.

(9)	Includes 157 shares of common stock and 14,251 shares subject to options exercisable within 60 days of December 31, 2003.

(10)	Includes 13,478 shares subject to options exercisable within 60 days of December 31, 2003.

(11)	Includes 9,033 shares subject to options exercisable within 60 days of December 31, 2003.

(12)	Includes 10,437 shares subject to options exercisable within 60 days of December 31, 2003.

(13)	Includes 20,999 shares of common stock and warrants exercisable for 197,385 shares of common stock.

(14)	Includes 10,437 shares subject to options exercisable within 60 days of December 31, 2003.

(15)	Mr. Macdonald is a Managing Director of Windward Capital Partners, and may be deemed to have voting and investment power with respect to shares held by Windward/ Badger FPC, L.L.C., Windward/ KECALP FPC, L.L.C., Windward/ Merchant, L.P., Windward/ Merban, L.P. and Windward Capital Associates, L.P., all of which are affiliates of Windward Capital Partners. Mr. Macdonald disclaims beneficial ownership of shares held by these entities, except to the extent of his pecuniary interest.

(16)	Mr. Monaco is a Managing Director of Windward Capital Partners, and may be deemed to have voting and investment power with respect to shares held by Windward/ Badger FPC, L.L.C., Windward/ KECALP FPC, L.L.C., Windward/ Merchant, L.P., Windward/ Merban, L.P. and Windward Capital Associates, L.P., all of which are affiliates of Windward Capital Partners. Mr. Monaco disclaims beneficial ownership of shares held by these entities, except to the extent of his pecuniary interest.

(17)	Includes 565,397 shares of common stock, warrants exercisable for 5,718,306 shares of common stock and 132,552 shares of common stock subject to options exercisable within 60 days of December 31, 2003.

(18)	Includes 27,202 shares of common stock and warrants exercisable for 255,689 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

      At the completion of this offering, our authorized capital stock will consist of                     million shares of common stock, no par value per share, and                      million shares of preferred stock, no par value per share. Financial Pacific Company is a Washington corporation and is subject to the Washington Business Corporation Act.

Common Stock

      Under our amended and restated articles of incorporation, we will have                      million shares of common stock authorized and                     million shares of common stock outstanding based on our outstanding shares as of December 31, 2003 and after giving effect to the offering. Holders of our common stock will be entitled to receive, as, when and if declared by the board of directors from time to time, dividends and other distributions in cash, stock or property from our assets or funds legally available subject to any dividend preferences that may be attributable to preferred stock that may be authorized and the limitations imposed by our financing arrangements.

      Holders of our common stock will be entitled to one vote for each share held of record on all matters on which shareholders may vote. There will be no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the assets available for distribution.

Preferred Stock

      Under our amended and restated articles of incorporation, we will have an aggregate of                     million shares of preferred stock authorized. As of the completion of the offering, no shares of preferred stock will be outstanding. Our board of directors, without shareholder approval, will be able to designate and issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire us, or could discourage or delay a third party from acquiring us.

Registration Rights

      We have in place a shareholders agreement pursuant to which we have granted registration rights to some holders of shares of our common stock. These registration rights are summarized below. The summary of these rights is not complete and is subject to reference to the shareholders agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

•	Demand Registration. At any time after the completion of this offering, (1) the selling shareholders and their specified affiliates have the right to demand registration, on up to four occasions, of all or a portion of their shares and (2) some other specified shareholders have the right to demand registration, on up to two occasions, of all or a portion of their shares, provided that the selling shareholders have exercised their demand registration rights at least once and so long as the proposed aggregate offering price of the securities registered is at least $10 million.

        These demand registration rights are subject to specified restrictions, including:

•	underwriter cutback rights in any underwritten offering;

•	a limitation on demand registrations to once every six months following our initial public offering; and

•	our right to postpone for up to 45 days the registration of shares pursuant to a shareholders’ demand in the event that our outside legal counsel determines that the demand registration would require us to disclose material information that we have a bona fide business purpose for preserving as confidential.

•	Piggyback Registration. At any time after the completion of this offering, if we register any shares of common stock for public sale, whether for our own account or pursuant to a demand registration described above, all shareholders party to the shareholders agreement will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in the registration statement.

      The registration rights described above will expire on the earlier of:

•	January 23, 2008;

•	a sale of all or substantially all of our assets or equity to a third party;

•	approval by the Windward entities and a majority of other specified shareholders; and

•	the Windward entities’ ceasing to own at least 5% of our common stock.

Anti-Takeover Provisions

Issuance of Preferred Stock

      As noted above, our board of directors, without shareholder approval, will have the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election and Removal of Directors

      Upon completion of this offering, our amended and restated articles of incorporation will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for three-year terms and one class being elected each year by our shareholders. In addition, our directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board.

Shareholder Meetings

      Upon completion of this offering, our amended and restated articles of incorporation will provide that our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote at the meeting. Otherwise, only our board of directors, chairman of the board or chief executive officer may call a special meeting of shareholders. This provision makes it more difficult for shareholders to take action if opposed by management or the board of directors.

Shareholder Action by Written Consent

      Under Washington law, any action that may be taken at a meeting of the shareholders of a publicly held Washington company may be taken without a meeting only if the action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes.

Requirements for Advance Notification of Shareholder Nominations and Proposals

      Upon completion of this offering, our bylaws will contain advance notice procedures with respect to shareholder proposals relating to appropriate business matters and the nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or one of its committees.

Washington Law

      Washington law imposes restrictions on certain transactions between a corporation and specified significant shareholders. The Washington Business Corporation Act generally prohibits a target corporation from engaging in specified significant business transactions with an acquiring person for a period of five years following the acquiring person becoming such a person, unless the significant business transaction or the acquisition of shares by which the relevant person or group became an acquiring person is approved by a majority of the members of the target corporation’s board of directors prior to the time that person or group became an acquiring person. An “acquiring person” is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The significant business transactions governed by this statute include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

      After the five-year period, a significant business transaction may occur if it complies with “fair price” provisions specified in the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

Directors and Officers Indemnification and Limitations on Liability

      Our articles of incorporation limit the liability of our directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Any repeal of or modification to our articles of incorporation may not adversely affect the rights to limitation of liability under our articles of incorporation of our directors or officers who were directors or officers at the time of the repeal or modification. Subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as one of our directors, except liability for:

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

      In addition, our bylaws provide that we will indemnify any individual who is made a party to a proceeding because of that individual’s position as a director or officer or, in certain circumstances, an employee of our company. We must also advance or reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding.

      We have also entered into indemnification agreements with our directors that contain provisions which are, in some respects, broader than the specific indemnification provisions contained in the Washington Business Corporation Act, our articles of incorporation and our bylaws. The indemnification agreements require us to indemnify directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from intentional misconduct, a knowing violation of law or a transaction from which the director derived personal benefit to which he was not entitled, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Furthermore, we maintain a liability insurance policy pursuant to which our directors and officers may be indemnified against liabilities they may incur for serving in their capacities as directors and officers of our company.

      We believe that these provisions and agreements are necessary to attract and retain qualified individuals as directors and officers.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                               .

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Consequently, future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

      Upon completion of the offering, we will have                     shares of common stock outstanding based on our outstanding shares as of December 31, 2003, assuming no exercise of the underwriters’ over-allotment option, no exercise of options and the exercise of all outstanding warrants for                     shares of common stock. Of these shares, the                     shares of common stock sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for shares purchased by any of our existing affiliates, as that term is defined in Rule 144 under the Securities Act which generally is thought to include officers, directors and 10% or greater shareholders. The remaining shares of common stock held by existing shareholders are restricted securities within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 as promulgated under the Securities Act, which are summarized below.

      Taking into account the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be eligible for sale in the public market, subject to volume and other restrictions, as follows:

•	restricted shares will be eligible for immediate sale on the effective date of the offering; and

•	restricted shares will be eligible for sale upon expiration of the lock-up agreements, which will occur 180 days after the date of this prospectus.

Lock-up Agreements

      Our directors and officers and substantially all of our shareholders and option holders have signed lock-up agreements with respect to shares of our common stock or any securities convertible into or exchangeable for our common stock until 180 days after the date of this prospectus. See “Underwriting” for a more detailed description of the lock-up agreements.

Rule 144 and 144(k)

      In general, under Rule 144 as currently in effect, and beginning after the expiration of any lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the total number of our then outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 are subject to manner of sale provisions, notice requirements and the availability of current public information about us.

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701 of the Securities Act, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, our directors and employees who purchase or receive shares from us under our stock option plans will be eligible to resell those shares:

•	in the case of any of directors and employees who are affiliates, subject to Rule 144 without compliance with its holding period; and

•	in the case of employees who are not affiliates, subject only to the manner of sale provisions of Rule 144.

Registration Rights

      As described above in “Description of Capital Stock — Registration Rights,” upon completion of the offering, the holders of                    shares of our common stock will be entitled to have their shares registered under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by our affiliates and any restrictions imposed by the lock-up agreements described above.

Stock Options

      We intend to file a registration statement under the Securities Act to register all shares of common stock issuable or reserved for issuance under our stock option plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Following this filing, shares registered under this registration statement will, subject to the lock-up agreements described above and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

UNDERWRITING

      We and the selling shareholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Piper Jaffray & Co. and SunTrust Capital Markets, Inc. are the representatives of the underwriters. We and the selling shareholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC
Piper Jaffray & Co.
SunTrust Capital Markets, Inc.

Total

      The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling shareholders.

      The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $          per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $          per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

      Over-Allotment Option. We and the selling shareholders have granted the underwriters an over-allotment option to buy up to                     and                     additional shares of our common stock, respectively, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and the selling shareholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We and the selling shareholders will pay the expenses associated with the exercise of this option.

      Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling shareholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

      We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                    .

Paid by the Selling
	Paid by Us		Shareholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$

Total	$	$	$	$

      Listing. We expect our common stock to be approved for quotation on the Nasdaq National Market under the symbol “FNPC.”

      Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

      These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

      In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

      The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

      IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among the representatives of the underwriters, the selling shareholders and us. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

      The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

      Qualified Independent Underwriter. We intend to pay down outstanding debt owing to an affiliate of Banc of America Securities LLC under our syndicated warehouse credit facility with any remaining net proceeds from this offering. Because the amount to be repaid to this affiliate of Banc of America Securities LLC is expected to exceed 10% of the total net proceeds from this offering (including net proceeds to the selling shareholders), Banc of America Securities LLC may be deemed to have a “conflict of interest” under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD.                     has acted as a qualified independent underwriter in pricing this offering and conducting due diligence.

      Lock-Up Agreements. We, our directors and executive officers, substantially all of our existing shareholders and substantially all of our option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Piper Jaffray & Co. for a period ending 180 days after the date of this prospectus. This consent may be given at any time without public notice. In addition, during this lock-up period, we have agreed not to file any registration statement for shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Piper Jaffray & Co.

      Indemnification. We and the selling shareholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling shareholders are unable to provide this indemnification, we and the selling shareholders may be required to contribute to payments the underwriters may be required to make in respect of certain liabilities.

      Online Offering. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      Conflicts/ Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services, including under certain of our financing arrangements, for us and our affiliates and the selling shareholders and their affiliates for which services they have received, and may in the future receive, customary fees. Specifically, certain affiliates of Banc of America Securities LLC are lenders under our syndicated warehouse credit facility and one of our CP conduit warehouse facilities. We expect to use a portion of the proceeds from this offering to pay down outstanding debt under our syndicated warehouse credit facility. See “Use of Proceeds.” In addition, the underwriters and their affiliates may own equity or equity-like securities of us or our affiliates or selling shareholders or their affiliates.

VALIDITY OF THE COMMON STOCK

      The validity of the shares of our common stock offered hereby will be passed upon for us by Perkins Coie LLP, Seattle, Washington, and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California. Sullivan & Cromwell LLP will rely on Perkins Coie LLP as to matters of Washington law.

EXPERTS

      The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in the method of accounting for stock-based compensation, discussed in note 2 to the consolidated financial statements; the change in accounting for financial instruments with characteristics of both liabilities and equity, discussed in note 9 to the consolidated financial statements; and the change in accounting for derivative instruments and hedging activities, discussed in note 8 to the consolidated financial statements), and have been so included in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 with respect to common stock in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and its exhibits and schedules. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. Contact the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly, will file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and will also be available on the SEC’s website referred to above.

FINANCIAL PACIFIC COMPANY

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Shareholders

Financial Pacific Company
Federal Way, Washington

      We have audited the accompanying consolidated balance sheets of Financial Pacific Company and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Financial Pacific Company and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and, retroactively, restated the 2002 and 2001 financial statements for the change. As discussed in Note 9 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as of July 1, 2003. As discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

April 9, 2004

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003

	2002	2003

	(dollars in thousands)
ASSETS
CASH	$402	$462
RESTRICTED CASH AND CASH EQUIVALENTS	7,450	12,103
NET INVESTMENT IN DIRECT FINANCING LEASES, less allowance for credit losses of $21,396 and $22,793	166,933	177,329
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	1,790	1,107
OTHER ASSETS	3,706	4,784

TOTAL	$180,281	$195,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Revolving and term debt	148,823	156,709
Subordinated debt, net of discount of $771 and $619	9,229	9,381
Accounts payable and accrued expenses	5,451	5,721
Lease security deposits	2,043	1,112
Shares subject to mandatory redemption (redemption amount of $8,664)		3,865
Deferred income taxes	2,097	3,753

Total liabilities	167,643	180,541
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)
Redeemable preferred stock	2,725
SHAREHOLDERS’ EQUITY:
Common stock, $1 par value	634	634
Additional paid-in capital	8,295	8,346
Retained earnings	984	6,264

Total shareholders’ equity	9,913	15,244

TOTAL	$180,281	$195,785

See notes to consolidated financial statements.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003

	(dollars in thousands, except
	per share data)
Interest and fee income	$40,693	$40,570	$42,949
Interest expense	10,152	7,687	7,526

Net interest and fee income	30,541	32,883	35,423
Provision for credit losses	13,999	14,821	13,029

Net interest and fee income after provision for credit losses	16,542	18,062	22,394
Other income	1,108	1,084	1,278

	17,650	19,146	23,672
Salaries and benefits	6,183	6,258	6,011
General and administrative	6,883	6,510	6,776
Financing related costs	15	1,101	360
Interest expense on shares subject to mandatory redemption			570

Total other expenses	13,081	13,869	13,717

Income before income taxes	4,569	5,277	9,955
Income taxes	1,746	2,004	4,105

Income before accounting change	2,823	3,273	5,850
CUMULATIVE EFFECT OF ACCOUNTING CHANGE — Net of income taxes of $173	(282)

NET INCOME	2,541	3,273	5,850
DEDUCT:
Preferred stock dividends	896	896	448
Accretion of preferred stock	153	193	122

INCOME AVAILABLE FOR COMMON SHAREHOLDERS	$1,492	$2,184	$5,280

BASIC EARNINGS PER COMMON SHARE	$2.35	$3.44	$8.33

DILUTED EARNINGS PER COMMON SHARE	$0.22	$0.33	$0.77

See notes to consolidated financial statements.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Common Stock		Additional	Retained	Total
			Paid-in	Earnings	Shareholders’
	Shares	Amount	Capital	(Deficit)	Equity

	(dollars and shares in thousands)
BALANCE — January 1, 2001, as originally reported	634	$634	$8,916	$(3,498)	$6,052
Adjustment for retroactive change in method of accounting for stock-based compensation (see Note 2)			399	(243)	156

BALANCE — January 1, 2001, as adjusted	634	634	9,315	(3,741)	6,208
Stock-based compensation expense			(37)		(37)
Accretion of preferred stock discount			(153)		(153)
Dividends on preferred stock			(896)		(896)
Net income				2,541	2,541

BALANCE — December 31, 2001	634	634	8,229	(1,200)	7,663
Stock-based compensation expense			66		66
Accretion of preferred stock discount				(193)	(193)
Dividends on preferred stock				(896)	(896)
Net income				3,273	3,273

BALANCE — December 31, 2002	634	634	8,295	984	9,913
Stock-based compensation expense			51		51
Accretion of preferred stock discount				(122)	(122)
Dividends on preferred stock				(448)	(448)
Net income				5,850	5,850

BALANCE — December 31, 2003	634	$634	$8,346	$6,264	$15,244

See notes to consolidated financial statements.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003

	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,541	$3,273	$5,850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	717	779	820
Amortization of debt discount and issuance costs	613	1,008	1,112
Interest expense on shares subject to mandatory redemption			570
Initial direct costs capitalized	(8,942)	(8,948)	(10,448)
Amortization of initial direct costs	7,325	7,762	8,180
Provision for credit losses	13,999	14,821	13,029
Gains on sales of leases	(76)
Stock-based compensation expense	(37)	66	51
Deferred income taxes	1,717	1,818	1,657
Cumulative effect of accounting change	282
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(1,376)	1,019	270
Other assets	764	(1,398)	(516)

Net cash provided by operating activities	17,527	20,200	20,575
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment for lease contracts	(77,608)	(85,176)	(98,380)
Monthly lease payments received	98,649	104,624	112,441
Less amounts included in income	(44,657)	(43,838)	(46,322)
Restricted cash — Servicing — net	(288)	(1,467)	(4,653)
Residual and termination receipts	9,629	9,872	11,104
Proceeds from sales of leases	1,025
Lease security deposits — net	(946)	(995)	(930)
Purchase of furniture, equipment, and leasehold improvements — net	(430)	(427)	(137)

Net cash used in investing activities	(14,626)	(17,407)	(26,877)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on notes to banks	242,848	328,188	321,276
Principal payments on notes to banks	(245,757)	(331,763)	(313,390)
Capitalized debt issuance costs	(749)	(258)	(1,524)
Proceeds from the sale of interest rate caps		20
Preferred stock issuance costs	(13)
Preferred stock redemption	(25)
Distributions from restricted cash — Escrow — net	605	216

Net cash provided by (used in) financing activities	(3,091)	(3,597)	6,362

NET INCREASE (DECREASE) IN CASH	(190)	(804)	60
CASH:
Beginning of year	1,396	1,206	402

End of year	$1,206	$402	$462

Supplemental disclosures of cash flow information:
Cash paid for interest	$10,586	$7,565	$7,592
Cash paid for income taxes	271	2,100	3,628

See notes to consolidated financial statements.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

1.     The Company

      Financial Pacific Company, through its wholly owned subsidiaries, Financial Pacific Leasing, LLC (“Leasing”), Financial Pacific Funding, LLC (“Funding”), Financial Pacific Funding II, LLC (“Funding II”) and Financial Pacific Funding III, LLC (“Funding III”) (collectively, the “Company”), is in the equipment leasing business, operating throughout the United States but with a concentration of business in the western United States (California 22%, Washington 6%, Texas 5% and Arizona 4%), and originating leases through its brokers, lessors and direct marketing programs. The Company leases a wide range of equipment, including vehicles (19%), restaurant (8%), auto repair and service (7%), beauty, barber and tanning (7%), construction and specialty trade (7%) and computer systems (7%), to businesses that typically have been in operation for more than two years. The leases, generally with terms up to five years, are on equipment with unit values ranging between $5,000 and $50,000, with an average value of $19,000.

      The consolidated financial statements include Financial Pacific Company and its wholly owned subsidiaries, Leasing, Funding, Funding II and Funding III. Funding, Funding II and Funding III are wholly owned, bankruptcy-remote subsidiaries of Leasing. All intercompany transactions have been eliminated in consolidation.

2.     Significant Accounting Policies

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the amounts reported in the financial statements and related notes. Actual results could differ from these estimates. Significant estimates include the provision for credit losses.

      Lease Financing and Revenue Recognition — The Company, at lease inception, records the minimum future lease payments receivable, estimated residual value of the leased equipment, and unearned lease income. Initial direct costs related to lease origination are deferred as part of the investment and amortized over the lease term using the effective interest method. Amortization of initial direct costs related to lease origination is charged against interest and fee income in the consolidated statements of operations. Unearned lease income is amortized over the related lease term using the effective interest method. Recognition of unearned lease income as revenue is suspended when a lease contract becomes 90 days delinquent.

      Residual values are established at the time equipment is leased based upon an estimate of the value of the leased equipment (generally less than 10% of equipment cost) when the Company expects to dispose of the equipment, typically at the termination of the lease. Lease security deposits are recorded as a liability for settlement at the end of the lease or in the event of delinquency.

      Nonperforming leases included in direct financing leases represent receivables and related accounts for leases for which payment is generally greater than 90 days past due.

      Allowance for Credit Losses — The Company records an allowance for credit losses on the balance sheet which, in the opinion of management, is adequate to absorb incurred probable estimated credit losses inherent in the portfolio. Management’s evaluation of the adequacy of the allowance is based on historical loss experience, assumptions of future losses, lease delinquency statistics, current economic conditions and other pertinent factors. The allowance is increased by the provision for credit losses, which is charged against current period income and decreased by charge-offs, net of recoveries. The Company’s policy is to charge off leases prior to their becoming 181 days delinquent, as they are generally uncollectible after that point in time.

      Repossessed Equipment — The Company may repossess leased equipment and other collateral when the lessee defaults on lease payments. At the time of repossession, the collateral is recorded at the lower of carrying value or fair value less estimated costs to sell. Repossessed equipment is included in other assets.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

      Derivative Financial Instruments — The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001. This statement requires that the fair value of all derivative financial instruments be recognized as either assets or liabilities on the balance sheet. Changes during a period in the fair value of a derivative instrument are included in earnings for the period. The Company records the fair value of these instruments on the balance sheet under the heading of other assets or accounts payable and accrued expenses, and changes in the fair value are recorded in financing related costs.

      Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated over the shorter of the lives of the related assets or the life of the lease, which ranges from three to 10 years. Expenditures for maintenance and repairs are charged to expense as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized.

      The Company reviews the carrying amount of its assets for impairment, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This review is performed whenever events or circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and their carrying value.

      Income Taxes — Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires the use of the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income. Based on historical taxable income and the Company’s projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

      Earnings Per Common Share — The Company computes basic EPS using income available to common shareholders divided by the weighted-average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive shares had been issued. The difference between the weighted-average basic and dilutive common shares outstanding results from the assumption that dilutive stock options and warrants were exercised. Dilution is computed by application of the treasury stock method. The treasury stock method assumes exercise of options and warrants at the beginning of the period or at issuance, if later, and common shares are assumed issued. Proceeds from the exercise are used to purchase common stock at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is included in the denominator. Under the treasury stock method, only potential common shares that are dilutive, such as those that reduce earnings per share or increase loss per share, are included. Exercise of options and warrants or conversion of convertible securities is not assumed if the result would be antidilutive, such as when a loss from continuing operations is reported.

      Stock-Based Compensation — At December 31, 2003, the Company had two stock-based employee compensation plans which are described more fully in Note 11. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”)

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for stock-based employee compensation. The Company adopted the fair value-based provisions of SFAS No. 123 under the retroactive restatement method allowed under SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Accordingly, all prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of Statement 123 been applied to all awards granted to employees after January 1, 1995.

      Restricted Cash and Cash Equivalents — The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. Restricted cash and cash equivalents consist primarily of payments collected by Leasing, as servicer for Funding and Funding II, from direct financing leases that are pledged as collateral to Funding’s and Funding II’s borrowings, and cash held by the trustee in a reserve account relating to the Company’s term securitization discussed in Note 7. These restricted cash and cash equivalents are disbursed monthly to (i) pay interest and fees on the credit lines, including a servicer fee to Leasing, (ii) fund additional financing leases, and (iii) repay advances, if required. Excess amounts, if any, are remitted to Leasing for general Company use and are included in cash.

      Transfers of Financial Assets — In connection with establishing its commercial paper conduit and term note facilities, the Company formed bankruptcy remote special purpose entities through which the financing is arranged. Under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the Company’s transfers of assets to those entities do not qualify for sales accounting treatment due to certain call provisions that the Company maintains. Accordingly, assets and related debt of the special purpose entities are included in the Company’s consolidated balance sheets. The Company’s leases and restricted cash are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. Collateral in excess of these borrowings represents the Company’s maximum loss exposure.

      Segment Information — The Company has determined that its operations consist of one reportable segment, as defined in SFAS No. 131. The Company’s chief operating decision maker does not review any financial information for the Company at a level below that segment.

      Recent Accounting Pronouncements — In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of this accounting pronouncement did not have a material effect on the Company’s consolidated financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46 (as revised in December 2003, by FASB Interpretation No. 46R). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46 will be applicable to the Company in 2004. The Company does not anticipate that adoption of this accounting pronouncement will have a material effect on its consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133, Derivative Instruments and Hedging Activities, as amended. This statement amends and clarifies financial accounting and reporting

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

for derivative financial instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Specifically, this statement: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative; (2) clarifies when a derivative contains a financing component; (3) amends the definition of an underlying to conform it to language used in FIN 45; and (4) amends certain other existing pronouncements. This statement is effective for hedging relationships designated after June 30, 2003 and for contracts entered into or modified after June 30, 2003, except for provisions relating to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 which should continue to be applied in accordance with their respective dates. The adoption of this accounting pronouncement did not have a material effect on the Company’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for accounting for financial instruments with characteristics of liabilities, equity or both. It requires the issuer to classify as a liability a mandatorily redeemable financial instrument that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur. In addition, it provides guidance on the accounting for costs incurred to issue a financial instrument that has liability or equity characteristics and on the accounting for repayments and conversions of convertible debt. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Prior to the adoption of this statement, the Company classified mandatorily redeemable preferred stock, described more fully in Note 9, as mezzanine equity under the provisions of the Emerging Issues Task Force (“EITF”) Topic No. D-98, Classification and Measurement of Redeemable Securities. Adoption of SFAS No. 150 on July 1, 2003, resulted in a reclassification of $3.3 million from mezzanine equity to liabilities to reflect the fair value of the Company’s mandatorily redeemable preferred stock as of July 1, 2003. Additionally, beginning July 1, 2003 the Company began to reflect interest and dividends related to the mandatorily redeemable preferred stock as “interest expense on shares subject to mandatory redemption” in the consolidated statement of income. In accordance with SFAS No. 150, prior periods were not restated for the effect of adoption. Prior to July 1, 2003, interest and dividends related to the mandatorily redeemable preferred stock were included below net income in the consolidated statements of income to arrive at income available for common shareholders.

      Reclassifications — Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Such reclassifications had no effect on previously reported results of operations.

3.     Investment in Direct Financing Leases

      Direct financing leases at December 31 consist of the following:

	2002	2003

	(dollars in
	thousands)
Minimum lease payments receivable	$239,552	$257,211
Estimated unguaranteed residual value	8,295	8,124
Initial direct costs, net of accumulated amortization	11,773	12,736
Unearned income	(71,291)	(77,949)

Net investment in direct financing leases	188,329	200,122
Allowance for credit losses	(21,396)	(22,793)

Net investment in direct financing leases, less allowance	$166,933	$177,329

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

      Scheduled minimum lease payments at December 31, 2003, are as follows (dollars in thousands):

2004	$106,129
2005	77,535
2006	45,612
2007	21,637
2008	6,291
Thereafter	7

$257,211

      The net investment in direct financing leases that were delinquent more than 90 days at December 31 is as follows (dollars in thousands):

2001	$4,521
2002	4,062
2003	3,323

      Transactions in the allowance for credit losses are summarized as follows:

	2001	2002	2003

	(dollars in thousands)
Balance — beginning of year	$20,127	$18,853	$21,396
Charge-offs	(18,208)	(14,987)	(13,631)
Recoveries	2,935	2,708	1,999

Net charge-offs	(15,273)	(12,278)	(11,632)
Provision for credit losses	13,999	14,821	13,029

Balance — end of year	$18,853	$21,396	$22,793

4. Furniture, Equipment, and Leasehold Improvements

      Furniture, equipment, and leasehold improvements at December 31 are as follows:

	2002	2003

	(dollars in
	thousands)
Furniture and equipment	$4,812	$3,979
Leasehold improvements	389	391

	5,201	4,370
Accumulated depreciation and amortization	(3,411)	(3,263)

	$1,790	$1,107

5. Commitments

      Commitments — In August 1999, the Company entered into a 10-year lease commitment for office space. The lease contains two five-year renewal options. The Company has a commitment on the space it vacated in August 1999, which expires in August 2004. The Company has entered into various subleases for

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

certain committed space, the terms of which run through the end of the Company’s lease terms at the respective facilities.

      Rent expense is as follows for the years ended December 31:

	2001	2002	2003

	(dollars in thousands)
Rental commitments	$1,098	$1,261	$1,283
Less sublease rental income	(290)	(394)	(661)

	$808	$867	$622

      Rental commitments and minimum sublease rentals to be received as of December 31, 2003 are as follows:

	Rental	Sublease
December 31	Commitments	Rentals

	(dollars in thousands)
2004	$886	$465
2005	733	325
2006	733	329
2007	733	333
2008	733	337
Thereafter	458	227

	$4,276	$2,016

6. Legal Proceedings and Contingencies

      Legal Proceedings — On February 15, 2001, IFC Credit Corporation (“IFC”) filed a lawsuit against the Company in the Circuit Court of Cook County, Illinois. The lawsuit relates to a transaction in which the Company sold certain equipment leases to IFC in May and July of 2000. IFC alleged misrepresentations constituting breach of the Purchase and Sale Agreement (“the Agreement”) executed in connection with the sale of the leases, identifying 25 separate leases for which IFC contended it is entitled to reimbursement. In April 2001, the Company filed a counterclaim seeking an accounting and payment with respect to funds held in a holdback account provided for in the Agreement. On March 14, 2002, IFC amended its complaint to include an additional 10 leases. In November 2003, the case proceeded to bench trial and a ruling is scheduled for April 22, 2004. IFC seeks reimbursement for the named leases including interest and attorney fees. The Company has estimated the maximum possible judgment to be approximately $1.1 million. The Company’s management believes that the ultimate outcome will not have a material impact on the Company’s operating results, financial condition or liquidity.

      Contingencies — Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from those claims, if any, will not have a material adverse effect on the financial position and results of operations of the Company.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

7. Revolving, Term, and Subordinated Debt

      Revolving, term, and subordinated debt at December 31 are as follows:

	2002	2003

	(dollars in
	thousands)
Short-term revolving debt	$5,308	$19,100
Term debt	143,515	137,609

Total revolving, short-term and term debt	$148,823	$156,709

Subordinated debt	$10,000	$10,000
Unamortized discount on subordinated debt	(771)	(619)

Total subordinated debt	$9,229	$9,381

      Syndicated Warehouse Credit Facility — Leasing has a syndicated credit agreement with two banks, with approved credit totaling $50.0 million at December 31, 2003. The facility matures May 30, 2005, and may be extended at the lenders’ option. The facility provides for borrowings on a short-term revolving basis. The outstanding balances, which are included in the table above, under this credit facility at December 31 are as follows:

	2002	2003

	(dollars in
	thousands)
Short-term revolving debt	$5,308	$19,100
Term debt	910

Total revolving and term debt	$6,218	$19,100

      The outstanding balance borrowed under short-term revolving debt will become due when the credit facility expires unless the line is renewed.

      The Company, at its option, may borrow on a revolving basis at fixed interest rates based on the Eurodollar rate for up to 90 days or at variable rates based on the higher of the federal funds rate plus 0.5% and the prime interest rate. The weighted-average interest rates on short-term revolving borrowings were 3.64% and 2.95% at December 31, 2002 and 2003, respectively. The weighted-average interest rate on term borrowings was 6.16% and 6.15% at December 31, 2002 and 2003, respectively.

      The syndicated warehouse credit facility contains covenants that, among other things, limit new indebtedness, and include minimum net worth, debt to equity, capital expenditure, and portfolio performance requirements. The Company was in compliance with these covenants as of December 31, 2003.

      Commercial Paper Conduit Warehouse Facilities — Funding has a commercial paper, or CP, conduit warehouse facility that extends through October 25, 2004, under a Warehouse Loan and Security Agreement, which provides $125.0 million of credit. The agreement may be renewed at the lender’s option for additional one-year periods. If the agreement is not renewed, repayment will continue to be made monthly over the term of lease contracts pledged. The outstanding balance under this agreement, which is included above, was $101.1 million and $79.4 million at December 31, 2002 and 2003, respectively. The interest rate floats monthly and is based on the lender’s commercial paper rate (approximately 1.13% at December 31, 2003). At December 31, 2003, Funding had total assets of $87.3 million and total liabilities of $80.9 million, which are

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

included in the consolidated financial statements of the Company. Management intends to seek renewal of this facility.

      Funding II entered into a warehouse and security agreement on December 14, 2001, which provided $50.0 million of credit for Funding II. On July 14, 2003, Funding II assigned its interest and obligations in the agreement to Funding III. The agreement, which extends through December 11, 2004, may be renewed at the lender’s option for additional one-year periods. The facility requires repayment in full upon termination. No leases may remain pledged to this facility for a period greater than 15 months. The interest rate floats monthly and is based on the London InterBank Offered Rate (“LIBOR”) plus a 175 basis point margin. In addition to the interest costs, the lenders and other parties to the transaction charge the Company certain fees, and the Company amortizes the costs associated with renewing and maintaining the line. The fees and the amortization of costs are charged to interest expense. Leasing currently acts as servicer of the transferred leases. Leasing’s term as servicer is subject to renewal by the lender on a quarterly basis. Failure of the lender to renew Leasing’s term as servicer would constitute an event of default under this facility, which in turn would cause cross defaults under the Company’s other financing arrangements. The outstanding balance under this agreement, which is included above, was $41.5 million and $0 at December 31, 2002 and 2003, respectively. At December 31, 2003, Funding III had total assets of $17,637 and total liabilities of $55,166, which are included in the consolidated financial statements of the Company. Management intends to seek renewal of this facility for an additional one-year period.

      Series 2003-A Term Securitization — On July 14, 2003, Funding II securitized the leases previously pledged as collateral under the warehouse and security agreement as described above by issuing $70.0 million in receivables-backed notes (“the Notes”) that mature in October 2009. The Notes are credit enhanced through a third party financial guarantee insurance policy. The Notes bear interest at a fixed rate of 2.29% and repayment is made monthly over the term of the leases pledged. Leasing currently acts as servicer of the pledged leases. Leasing’s term as servicer is subject to renewal by the third-party financial guarantor on a quarterly basis. Failure of the third-party guarantor to renew Leasing’s term as servicer would constitute an event of default under the term-note securitization, which in turn would cause cross defaults under the Company’s financing facilities. The outstanding balance under this agreement, which is included above, was $58.2 million at December 31, 2003. At December 31, 2003, Funding II had total assets of $66.6 million and total liabilities of $59.6 million, which are included in the consolidated financial statements of the Company.

      Borrowings on the CP conduit warehouse facilities and securitization agreement are collateralized by direct financing leases, which Funding, Funding II, and Funding III purchase from Leasing. Leasing retains servicing of the leases sold to those entities. In accordance with SFAS No. 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities, Funding, Funding II, and Funding III are consolidated with the Company; however, the assets of Funding, Funding II, and Funding III are not available to satisfy obligations of Leasing or Financial Pacific Company, nor are the liabilities of Funding, Funding II and Funding III obligations of Leasing or Financial Pacific Company. The agreements contain various financial covenants which, among other things, include minimum tangible net worth, interest coverage ratios, minimum debt to tangible net worth, and other income and debt level requirements. The Company was in compliance with these covenants as of December 31, 2003.

      All of the Company’s assets are pledged as collateral to the credit facilities.

      Subordinated Debt — In January 1998, the Company issued $10.0 million in subordinated notes, which is included above, at an effective interest rate of 15.7%. The subordinated notes require semiannual interest payments through January 2008, when the notes mature. Included in other assets at December 31, 2002 and 2003, was $216,381 and $173,814, respectively, in deferred debt issuance costs; the Company recorded interest expense of $42,567 in each of 2001, 2002 and 2003, relating to the amortization of those costs. The Company will be required to prepay all or a portion of the notes if certain events occur, including, among

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

others, (a) the completion of a public stock offering with net proceeds exceeding $10.0 million, or (b) a change in control of the Company. Principal repayments of $468,750 and $31,250 are due in 2006 and 2007, respectively, with the balance due at maturity.

      Principal maturities at December 31, 2003, of revolving, term, and subordinated debt were as follows (dollars in thousands):

2004	$74,167
2005	43,789
2006	27,127
2007	11,436
2008	9,552
Thereafter	19

$166,090

8. Derivative Instruments and Hedging Activities

      The Company enters into interest rate cap and swap agreements to reduce its exposure to market interest rate risk resulting from increases in interest rates on borrowings. The Company recognized expense of $14,542, $1,100,523 and $359,860 during 2001, 2002 and 2003, respectively, for the fair value adjustment. The adjustment is shown in the statements of income as financing related costs.

      Prior to the adoption of SFAS No. 133 at January 1, 2001, the Company amortized the cost of the interest rate caps over the term of the related transaction. On January 1, 2001, the Company recorded a cumulative change of accounting principle adjustment to record the outstanding derivative instruments at their fair value, which resulted in a loss of $281,964, net of tax of $172,818.

      The weighted-average strike price of all interest rate cap agreements at December 31, 2003 was 6.67% with a notional amount of $80.0 million, a fair value of $26,376 (included in other assets in the accompanying consolidated balance sheet) and maturities ranging from January 15, 2005 to June 15, 2009.

      At December 31, 2003, the notional amount and fair value of the Company’s amortizing interest rate swap contract, maturing February 7, 2007, was $7.6 million and $(77,276) (included in accounts payable and accrued expenses in the accompanying consolidated balance sheet), respectively, with a fixed interest rate due of 3.21% and a variable interest rate receivable of 1.16%.

      Interest rate swap and cap agreements contain credit risk to the extent the counterparties may be unable to meet the terms of the agreements. The Company minimizes such risk by limiting its counterparties to major financial institutions. The Company does not expect to realize any material losses as a result of defaults by these counterparties.

9. Shares Subject to Mandatory Redemption

      On December 27, 2000, the Company issued 6,000 nonvoting shares of mandatorily redeemable preferred stock along with warrants to purchase shares of the Company’s Class E and Class F common stock (Note 13). Each share was sold for $1,000 and accrues dividends on an annual basis commencing January 1, 2001 at 15% per annum on the original selling price. Dividends are cumulative. The mandatorily redeemable preferred stock shall be redeemed on December 31, 2010, or earlier under certain circumstances, including, among others, an initial public offering, change in control, liquidation, dissolution, or winding up of the Company, for an amount equal to the original selling price plus cumulative dividends. Each holder of

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

mandatorily redeemable preferred stock, in the event of liquidation of the Company, shall be entitled to be paid before any distribution or payment is made with respect to any other securities of the Company. In May 2001, the Company redeemed 25 shares of mandatorily redeemable preferred stock at $1,000 per share. At December 31, 2003, there were 5,975 shares outstanding. Redemption of all outstanding shares at December 31, 2003 for the original selling price of $1,000 per share plus $2.7 million in accumulated dividends and interest would have resulted in total payment of $8.7 million.

      Upon issuance of the mandatorily redeemable preferred stock, the Company allocated $586,264 in proceeds received, net of issuance costs, to the mandatorily redeemable preferred stock based on its fair value, with the remainder of the proceeds allocated to the warrants to purchase Class E and Class F common stock (Note 13). The difference between the amount allocated to the mandatorily redeemable preferred stock and the original redemption amount of $6.0 million, net of issuance costs, is considered a discount and is being accreted over the redemption period of 10 years using the effective interest method. The Company accreted $121,866 and $193,235 in January through June 2003 and the year ended December 31, 2002, respectively, and recorded dividends of $448,125 and $896,250 in January through June 2003 and the year ended December 31, 2002, respectively. In July 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Prior to adoption of SFAS No. 150, the Company classified mandatorily redeemable preferred stock as mezzanine equity under the provisions of EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, and dividends and accretion were deducted from net income available for common shareholders. Upon adoption of SFAS No. 150, the Company reclassified $3.3 million from mezzanine equity to liabilities. In addition, SFAS No. 150 requires dividends and accretion to be recognized as interest expense. The Company recorded interest expense of $569,991 in 2003. This expense is classified as “interest expense on shares subject to mandatory redemption” in the consolidated statements of income.

10. Income Taxes

      The components of income tax expense are as follows for the years ended December 31:

	2001		2002	2003

	(dollars in thousands)
Current:
Federal	$		$14	$1,644
State and local		29	172	804

		29	186	2,448
Deferred:
Federal		1,576	1,727	1,485
State and local		141	91	172

		1,717	1,818	1,657

		$1,746	$2,004	$4,105

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

      A reconciliation of the effective income tax rate with the statutory tax rate for the years ended December 31 is as follows:

	2001		2002		2003

	Amount	Percent	Amount	Percent	Amount	Percent

	(dollars in thousands)
Income tax provision at statutory rate	$1,554	34.0%	$1,794	34.0%	$3,385	34.0%
State income tax, net of federal tax benefit	171	3.7	205	3.9	493	4.9
Interest expense on shares subject to redemption					222	2.2
Other	21	0.4	5	0.1	5	0.1

	$1,746	38.1%	$2,004	38.0%	$4,105	41.2%

      Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts as measured by tax laws and regulations. The following table shows the nature and components of the Company’s deferred tax assets and liabilities at December 31:

	2002	2003

	(dollars in thousands)
Deferred tax assets:
Allowance for credit losses	$7,917	$8,889
State net operating loss carryforwards	98	48
Alternative minimum tax credit carryforward	404
Accrued expenses	70	70
Stock-based compensation	158	188

Total deferred tax assets	8,647	9,195
Deferred tax liabilities:
Rental versus sales income	10,575	12,948
Other	169

Total deferred tax liabilities	10,744	12,948

Net deferred tax liabilities	$2,097	$3,753

      As of December 31, 2003, the Company had state net operating loss (NOLs) carryforwards of approximately $479,500. Management believes the state NOLs, which expire between 2008 and 2018, will be fully utilized.

11. Employee Benefit and Stock-Based Compensation Plans

      Employee 401(k) Savings Plan — The Company sponsors a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. The plan covers all employees meeting age and length of service requirements. Under the provisions of the plan, employees may contribute up to the maximum allowable per IRS guidelines, and the Company will make a matching contribution of 50% of the employee’s contribution percentage up to a maximum of 6% of the employee’s eligible compensation. The plan also

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

permits the Company to make a discretionary profit sharing match. Company matching contributions and expense were $68,177, $79,600, and $84,300 in 2001, 2002, and 2003, respectively.

      Stock Option Plans — The Company has two stock option plans, the 2001 Stock Option Plan and the 1998 Stock Option Plan. The 1998 Stock Option Plan was suspended in 2001 with 32,990 options issued. No new options may be granted under this plan and 29,590 options remain outstanding at December 31, 2003. Under the 2001 Stock Option Plan, options for the purchase of 678,000 shares of Class A common stock may be granted to selected employees and directors. The Board of Directors grants options and determines the exercise price at the time the options are granted. Options expire no later than 10 years from the date of grant. A portion of the options vest annually if certain performance targets are met, while the remainder vest upon a change in control if the Windward Group (majority shareholders) achieves specified rates of return on its equity investment in the Company. Without regard to other vesting criteria, all options granted automatically vest nine years from the grant date. At December 31, 2003, options for common shares available for future grant totaled 157,800.

      The Company recognizes compensation expense based on the fair value at the grant date of awards consistent with SFAS No. 123, Accounting for Stock-Based Compensation. Fair values were estimated using the Black-Scholes option-pricing model. No new options were granted in 2003. Key assumptions used to apply this pricing model for options granted in 2001 and 2002 were: no dividend yield, no expected volatility, risk-free interest rate of 5.4% and 4.1% for 2001 and 2002, respectively, and an expected term of 10 years. In accordance with SFAS No. 123, the Company recognized stock-based compensation expense of $(37,122), $66,186 and $51,250 in 2001, 2002 and 2003, respectively.

      A summary of activity and pricing information for the stock option plans is as follows:

	Total	Weighted Average
	Shares	Exercise Price

Outstanding — January 1, 2001	54,690	$43.70
Granted	514,900	1.00
Cancelled	(69,100)	41.67

Outstanding — December 31, 2001	500,490	33.24
Granted	68,500	1.00
Cancelled	(8,000)	38.80

Outstanding — December 31, 2002	560,990	31.92
Cancelled	(11,200)	40.04

Outstanding — December 31, 2003	549,790	$31.45

Exercisable Options —
December 31, 2001	61,483	$30.67

December 31, 2002	129,493	$22.37

December 31, 2003	194,858	$17.00

      All options granted during 2001 and 2002 were granted with exercise prices exceeding the fair value of the underlying common stock. No options were granted during 2003. The weighted average fair value of options granted during 2001 and 2002 was $0.00 and $0.07, respectively.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

      Additional information regarding options outstanding as of December 31, 2003 is as follows:

		Weighted
		Average
		Remaining
Exercise	Options	Contractual	Options
price ($)	Outstanding	Life (yrs.)	Exercisable

$1.00	520,200	7.44	192,221
43.70	29,590	4.44	2,637

	549,790		194,858

12. Earnings Per Share

      Computation of basic and diluted earnings per common share is as follows:

	2001	2002	2003

	(dollars in thousands
	except per share data)
Net income	$2,541	$3,273	$5,850
Less preferred stock dividends accruable	(896)	(896)	(448)
Less accretion of preferred stock	(153)	(193)	(122)

Net income available to common outstanding and dilutive shares	$1,492	$2,184	$5,280

Weighted-average number of common shares outstanding	634	634	634
Dilutive effect of stock options		3	169
Dilutive effect of warrants	6,038	6,036	6,058

Weighted-average number of diluted common shares outstanding	6,672	6,673	6,861

Basic earnings per common share	$2.35	$3.44	$8.33
Diluted earnings per common share	0.22	0.33	0.77

13. Share Capital

      A summary of the shares authorized, issued, and outstanding at December 31, 2001, 2002 and 2003 is as follows (shares in thousands):

	Authorized	Outstanding

Common stock:
Class A	7,000	486
Class B	200	115
Class C	132	17
Class D	132	17
Class E	550
Class F	6,000

Total common stock	14,014	634

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

      The rights of each class of common stock are as follows:

•	Class A: Each share entitles the holder to one vote.

•	Class B: Each share entitles the holder to one vote. These shares may be converted into shares of Class A stock at the option of the holder on a one-for-one basis, and, under certain circumstances, may be converted into shares of Class C stock on a one-for-one basis.

•	Class C: Generally these shares have no voting privileges. These shares may be converted into shares of Class A stock on a one-for-one basis upon a registered public offering of the Company’s common stock or upon other changes in ownership that could change the relative voting power of a person or group of persons.

•	Class D: Each share entitles the holder to two votes. These shares automatically convert into shares of Class A or Class B stock upon the conversion of Class C shares on a one-for-one basis.

•	Class E: Generally holders have no voting privileges. These shares may be converted into shares of Class A stock under certain conditions on a one-for-one basis.

•	Class F: Each share entitles the holder to one vote and may be converted into shares of Class A stock at the option of the Company, on a one-for-one basis, following the redemption of all of the outstanding shares of the mandatorily redeemable preferred stock.

      The holders of common stock share equally in dividends based on the number of shares held, without distinction by class.

      Warrants—On December 5, 1997, the Company sold warrants entitling the holders to purchase 32,515 and 2,168 shares of Class A and Class E common stock, respectively. The warrants were sold for $43.70 each, and are exercisable within 10 years from the date of issuance at an exercise price of $1.00 per share. No warrants have been exercised as of December 31, 2003.

      In connection with the issuance of mandatorily redeemable preferred stock, the Company issued warrants entitling the holders to purchase shares of Class E and Class F common stock at an exercise price of $.001 per share. The holder may exercise these warrants at any time after the date of issuance but not later than December 26, 2010. At December 31, 2003, warrants were outstanding entitling the holders to purchase 470,969 and 5.6 million shares of Class E and Class F common stock, respectively.

      No shares of mandatorily redeemable preferred stock may be sold or transferred by the holder unless a pro rata share of warrants issued in conjunction with the mandatorily redeemable preferred stock or the shares of capital stock of the Company for which such warrants have been exercised, if any, are also transferred.

      Upon issuance of the warrants issued in connection with the issuance of the mandatorily redeemable preferred stock, the Company allocated $5.3 million in proceeds received, net of issuance costs, to the warrants based on their fair value.

14. Restriction on Transfer and Sale of Common Stock

      The Company has entered into a shareholders agreement with its common shareholders that restricts the transfer of its common stock. If a shareholder receives a written bona fide offer from a third party to purchase shares, the shareholder may not transfer any or all of his or her shares without giving the Company and the existing shareholders the exclusive option to purchase the shares at the price and terms offered by the third party. If the shares are not purchased by the Company or other existing shareholders, then the shareholder may sell its shares to the third party at the same terms and conditions that were offered to the existing shareholders.

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

15. Fair Value of Financial Instruments

      The carrying amount and estimated fair value of the Company’s financial instruments, including derivative financial instruments, is summarized as of December 31 as follows:

	2002		2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(dollars in thousands)
Assets:
Cash and restricted cash and cash equivalents	$7,852	$7,852	$12,565	$12,565
Interest rate caps	21	21	26	26
Liabilities:
Accounts payable and accrued expenses	4,488	4,488	5,644	5,644
Interest rate swaps	963	963	77	77
Subordinated debt	9,229	9,229	9,381	9,381
Short-term revolving debt	5,308	5,308	19,100	19,100
Term debt	143,515	138,135	137,609	137,609

      The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

      Cash and Restricted Cash and Cash Equivalents — Due to the short-term maturity of these instruments, the carrying amount approximates the fair value.

      Interest Rate Caps and Swaps — The fair value of the interest rate cap agreements is estimated based on a quote from a market maker and represents the estimated amount the Company would expect to receive, if an asset, or pay, if a liability, to terminate the agreements.

      Accounts Payable and Accrued Expenses — The financial instruments in this classification are generally outstanding for less than 90 days. As such, the carrying amount of these items approximates their fair value.

      Subordinated Debt — The Company determines the fair value of its subordinated debt based on its estimate of market prices for the same or similar issues available to the Company.

      Short-Term Revolving Debt — The carrying value of revolving credit borrowing approximates the fair value as the interest rates are based on floating market rates.

      Term Debt — The fair value of term debt is estimated based on quoted market prices for the same or similar issues available to the Company.

16. Related Party Transactions

      Two members of the Company’s Board of Directors are managing directors of Windward Capital Partners, L.P. and Windward Capital Management, LLC (collectively, “Windward”). Windward is affiliated with other entities that collectively hold 86% of the Company’s outstanding common stock. The Company has entered into two agreements with Windward: a Financial Advisory Services Agreement and a Consulting Agreement.

      The Financial Advisory Services Agreement, entered into in January 1998, requires the Company to pay to Windward an annual management fee of $150,000, plus reimbursement for reasonable expenses, which have not been significant, incurred in connection with Windward’s provision of services. This agreement

FINANCIAL PACIFIC COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 — (Continued)

indemnifies Windward and its officers, directors, partners, employees and affiliates against all losses, including litigation-related expenses, which may arise out of Windward’s provision of services to the Company, subject to various exceptions. The Consulting Agreement, entered into in September 2003, provides that if the Company consummates a sale of the Company, it will pay Windward a fee equal to 1% of the aggregate consideration and will reimburse Windward for its reasonable costs and expenses incurred in connection with the sale. In addition, this agreement provides that the Company must indemnify Windward and its affiliates and their respective officers, directors, employees, partners, agents and control persons against all losses, including litigation-related expenses, which may arise out of Windward’s provision of services to the Company with respect to any sale, subject to various exceptions.

                       Shares

Financial Pacific Company

Common Stock

Prospectus

                    , 2004

Banc of America Securities LLC

Piper Jaffray

SunTrust Robinson Humphrey

         Until                     , 2004, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The expenses (other than the underwriting discount) payable in connection with this offering are as follows:

Securities and Exchange Commission registration fee		$10,200
NASD filing fee		8,550
Nasdaq National Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Premium paid on policy that indemnifies directors and officers against liabilities in this offering		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

     All expenses are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Item 14.     Indemnification of Directors and Officers

      Sections 23B.08.500 through 23.B.08.600 of the Washington Business Corporation Act, or the WBCA, authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act. Section                     of the registrant’s Amended and Restated Bylaws (Exhibit 3.2 hereto) provides for indemnification of the registrant’s directors, officers and, in certain instances, employees.

      Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article                     of the registrant’s Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) and Section           of the registrant’s Amended and Restated Bylaws (Exhibit 3.2 hereto) contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the registrant and its shareholders. In addition, the registrant has entered into indemnification agreements with its directors which in some respects, are broader than specific indemnification provisions contained in the WBCA, the registrant’s Articles of Incorporation or its Bylaws. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy maintained by the registrant for such purpose.

      The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the prospectus included in this registration statement.

Item 15.     Recent Sales of Unregistered Securities

      In the preceding three years, the registrant has issued the following securities that were not registered under the Securities Act:

      From                     , 2001 through                     , 2004, we granted stock options to purchase                    shares of common stock, with an exercise price of $1.00 per share, under our 2001 Stock Option Plan. Of these, options for                    shares have been canceled without being exercised, options for                    shares have been exercised and options for                    shares remain outstanding. On                     , 2004, our compensation committee and board of directors approved the grant of options to purchase a total of                    shares to certain of our directors, executive officers and other employees under our 2004 Equity Incentive Plan at an exercise price equal to the initial public offering price per share in this offering. For a more detailed description of our 2004 Equity Incentive Plan, see “Management — Benefit Plans — 2004 Equity Incentive Plan.” In granting the options and selling the underlying securities upon exercise of the options, we are relying upon exemption from registration set forth in Section 4(2) of the Securities Act and/or Rule 701 or Regulation D promulgated thereunder.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Articles of Incorporation of the Registrant.
3	.2*	Amended and Restated Bylaws of the Registrant.
4.1		Shareholders Agreement, dated as of January 23, 1998, among the Registrant, Windward Capital Associates, L.P., Windward/ Badger FPC, LLC, Windward/ Merchant, L.P., Windward/ Merban, L.P. and certain of the Registrant’s shareholders.
5	.1*	Opinion of Perkins Coie LLP.
10.1		1998 Stock Option Plan of the Registrant, as amended.
10.2		2001 Stock Option Plan of the Registrant, as amended.
10	.3*	2004 Equity Incentive Plan of the Registrant.
10.4		Lease Agreement, dated as of July 20, 1998, between Quadrant Corporation and the Registrant, as amended.
10.5		Lease Agreement, dated as of September 1, 1994, between the McC Partnership and the Registrant, as amended.
10.6		Nondisclosure and Noncompetition Agreement, dated as of June 1, 2003, between Dale A. Winter and the Registrant.
10.7		Financial Advisory Services Agreement, dated January 23, 1998, between Windward Capital Partners, L.P. and the Registrant.
10.8		Letter Agreement, dated September 3, 2003, between Windward Capital Management, LLC and the Registrant.
10.9		Subordinated Note Agreement, dated as of January 23, 1998, among the Registrant, Financial Pacific Leasing LLC, Windward/ Merban L.P. and Northwestern Mutual Life Insurance Co.
10.10		Warehouse Loan and Security Agreement, dated as of December 30, 1998, among Financial Pacific Leasing, LLC, the Registrant, Financial Pacific Funding, LLC, Wells Fargo Bank Minnesota (as successor to Norwest Bank Minnesota, National Association), Receivables Capital Corporation, the Financial Institutions from time to time party thereto and Bank of America, N.A. (as successor to Bank of America National Trust and Savings Association) (the “Warehouse Loan and Security Agreement”).
10.11		First Amendment, dated as of December 22, 1999, to the Warehouse Loan and Security Agreement.

Exhibit
Number		Description

10.12		Second Amendment, dated as of December 22, 1999, to the Warehouse Loan and Security Agreement.
10.13		Third Amendment, dated as of October 30, 2000, to the Warehouse Loan and Security Agreement.
10.14		Fourth Amendment, dated as of December 15, 2000, to the Warehouse Loan and Security Agreement.
10.15		Fifth Amendment, dated as of October 26, 2001, to the Warehouse Loan and Security Agreement.
10.16		Sixth Amendment, dated as of October 25, 2002, to the Warehouse Loan and Security Agreement.
10.17		Seventh Amendment, dated as of May 30, 2003, to the Warehouse Loan and Security Agreement.
10.18		Eighth Amendment, dated as of October 24, 2003, to the Warehouse Loan and Security Agreement.
10.19		Insurance and Indemnity Agreement, dated as of February 1, 1999, among Financial Pacific Funding, LLC, Norwest Bank Minnesota, National Association, Receivables Capital Corporation, the Financial Institutions from time to time party thereto and Bank of America, N.A. (as successor to Bank of America National Trust and Savings Association) (the “Insurance and Indemnity Agreement”).
10.20		Amendment No. 1, dated as of December 22, 1999, to the Insurance and Indemnity Agreement.
10.21		Credit Agreement, dated as of November 30, 2001, among Financial Pacific Leasing, LLC, Bank of America, N.A. and U.S. Bank National Association (the “Credit Agreement”).
10.22		Amendment Number One, dated as of September 23, 2002, to the Credit Agreement.
10.23		Amendment Number Two, dated as of May 30, 2003, to the Credit Agreement.
10.24		Amendment Number Three, dated as of June 11, 2003, to the Credit Agreement.
10.25		Warehouse and Security Agreement, dated as of December 14, 2001, among Financial Pacific Funding II, LLC, Financial Pacific Leasing, LLC, the Registrant, Wells Fargo Bank Minnesota, National Association and Westside Funding Corporation.
10.26		Servicing Agreement, dated as of December 14, 2001, among Financial Pacific Leasing, LLC, Financial Pacific Funding II, LLC, Wells Fargo Bank Minnesota, National Association and Westside Funding Corporation.
10.27		Indenture, dated as of July 14, 2003, among Financial Pacific Funding II, LLC, Financial Pacific Leasing, LLC and Wells Fargo Bank Minnesota, National Association, as amended.
10.28		Insurance and Indemnity Agreement, dated as of July 14, 2003, among Financial Security Assurance, Inc., Financial Pacific Leasing, LLC, and Financial Pacific Funding II, LLC (the “2003 Insurance and Indemnity Agreement”).
10.29		Amendment No. 1, dated as of March 3, 2004, to the 2003 Insurance and Indemnity Agreement.
10.30		Servicing Agreement, dated as of July 14, 2003, among Financial Pacific Leasing, LLC, Financial Pacific Funding II, LLC and Wells Fargo Bank Minnesota, National Association.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Perkins Coie LLP (to be included in Exhibit 5.1).
24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.

     (b) Financial Statement Schedules

      All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby (1) undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser; (2) agrees that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) agrees that for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington, on April 9, 2004.

FINANCIAL PACIFIC COMPANY

By:	/s/ DALE A. WINTER

Name: Dale A. Winter

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose individual signature appears below hereby authorizes and appoints Dale A. Winter and Peter A. Davis, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities indicated below on the 9th day of April, 2004.

Signature	Title

/s/ DALE A. WINTER Dale A. Winter	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ PETER A. DAVIS Peter A. Davis	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ MARK C. MONACO Mark C. Monaco	Chairman of the Board

/s/ EDWARD J. CONDON Edward J. Condon	Director

/s/ WILLIAM W. CONLEY William W. Conley	Director

/s/ ROBERT E. DUBRISH Robert E. Dubrish	Director

/s/ JAMES K. HUNT James K. Hunt	Director

/s/ PETER S. MACDONALD Peter S. Macdonald	Director

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Articles of Incorporation of the Registrant.
3	.2*	Amended and Restated Bylaws of the Registrant.
4.1		Shareholders Agreement, dated as of January 23, 1998, among the Registrant, Windward Capital Associates, L.P., Windward/ Badger FPC, LLC, Windward/ Merchant, L.P., Windward/ Merban, L.P. and certain of the Registrant’s shareholders.
5	.1*	Opinion of Perkins Coie LLP.
10.1		1998 Stock Option Plan of the Registrant, as amended.
10.2		2001 Stock Option Plan of the Registrant, as amended.
10	.3*	2004 Equity Incentive Plan of the Registrant.
10.4		Lease Agreement, dated as of July 20, 1998, between Quadrant Corporation and the Registrant, as amended.
10.5		Lease Agreement, dated as of September 1, 1994, between the McC Partnership and the Registrant, as amended.
10.6		Nondisclosure and Noncompetition Agreement, dated as of June 1, 2003, between Dale A. Winter and the Registrant.
10.7		Financial Advisory Services Agreement, dated January 23, 1998, between Windward Capital Partners, L.P. and the Registrant.
10.8		Letter Agreement, dated September 3, 2003, between Windward Capital Management, LLC and the Registrant.
10.9		Subordinated Note Agreement, dated as of January 23, 1998, among the Registrant, Financial Pacific Leasing LLC, Windward/ Merban L.P. and Northwestern Mutual Life Insurance Co.
10.10		Warehouse Loan and Security Agreement, dated as of December 30, 1998, among Financial Pacific Leasing, LLC, the Registrant, Financial Pacific Funding, LLC, Wells Fargo Bank Minnesota (as successor to Norwest Bank Minnesota, National Association), Receivables Capital Corporation, the Financial Institutions from time to time party thereto and Bank of America, N.A. (as successor to Bank of America National Trust and Savings Association) (the “Warehouse Loan and Security Agreement”).
10.11		First Amendment, dated as of December 22, 1999, to the Warehouse Loan and Security Agreement.
10.12		Second Amendment, dated as of December 22, 1999, to the Warehouse Loan and Security Agreement.
10.13		Third Amendment, dated as of October 30, 2000, to the Warehouse Loan and Security Agreement.
10.14		Fourth Amendment, dated as of December 15, 2000, to the Warehouse Loan and Security Agreement.
10.15		Fifth Amendment, dated as of October 26, 2001, to the Warehouse Loan and Security Agreement.
10.16		Sixth Amendment, dated as of October 25, 2002, to the Warehouse Loan and Security Agreement.
10.17		Seventh Amendment, dated as of May 30, 2003, to the Warehouse Loan and Security Agreement.
10.18		Eighth Amendment, dated as of October 24, 2003, to the Warehouse Loan and Security Agreement.
10.19		Insurance and Indemnity Agreement, dated as of February 1, 1999, among Financial Pacific Funding, LLC, Norwest Bank Minnesota, National Association, Receivables Capital Corporation, the Financial Institutions from time to time party thereto and Bank of America, N.A. (as successor to Bank of America National Trust and Savings Association) (the “Insurance and Indemnity Agreement”).
10.20		Amendment No. 1, dated as of December 22, 1999, to the Insurance and Indemnity Agreement.
10.21		Credit Agreement, dated as of November 30, 2001, among Financial Pacific Leasing, LLC, Bank of America, N.A. and U.S. Bank National Association (the “Credit Agreement”).
10.22		Amendment Number One, dated as of September 23, 2002, to the Credit Agreement.
10.23		Amendment Number Two, dated as of May 30, 2003, to the Credit Agreement.

Exhibit
Number		Description

10.24		Amendment Number Three, dated as of June 11, 2003, to the Credit Agreement.
10.25		Warehouse and Security Agreement, dated as of December 14, 2001, among Financial Pacific Funding II, LLC, Financial Pacific Leasing, LLC, the Registrant, Wells Fargo Bank Minnesota, National Association and Westside Funding Corporation.
10.26		Servicing Agreement, dated as of December 14, 2001, among Financial Pacific Leasing, LLC, Financial Pacific Funding II, LLC, Wells Fargo Bank Minnesota, National Association and Westside Funding Corporation.
10.27		Indenture, dated as of July 14, 2003 among Financial Pacific Funding II, LLC, Financial Pacific Leasing, LLC and Wells Fargo Bank Minnesota, National Association, as amended.
10.28		Insurance and Indemnity Agreement, dated as of July 14, 2003, among Financial Security Assurance, Inc., Financial Pacific Leasing, LLC, and Financial Pacific Funding II, LLC (the “2003 Insurance and Indemnity Agreement”).
10.29		Amendment No. 1, dated as of March 3, 2004, to the 2003 Insurance and Indemnity Agreement.
10.30		Servicing Agreement, dated as of July 14, 2003, among Financial Pacific Leasing, LLC, Financial Pacific Funding II, LLC and Wells Fargo Bank Minnesota, National Association.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of Perkins Coie LLP (to be included in Exhibit 5.1).
24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.